                                                       Registration No.333-52615


===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              -------------------



                          PRE-EFFECTIVE AMENDMENT NO. 1
                                   TO FORM S-6


              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                              -------------------


                        NATIONWIDE VLI SEPARATE ACCOUNT-4
                              (EXACT NAME OF TRUST)


                        NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                                 DENNIS W. CLICK
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                              -------------------

Approximate date of proposed public offering: (As soon as practicable after the effective date of this Registration Statement).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.



===============================================================================

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                   CAPTION IN PROSPECTUS

 1.......................................Nationwide Life Insurance Company
                                         The Variable Account
 2.......................................Nationwide Life Insurance Company
 3.......................................Custodian of Assets
 4.......................................Distribution of The Policies
 5.......................................The Variable Account
 6.......................................Not Applicable
 7.......................................Not Applicable
 8.......................................Not Applicable
 9.......................................Legal Proceedings
10.......................................Information About The Policies; How
                                         The Cash Value Varies; Right to
                                         Exchange for a Fixed Benefit Policy;
                                         Reinstatement; Other Policy Provisions
11.......................................Investments of The Variable
                                         Account
12.......................................The Variable Account
13.......................................Policy Charges
                                         Reinstatement
14.......................................Underwriting and Issuance -
                                         Premium Payments
                                         Minimum Requirements for Issuance  of a
                                         Policy
15.......................................Investments of the Variable
                                         Account; Premium Payments
16.......................................Underwriting and Issuance -
                                         Allocation of Cash Value
17.......................................Surrendering The Policy for Cash
18.......................................Reinvestment
19.......................................Not Applicable
20.......................................Not Applicable
21.......................................Policy Loans
22.......................................Not Applicable
23.......................................Not Applicable
24.......................................Not Applicable
25.......................................Nationwide Life Insurance Company
26.......................................Not Applicable
27.......................................Nationwide Life Insurance Company
28.......................................Company Management
29.......................................Company Management
30.......................................Not Applicable
31.......................................Not Applicable
32.......................................Not Applicable
33.......................................Not Applicable
34.......................................Not Applicable
35.......................................Nationwide Life Insurance Company
36.......................................Not Applicable
37.......................................Not Applicable
38.......................................Distribution of The Policies
39.......................................Distribution of The Policies
40.......................................Not Applicable
41(a)....................................Distribution of The Policies
42.......................................Not Applicable
43.......................................Not Applicable
44.......................................How The Cash Value Varies

N-8B-2 ITEM                                CAPTION IN PROSPECTUS

45.......................................Not Applicable
46.......................................How The Cash Value Varies
47.......................................Not Applicable
48.......................................Custodian of Assets
49.......................................Not Applicable
50.......................................Not Applicable
51                                       Summary of The Policies; Information
                                         About The Policies
52.......................................Substitution of Securities
53.......................................Taxation of The Company
54.......................................Not Applicable
55.......................................Not Applicable
56.......................................Not Applicable
57.......................................Not Applicable
58.......................................Not Applicable
59.......................................Financial Statements

                        NATIONWIDE LIFE INSURANCE COMPANY
                                   Home Office
                                 P.O. Box 182150
                              One Nationwide Plaza
                            Columbus, Ohio 43218-2150
                       (800) 547-7548, TDD (800) 238-3035

            MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICIES*
                   ISSUED BY NATIONWIDE LIFE INSURANCE COMPANY
                  THROUGH ITS NATIONWIDE VLI SEPARATE ACCOUNT-4

The life insurance policies offered by this prospectus are modified single premium variable life insurance policies (collectively referred to as the "Policies"). The Policies are designed to provide life insurance coverage on the Insured named in the Policy. The Policies may also provide a Cash Surrender Value if the Policies are surrendered during the lifetime of the Insured. The Death Benefit and Cash Value of the Policies may vary to reflect the experience of the Nationwide VLI Separate Account-4 (the "Variable Account") or the Fixed Account to which Cash Values are allocated.

The Policies described in this prospectus may meet the definition of a "modified endowment contract" under Section 7702A of the Internal Revenue Code of 1986, as amended (the "Code"). The Code provides for taxation in the same manner as annuities for surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts. Any distribution is taxable to the extent the Cash Value of the Policy exceeds, at the time of the distribution, the premiums paid into the Policy. The Code also provides for a 10% tax penalty on the taxable portion of such distributions. That penalty is applicable unless the distribution is: (1) paid after the Policy Owner is 59-1/2 or disabled; or (2) the distribution is part of an annuity to the Policy Owner as defined in the Code. (See "Tax Matters.")

It may not be advantageous to replace existing insurance with Policies described in this prospectus. It may also be disadvantageous to purchase a Policy to obtain additional insurance protection if the purchaser already owns another variable life insurance policy. The Policies may not be advantageous for persons who may wish to make policy loans or withdrawals prior to attaining age 59-1/2. (See "Tax Matters.")

*The Policy is titled a "Flexible Premium Variable Life Insurance Policy" in Texas.

The Policy Owner may allocate premiums and Cash Value to one or more of the Sub-Accounts and/or the Fixed Account. The assets of each Sub-Account will be used to purchase, at Net Asset Value, shares of Underlying Mutual Fund(s) in the following series of the underlying variable account Mutual Fund options:

                   AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.,
           A MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS

 American Century VP Income & Growth              American Century VP International

                           American Century VP Value

                                    DREYFUS

The Dreyfus Socially Responsible Growth Fund, Inc.    Dreyfus Stock Index Fund, Inc.

       Dreyfus Variable Investment Fund - Capital Appreciation Portfolio

                   FIDELITY VARIABLE INSURANCE PRODUCTS FUND

VIP Equity-Income Portfolio:  Service Class      VIP Growth Portfolio:  Service Class

VIP High Income Portfolio:  Service Class**     VIP Overseas Portfolio:  Service Class

                  FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

                   VIP II Contrafund Portfolio: Service Class

                 FIDELITY VARIABLE INSURANCE PRODUCTS FUND III

              VIP III Growth Opportunities Portfolio: Service Class

                                 MORGAN STANLEY
     Morgan Stanley Universal Funds, Inc. - Emerging Markets Debt Portfolio

Van Kampen Life Investment Trust - Morgan Stanley Real Estate Securities Portfolio

                   NATIONWIDE SEPARATE ACCOUNT TRUST ("NSAT")

            Capital Appreciation Fund           Government Bond Fund

                Money Market Fund                Total Return Fund

                            Nationwide Balanced Fund

                          Nationwide Equity Income Fund

                          Nationwide Global Equity Fund

                       Nationwide High Income Bond Fund**

                       Nationwide Multi Sector Bond Fund**

                     Nationwide Select Advisers Mid Cap Fund

                         Nationwide Small Cap Value Fund

                          Nationwide Small Company Fund

                        Nationwide Strategic Growth Fund

                         Nationwide Strategic Value Fund

                  NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

          AMT Guardian Portfolio        AMT Mid-Cap Growth Portfolio

                             AMT Partners Portfolio

                       OPPENHEIMER VARIABLE ACCOUNT FUNDS

Oppenheimer Aggressive Growth Fund (formerly "Oppenheimer Capital Appreciation Fund")

Oppenheimer Growth & Income Fund                 Oppenheimer Growth Fund

                       VAN ECK WORLDWIDE INSURANCE TRUST

 Worldwide Emerging Markets Fund                   Worldwide Hard Assets Fund

                              WARBURG PINCUS TRUST

    Growth & Income Portfolio                   International Equity Portfolio

                         Post-Venture Capital Portfolio

**These Underlying Mutual Funds may invest in lower quality debt securities commonly referred to as junk bonds.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR THE UNDERLYING MUTUAL FUND OPTION(S) BEING CONSIDERED MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH.

THE BENEFITS DESCRIBED IN THIS PROSPECTUS MAY NOT BE AVAILABLE IN EVERY JURISDICTION. PLEASE REFER TO YOUR POLICY FOR SPECIFIC BENEFIT INFORMATION.

INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, ANY ADVISER OF THE UNDERLYING MUTUAL FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.

THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE, WWW.SEC.GOV, THAT CONTAINS ANY MATERIAL INCORPORATED BY REFERENCE RELATING TO THIS PROSPECTUS.

INFORMATION ABOUT THIS PRODUCT AND OTHER BEST OF AMERICA PRODUCTS CAN BE OBTAINED FROM THE WORLD- WIDE WEB AT WWW.BESTOFAMERICA.COM.

THE COMPANY (NATIONWIDE LIFE INSURANCE COMPANY) GUARANTEES THAT THE DEATH BENEFIT FOR A POLICY WILL NEVER BE LESS THAN THE SPECIFIED AMOUNT STATED ON THE POLICY DATA PAGES AS LONG AS THE POLICY IS IN FORCE. THERE IS NO GUARANTEED CASH SURRENDER VALUE. IF THE CASH SURRENDER VALUE IS INSUFFICIENT TO COVER THE CHARGES UNDER THE POLICY, THE POLICY WILL LAPSE.

THIS PROSPECTUS GENERALLY DESCRIBES ONLY THAT PORTION OF THE CASH VALUE ALLOCATED TO THE VARIABLE ACCOUNT. FOR A BRIEF SUMMARY OF THE FIXED ACCOUNT OPTION, SEE "THE FIXED ACCOUNT OPTION."


                 THE DATE OF THIS PROSPECTUS IS OCTOBER 15, 1998.

                                GLOSSARY OF TERMS

ATTAINED AGE- The Insured's age on the Policy Date, plus the number of full years since the Policy Date.

ACCUMULATION UNIT- An accounting unit of measure used to calculate the Cash Value of the Variable Account.

BENEFICIARY- The person to whom the proceeds due on the Insured's death are paid.

CASH VALUE- The sum of the value of Policy assets in the Variable Account, Fixed Account and any associated value in the Policy Loan Account.

CASH SURRENDER VALUE- The Policy's Cash Value, less any indebtedness under the Policy, less any Surrender Charge.

CODE- The Internal Revenue Code of 1986, as amended.

COMPANY- Nationwide Life Insurance Company.

DEATH PROCEEDS- Amount of money payable to the Beneficiary if the Insured dies while the Policy is in force.

FIXED ACCOUNT- An investment option which is funded by the General Account of the Company.

GENERAL ACCOUNT- All assets of the Company other than those of the Variable Account or those of other separate accounts that have been or may be established by the Company.

GUIDELINE SINGLE PREMIUM- The amount of single premium calculated in accordance with the provisions of the Code. It represents the single premium required to mature the Policy under guaranteed mortality and expense charges, and an interest rate of 6%.

HOME OFFICE- The main office of the Company located in Columbus, Ohio.

INSURED- The person whose life is covered by the Policy, and who is named on the Policy Data Page.

MATURITY DATE- The Policy Anniversary on or following the Insured's 100th birthday.

MONTHLY ANNIVERSARY DATE- The same day as the Policy Date for each succeeding month.

NET ASSET VALUE- The value of one share of an Underlying Mutual Fund as calculated at the end of each business day. Net Asset Value is computed by adding the value of all portfolio holdings, plus other assets, deducting liabilities and then dividing the result by the number of shares outstanding.

POLICY ANNIVERSARY- An anniversary of the Policy Date.

POLICY CHARGES- All deductions made from the value of the Variable Account, or the Policy Cash Value.

POLICY DATE- The date the provisions of the Policy take effect, as shown on the Policy Owner's Policy data page.

POLICY LOAN ACCOUNT- The Portion of the Cash Value which results from policy loans.

POLICY OWNER- The person designated in the Policy application as the Owner. In the State of New York, the variable life insurance policies offered by the Company are offered as "Certificates" for "Certificate Owners" under a group contract other than individual policies. The provisions of both these Certificates and Policies are essentially the same and references to the provisions of the Policies and rights of Policy Owners in this prospectus include Certificates and Certificate Owners.

POLICY YEAR- Each year commencing with the Policy Date and each Policy Date anniversary thereafter.

SPECIFIED AMOUNT- A dollar amount used to determine the Death Benefit under a Policy. It is shown on the Policy Data Page.

SUB-ACCOUNTS- Separate and distinct divisions of the Variable Account to which specific Underlying Mutual Fund shares are allocated and for which Accumulation Units are separately maintained.

SURRENDER CHARGE- An amount deducted from the Cash Value if the Policy is surrendered.

UNDERLYING MUTUAL FUNDS- The Underlying Mutual Funds which correspond to the Sub-Accounts of the Variable Account.

VALUATION DATE- Each day both the New York Stock Exchange and the Home Office are open for business or any other day during which there is a sufficient degree of trading such that the current Net Asset Value of the Accumulated Units might be materially affected.

VALUATION PERIOD- A period commencing with the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.


VARIABLE ACCOUNT- Nationwide VLI Separate-4, a separate investment account of Nationwide Life Insurance Company.

                                TABLE OF CONTENTS
GLOSSARY OF TERMS...................................................................................4
SUMMARY OF THE POLICIES.............................................................................7
         Variable Life Insurance....................................................................7
         The Variable Account and its Sub-Accounts..................................................7
         The Fixed Account..........................................................................7
         Deductions and Charges.....................................................................7
         Premiums...................................................................................8
NATIONWIDE LIFE INSURANCE COMPANY...................................................................8
THE VARIABLE ACCOUNT................................................................................8
Investments of the Variable Account.................................................................8
         American Century Variable Portfolios, Inc., a member of the American Century(sm)
         Family of Investments......................................................................9
         Dreyfus Stock Index Fund, Inc.............................................................10
         Dreyfus Variable Investment Fund..........................................................10
         The Dreyfus Socially Responsible Growth Fund, Inc. .......................................10
         Fidelity Variable Insurance Products Fund: Service Class..................................11
         Fidelity Variable Insurance Products Fund II: Service Class...............................11
         Fidelity Variable Insurance Products Fund III: Service Class..............................12
         Morgan Stanley Universal Funds, Inc.......................................................12
         Nationwide Separate Account Trust.........................................................12
         Subadvised Nationwide Funds...............................................................13
         Neuberger & Berman Advisers Management Trust..............................................15
         Oppenheimer Variable Account Funds........................................................16
         Van Eck Worldwide Insurance Trust.........................................................16
         Van Kampen Life Investment Trust..........................................................16
         Warburg Pincus Trust......................................................................17
         Reinvestment..............................................................................17
         Transfers.................................................................................17
         Dollar Cost Averaging.....................................................................18
         Substitution of Securities................................................................18
         Voting Rights.............................................................................19
INFORMATION ABOUT THE POLICIES.....................................................................19
         Underwriting and Issuance.................................................................19
         -Minimum Requirements for Issuance of a Policy............................................19
         -Premium Deposits.........................................................................19
         -Allocation of Cash Value.................................................................20
         -Short-Term Right to Cancel Policy........................................................20
POLICY CHARGES.....................................................................................20
         Deductions from Premiums..................................................................20
         Monthly Deductions........................................................................20
         -Cost of Insurance Charge.................................................................20
         -Administrative Expense Charge............................................................21
         -Tax Expense Charge.......................................................................21
         -Mortality and Expense Risk Charge........................................................21
         Surrender Charges.........................................................................21
         Expenses of the Underlying Mutual Funds...................................................22
HOW THE CASH VALUE VARIES..........................................................................26
         How the Investment Experience is Determined...............................................26
         Net Investment Factor.....................................................................26
         Determining the Cash Value................................................................26
         Valuation Periods and Valuation Dates.....................................................26
SURRENDERING THE POLICY FOR CASH...................................................................27
         Right to Surrender........................................................................27
         Cash Surrender Value......................................................................27
         Partial Surrenders........................................................................27
         Maturity Proceeds.........................................................................27

         Income Tax Withholding.........................................................27
POLICY LOANS............................................................................28
         Taking a Policy Loan...........................................................28
         Effect on Investment Performance...............................................28
         Interest.......................................................................28
         Effect on Death Benefit and Cash Value.........................................29
         Repayment......................................................................29
HOW THE DEATH BENEFIT VARIES............................................................29
         -Calculation of the Death Benefit..............................................29
         -Proceeds Payable on Death.....................................................30
RIGHT OF CONVERSION.....................................................................30
CHANGES OF INVESTMENT POLICY............................................................30
GRACE PERIOD............................................................................30
REINSTATEMENT...........................................................................30
THE FIXED ACCOUNT OPTION................................................................31
OTHER POLICY PROVISIONS.................................................................31
         Policy Owner...................................................................31
         Beneficiary....................................................................31
         Assignment.....................................................................31
         Incontestability...............................................................32
         Error in Age or Sex............................................................32
         Suicide........................................................................32
         Nonparticipating Policies......................................................32
         Riders.........................................................................32
LEGAL CONSIDERATIONS....................................................................32
DISTRIBUTION OF THE POLICIES............................................................32
CUSTODIAN OF ASSETS.....................................................................33
TAX MATTERS.............................................................................33
         Policy Proceeds................................................................33
         -Federal Estate and Generation-Skipping Transfer Taxes.........................34
         -Withholding...................................................................34
         -Non-Resident Aliens...........................................................34
         Taxation of the Company........................................................35
         Tax Changes....................................................................35
THE COMPANY.............................................................................35
COMPANY MANAGEMENT......................................................................36
         Directors of the Company.......................................................36
         Executive Officers of the Company..............................................38
OTHER CONTRACTS ISSUED BY THE COMPANY...................................................38
STATE REGULATION........................................................................38
REPORTS TO POLICY OWNERS................................................................39
ADVERTISING.............................................................................39
YEAR 2000 COMPLIANCE ISSUES.............................................................39
LEGAL PROCEEDINGS.......................................................................39
EXPERTS.................................................................................40
REGISTRATION STATEMENT..................................................................40
LEGAL OPINIONS..........................................................................40
APPENDIX................................................................................41
FINANCIAL STATEMENTS....................................................................53

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE LIFE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

                             SUMMARY OF THE POLICIES

VARIABLE LIFE INSURANCE

The Policies are similar in many ways to fixed-benefit whole life insurance. As with fixed-benefit whole life insurance, the Policy Owner pays a premium for life insurance coverage on the Insured. Also like fixed-benefit whole life insurance, the Policies may provide for a Cash Surrender Value which is payable if the Policy is terminated during the Insured's lifetime. (As with fixed-benefit whole life insurance, the Cash Surrender Value during the early Policy years may be substantially lower than the premiums paid.)

However, the Policies differ from fixed-benefit whole life insurance in several respects. Unlike fixed-benefit whole life insurance, the Death Benefit and Cash Value of the Policies may increase or decrease to reflect the investment performance of the Sub-Accounts or the Fixed Account to which Cash Values are allocated. (See "How the Death Benefit Varies.") There is no guaranteed Cash Surrender Value. (See "How the Cash Value Varies.") If the Cash Surrender Value is insufficient to pay Policy Charges, the Policy will lapse.

THE VARIABLE ACCOUNT AND ITS SUB-ACCOUNTS

The Company places the Policy's Cash Value in the Nationwide VLI Separate Account-4 and/or the Fixed Account (the "Variable Account") at the time the Policy is issued. The Policy Owner selects the Sub-Accounts into which the Cash Value will be allocated. (See "Allocation of Cash Value.") When the Policy is issued, the Cash Value will be allocated to the Nationwide Separate Account Trust ("NSAT") - Money Market Fund (for any Cash Value allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. (See "Short-Term Right to Cancel Policy.") Assets of each Sub-Account are invested at Net Asset Value in shares of corresponding Underlying Mutual Fund options. For a description of the Underlying Mutual Fund options and their investment objectives, see "Investments of the Variable Account." The Policy Owner also can have Cash Value allocated to the Fixed Account.

THE FIXED ACCOUNT

The Fixed Account is funded by the assets of the General Account. Cash Values allocated to the Fixed Account are credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than an effective annual rate of 3%.

DEDUCTIONS AND CHARGES

The Company deducts certain charges from the Cash Value of the Policy. These charges are made for administrative expenses, state premium taxes, federal taxes, providing life insurance protection and assuming the mortality and expense risks.

The Company deducts a monthly charge for the cost of insurance, administrative charges, premium tax, and federal tax from the Policy's Cash Value attributable to the Variable Account and Fixed Account. The Company also deducts on a monthly basis from the Cash Value attributable to the Variable Account, a charge to provide for mortality and expense risks. For Policies which are surrendered in the first 9 Policy Years, the Company deducts a Surrender Charge not to exceed 10% of the initial Premium Payment. This includes a charge for deferred sales expenses and premium tax recovery. The sales surrender charge will never exceed 7.5% of the initial premium payments. For a complete discussion of all charges, deductions and reductions of charges, see "Charges and Other Deductions."

Underlying Mutual Fund shares are purchased at Net Asset Value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund.

PREMIUMS

The minimum premium for which a Policy may be issued is $10,000 for issue ages 0-70 and $50,000 for issue ages 71-80. A Policy may be issued to an insured up to age 80.

For a limited time, the Policy Owner has a right to cancel the Policy and receive a full refund of premiums paid. (See "Short-Term Right to Cancel Policy.")

                        NATIONWIDE LIFE INSURANCE COMPANY

The Company is a stock life insurance company organized under the laws of the State of Ohio in March, 1929. The Company is a member of the "Nationwide Insurance Enterprise" with its Home Office at One Nationwide Plaza, Columbus, Ohio 43215.

The Company is a provider of life insurance, annuities and retirement products. It is admitted to do business in all states, the District of Columbia, and Puerto Rico (for additional information, see "The Company").

                              THE VARIABLE ACCOUNT

The Variable Account was established by the Company on December 3, 1987, pursuant to Ohio law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 ("the 1940 Act"). Nationwide Life Insurance Company, One Nationwide Plaza, Columbus, Ohio 43215 serves as Trustee for the Trust. Nationwide Advisory Services, Inc., One Nationwide Plaza, Columbus, Ohio 43215 serves as principal underwriter for the Trust. Such registration does not involve supervision of the management of the Variable Account or of the Company by the Securities and Exchange Commission.

The Variable Account is a separate investment account of the Company and as such, is not chargeable with the liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. The death benefit and Cash Value under the Policy may vary with the investment performance of the investments in the Variable Account (see "How the Death Benefit Varies" and "How the Cash Value Varies").

Premium payments and Cash Value are allocated within the Variable Account among one or more Sub-Accounts (see "Tax Matters"). The assets of each Sub-Account are used to purchase shares of the Underlying Mutual Fund options designated by the Policy Owner. Thus, the investment performance of a Policy depends upon the investment performance of the Underlying Mutual Fund options designated by the Policy Owner.

INVESTMENTS OF THE VARIABLE ACCOUNT

The Company places the Policy's Cash Value in the Variable Account or the Fixed Account at the time the Policy is issued. The Policy Owner selects the Sub-Accounts or the Fixed Account into which the Cash Value will be allocated (see "Allocation of Cash Value"). In states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), the Net Premiums will be allocated to the NSAT-Money Market Fund (for any Net Premiums allocated to a Sub-Account on the application) and/or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the Policy. Assets of each Sub-Account are invested at Net Asset Value in shares corresponding Underlying Mutual Funds (see "Transfers", "Allocation of Cash Value" and "Short Term Right to Cancel Policy").

The Underlying Mutual Fund options are NOT available to the general public directly. The Underlying Mutual Funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the Underlying Mutual Funds have been established by investment advisers which manage publicly Funds may be similar to, and may in fact be modeled after publicly traded mutual funds, Contract purchasers should understand that the Underlying Mutual Funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding Underlying Mutual Funds may differ substantially.

Additional Premium Deposits, upon acceptance, will be allocated to the NSAT-Money Market Fund unless the Policy Owner specifies otherwise. (See "Premium Deposits.") Premium Deposits will be held only while the

Company obtains information necessary to evaluate the risk. Following the underwriting process, the Company will either issue the Policy or refund deposits within 5 days from the date thereof.

Each of the Underlying Mutual Fund options is a registered investment company which receives investment advice from a registered investment adviser:

     1. American Century Variable Portfolios, Inc., member of the American Century(sm) Family of Investments, managed by American Century Investment Management, Inc.;


     2.   Dreyfus Stock Index Fund, Inc., managed by The Dreyfus Corporation;


     3. The Dreyfus Socially Responsible Growth Fund, Inc., managed by The Dreyfus Corporation/NCM Capital Management Group;

     4.   Dreyfus Variable Investment Fund, managed by The Dreyfus Corporation;

     5. Fidelity Variable Insurance Products Fund: Service Class, managed by Fidelity Management & Research Company;

     6. Fidelity Variable Insurance Products Fund II: Service Class, managed by Fidelity Management & Research Company;

     7. Fidelity Variable Insurance Products Fund III: Service Class, managed by Fidelity Management & Research Company;

     8. Morgan Stanley Universal Funds, Inc. managed by Morgan Stanley Asset Management, Inc.

     9. Nationwide Separate Account Trust, managed by Nationwide Advisory Services, Inc.;

     10. Neuberger & Berman Advisers Management Trust, managed by Neuberger & Berman Management Incorporated;

     11.  Oppenheimer Variable Accounts Funds, managed by OppenheimerFunds,
          Inc.;

     12. Van Eck Worldwide Insurance Trust, managed by Van Eck Associates Corporation;

     13. Van Kampen Life Investment Trust, managed by Van Kampen Asset Management, Inc.; and

     14.  Warburg Pincus Trust, managed by Warburg Pincus Asset Management, Inc.


A summary of investment objectives is contained in the description of each Underlying Mutual Fund below. More detailed information may be found in the current prospectus for each Underlying Mutual Fund option. A prospectus for the Underlying Mutual Fund option(s) being considered must accompany this prospectus and should be read in conjunction herewith.

Prospectuses for the Underlying Mutual Funds must be read in conjunction with this prospectus. A copy can be obtained without charge from the Company by calling 1-800-547-7548, TDD 1-800-238-3035, or by writing P.O. Box 182150,
Columbus, Ohio 43218-2150. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS.

American Century Variable Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end investment management company which offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. American Century Variable Portfolios, Inc. is managed by American Century Investment Management, Inc.

       -AMERICAN CENTURY VP INCOME & GROWTH

       Investment Objective: Dividend growth, current income and capital appreciation. The Fund seeks to achieve its investment objective by investing in common stocks. The investment manager constructs the portfolio to match the risk characteristics of the S&P 500 Stock Index and then optimizes each portfolio to achieve the desired balance of risk and return potential. This includes targeting a dividend yield that exceeds that of the S&P 500. Such a management technique known as "portfolio optimization" may cause the Fund to be more heavily invested in some industries than in others. However, the Fund may not invest more than 25% of its total assets in companies whose principal business activities are in the same industry.

       -AMERICAN CENTURY VP INTERNATIONAL

       Investment Objective: To seek capital growth. The Fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the Fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. While securities of United States issuers may be included in the portfolio from time to time, it is the primary intent of the manager to diversify investments across a broad range of foreign issuers. Although the primary investment of the Fund will be common stocks (defined to include depository receipts for common stock and other equity equivalents), the Fund may also invest in other types of securities consistent with the Fund's objective. When the manager believes that the total capital growth potential of other securities equals or exceeds the potential return of common stocks, the Fund may invest up to 35% of its assets in such other securities. There can be no assurance that the Fund will achieve its objectives.

       -AMERICAN CENTURY VP VALUE

       Investment Objective: The investment objective of the Fund is long-term capital growth; income is a secondary objective. The equity securities in which the Fund will invest will be primarily securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase. Under normal market conditions, the Fund expects to invest at least 80% of the value of its total asset in equity securities, including common and preferred stock, convertible preferred stock and convertible debt obligations.

DREYFUS STOCK INDEX FUND, INC.

The Dreyfus Stock Index Fund, Inc. ("Fund") is an open-end, non-diversified, management investment company incorporated under Maryland law on January 24, 1989 and commenced operations on September 29, 1989. The Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager, while Mellon Equity Associates, an affiliate of Dreyfus, serves as the Fund's index manager. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation.

       Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

DREYFUS VARIABLE INVESTMENT FUND

Dreyfus Variable Investment Fund ("Fund") is an open-end, management investment company. It was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts on October 29, 1986 and commenced operations on August 31, 1990. The Fund offers it's shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Dreyfus serves as the Fund's manager. Fayez Sarofim & Company serves as the sub-adviser and provides day-to-day management of the portfolio.

        -CAPITAL APPRECIATION PORTFOLIO

        Investment Objective: The Portfolio's primary investment objective is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. This Portfolio invests primarily in the common stocks of domestic and foreign issuers.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company incorporated under Maryland law on July 20, 1992 and commenced operations on October 7, 1993. The Fund offers its share only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Dreyfus serves as the Fund's investment adviser. NCM Capital Management Group, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

        Investment Objective: Capital growth through equity investment in companies that, in the opinion of the Fund's advisers, not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

The Fidelity Variable Insurance Products Fund (VIP) is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. Shares of VIP are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. Fidelity Management & Research Company ("FMR") is the manager for VIP and its portfolios.

       -VIP EQUITY-INCOME PORTFOLIO: SERVICE CLASS

       Investment Objective: Reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

       -VIP GROWTH PORTFOLIO: SERVICE CLASS

       Investment Objective: Capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that this Portfolio makes sense for you if you can afford to ride out changes in the stock market because it invests primarily in common stocks. FMR can also make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

       -VIP HIGH INCOME PORTFOLIO: SERVICE CLASS

       Investment Objective: High level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. FMR will seek high current income normally by investing the Portfolio's assets as follows:

       o at least 65% in income-producing debt securities and preferred stocks, including convertible securities

       o up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities

       Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's Investor Service, Inc. ("Moody's"); BB or lower by Standard & Poor's and may be deemed to be of a speculative nature. The Portfolio may also purchase lower-quality bonds such as those rated Ca3 by Moody's or C- by Standard & Poor's which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Portfolio's prospectus.

       -VIP OVERSEAS PORTFOLIO: SERVICE CLASS

       Investment Objective: Long-term capital growth primarily through investments in foreign securities. This Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

The Fidelity Variable Insurance Products Fund II (VIP II) is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. VIP II's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. FMR is the manager of VIP II and its portfolios.

       -VIP II CONTRAFUND PORTFOLIO: SERVICE CLASS

       Investment Objective: To seek capital appreciation by investing primarily in companies that FMR believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Portfolio primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III

The Fidelity Variable Insurance Products Fund III (VIP III) is an open-end, diversified, management investment company organized as a Massachusetts business trust on July 14, 1994. VIP III's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. FMR is the manager of VIP III and it's portfolios.

       -VIP III GROWTH OPPORTUNITIES PORTFOLIO:  SERVICE CLASS

       Investment Objective: Capital growth by investing primarily in common stocks and securities convertible into common stocks. The Portfolio, under normal conditions, will invest at least 65% of its total assets in securities of companies that FMR believes have long-term growth potential. Although the Portfolio invests primarily in common stock and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stock and bonds, that may produce capital growth. The Portfolio may invest in foreign securities without limitation.

MORGAN STANLEY UNIVERSAL FUNDS, INC.

Morgan Stanley Universal Funds, Inc. is a mutual fund designed to provide investment vehicles for variable annuity contracts and variable life insurance policies and for certain tax-qualified investors. Its Emerging Markets Debt Portfolio is managed by Morgan Stanley Asset Management, Inc.

       -EMERGING MARKETS DEBT PORTFOLIO

       Investment Objective: High total return by investing primarily in dollar and non-dollar denominated fixed income securities of government and government-related issuers located in emerging market countries, which securities provide a high level of current income, while at the same time holding the potential for capital appreciation if the perceived creditworthiness of the issuer improves due to improving economic, financial, political, social or other conditions in the country in which the issuer is located.

NATIONWIDE SEPARATE ACCOUNT TRUST

Nationwide Separate Account Trust ("NSAT") is a diversified open-end management investment company created under the laws of Massachusetts. NSAT offers shares in the mutual funds listed below, each with its own investment objectives. Shares of NSAT will be sold primarily to separate accounts to fund the benefits under variable life insurance policies and variable annuity contracts issued by life insurance companies. The assets of NSAT are managed by Nationwide Advisory Services, Inc. ("NAS"), a wholly-owned subsidiary of Nationwide Life Insurance Company.

       -CAPITAL APPRECIATION FUND

       Investment Objective: Long-term growth by primarily investing in a diversified portfolio of the common stock of companies which NAS determines have a better-than-average potential for sustained capital growth over the long term.

       -GOVERNMENT BOND FUND

       Investment Objective: As high a level of income as is consistent with the preservation of capital by investing in a diversified portfolio of securities issued or backed by the U.S. Government, its agencies or instrumentalities.

       -MONEY MARKET FUND

       Investment Objective: As high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

       -TOTAL RETURN FUND

       Investment Objective: Capital growth by investing in common stocks of companies that NAS believes will have above-average earnings or otherwise provide investors with above-average potential for capital appreciation. To maximize this potential, NAS may also utilize from time to time, securities convertible into common stock, warrants and options to purchase such stocks.

                           SUBADVISED NATIONWIDE FUNDS

       -NATIONWIDE BALANCED FUND

       Subadviser: Salomon Brothers Asset Management, Inc.

       Investment Objective: Primarily seeks above-average income compared to a portfolio entirely invested in equity securities. The Fund's secondary objective is to take advantage of opportunities for growth of capital and income. The Fund seeks its objective primarily through investments in a broad variety of securities, including equity securities, fixed-income securities and short term obligations. Under normal market conditions, it is anticipated that the Fund will invest at least 40% of the Fund's total assets in equity securities and at least 25% in fixed-income senior securities. The Fund's subadviser, Salomon Brothers Asset Management, Inc., will have discretion to invest in the full range of maturities of fixed-income securities. Generally, most of the Fund's long-term debt investments will consist of "investment grade" securities, but the Fund may invest up to 20% of its net assets in non-convertible fixed-income securities rated below investment grade or determined by the subadviser to be of comparable quality. These securities are commonly known as junk bonds. In addition, the Fund may invest an unlimited amount in convertible securities rated below investment grade.

       -NATIONWIDE EQUITY INCOME FUND

       Subadviser: Federated Investment Counseling

       Investment Objective: Seeks above average income and capital appreciation by investing at least 65% of its assets in income-producing equity securities. Such equity securities include common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks. The portion of the Fund's total assets invested in each type of equity security will vary according to the Fund's subadviser's assessment of market, economic conditions and outlook.

       -NATIONWIDE GLOBAL EQUITY FUND

       Subadviser: J. P. Morgan Investment Management Inc.

       Investment Objective: To provide high total return from a globally diversified portfolio of equity securities. Total return will consist of income plus realized and unrealized capital gains and losses. The Fund seeks its investment objective through country allocation, stock selection and management of currency exposure. Under normal market conditions, J.P. Morgan Investment Management Inc., intends to keep the Fund essentially fully invested with at least 65% of the value of its total assets in equity securities consisting of common stocks and other securities with equity characteristics such as preferred stocks, warrants, rights, convertible securities, trust certificates, limited partnership interests and equity participations. The Fund's primary equity instruments are the common stock of companies based in the developed countries around the world. The assets of the Fund will ordinarily be invested in the securities of at least five different countries.

       -NATIONWIDE HIGH INCOME BOND FUND

       Subadviser: Federated Investment Counseling

       Investment Objective: Seeks to provide high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities. To meet its objective, the Fund intends to invest at least 65% of its assets in lower-rated fixed income securities such as preferred stocks, bonds, debentures, notes, equipment lease certificates and equipment trust certificates which are rated BBB or lower by Standard & Poor's or Fitch Investors Service or Baa or lower by Moody's (or if not rated, are determined by the Fund's subadviser to be of a comparable quality). Such investments are commonly referred to as "junk bonds." For a further discussion of lower-rated securities, please see the "High Yield Securities" section of the Fund's prospectus.

       -NATIONWIDE MULTI SECTOR BOND FUND

       Subadviser: Salomon Brothers Asset Management, Inc. with Salomon Brothers Asset Management Limited

       Investment Objective: Primarily seeks a high level of current income. Capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing in a globally diverse portfolio of fixed-income investments and by giving the subadviser, Salomon Brothers Asset Management, Inc. broad discretion to deploy the Fund's assets among certain segments of the fixed-income market that the subadviser believes will best contribute to achievement of the Fund's investment objectives. The Fund reserves the right to invest predominantly in securities rated in medium or lower categories, or as determined by the subadviser to be of comparable quality, commonly referred to as "junk bonds." Although the subadviser has the ability to invest up to 100% of the Fund's assets in lower-rated securities, the subadviser does not anticipate investing in excess of 75% of the Fund's assets in such securities. The Subadviser has entered into a subadvisory agreement with its London based affiliate, Salomon Brothers Asset Management Limited, pursuant to which the subadviser has delegated to Salomon Brothers Asset Management Limited responsibility for management of the Fund's investments in non-dollar denominated debt securities and currency transactions.

       -NATIONWIDE SELECT ADVISERS MID CAP FUND

       Subadvisers: First Pacific Advisors, Inc., Pilgrim Baxter & Associates, Ltd., and Rice, Hall, James & Associates

       Investment Objective: Capital appreciation by investing primarily in equity securities of medium-sized companies (market capitalization between $500 million and $7 billion). Under normal market conditions, the Fund will invest in equity securities consisting of common stock, preferred stock and securities convertible into common stocks, including convertible preferred stock and convertible bonds. NAS has chosen the Fund's subadvisers because they utilize a number of different investment styles. In utilizing these different styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

       -NATIONWIDE SMALL CAP VALUE FUND

       Subadviser: The Dreyfus Corporation

       Investment Objective: Capital appreciation through investment in a diversified portfolio of equity securities of companies with a median market capitalization of approximately $1 billion. Under normal market conditions, at least 75% of the Fund's total assets will be invested in equity securities of companies with market capitalizations at the time of purchase of between $200 million and $2.5 billion. The Fund will invest in equity securities of domestic and foreign issuers characterized as "value" companies according to criteria established by The Dreyfus Corporation, the Fund's subadviser.

       -NATIONWIDE SMALL COMPANY FUND


       Subadvisers: The Dreyfus Corporation, Neuberger & Berman, L.P., Lazard Asset Management, Strong Capital Management, Inc. and Warburg Pincus Asset Management, Inc.


       Investment Objective: Long-term growth of capital by investing primarily in equity securities of domestic and foreign companies with market capitalizations of less than $1 billion at the time of purchase. The subadvisers were chosen because they utilize a number of different investment styles when investing in small company stocks. By utilizing different investment styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

       -NATIONWIDE STRATEGIC GROWTH FUND

       Subadviser: Strong Capital Management Inc.

       Investment Objective: Capital growth by investing primarily in equity securities that the Fund's subadviser believes have above-average growth prospects. The Fund will generally invest in companies whose earnings are believed to be in a relatively strong growth trend, and to a lesser extent, in companies in which significant further growth is not anticipated but whose market value is thought to be undervalued. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities, including common stocks, preferred stocks, and securities convertible into common or preferred stocks, such as warrants and convertible bonds. The Fund may invest up to 35% of its total assets in debt obligations, including intermediate- to long-term corporate or U.S. Government debt securities.

       -NATIONWIDE STRATEGIC VALUE FUND

       Subadviser:  Strong Capital Management Inc./Schafer Capital Management
       Inc.

       Investment Objective: Primarily long-term capital appreciation; current income is a secondary objective. The Fund seeks to meet its objectives by investing in securities which are believed to offer the possibility of increase in value, primarily common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase in relation to investment value. Other than considered appropriate for cash reserves, the Fund will generally maintain a fully invested position in common stocks of publicly held companies, primarily in stocks of companies listed on a national securities exchange or other equity securities (common stock or securities convertible into common stock). Investments may also be made in debt securities which are convertible into common stocks and in warrants or other rights to purchase common stock, which in such case are considered equity securities by the Fund. Strong Capital Management, Inc. has subcontracted with Schafer Capital Management, Inc. to subadvise the Fund.

NEUBERGER &  BERMAN ADVISERS MANAGEMENT TRUST

Neuberger & Berman Advisers Management Trust ("N&B AMT") is an open-end, diversified management investment company consisting of several series. Shares of the series of N&B AMT are offered in connection with certain variable annuity contracts and variable life insurance policies issued through life insurance company separate accounts and are also offered directly to qualified pension and retirement plans outside of the separate account context.

The Guardian, Partners and Mid-Cap Growth Portfolios of N&B AMT invest all of their investable assets in a corresponding series of Advisers Managers Trust managed by Neuberger & Berman Management Incorporated ("N&B Management"). Each series then invests in securities in accordance with an investment objective, policies and limitations identical to those of the Portfolio. This "master/feeder fund" structure is different from that of many other investment companies which directly acquire and manage their own portfolios of securities. (For more information regarding "master/feeder fund" structure, see "Special Information Regarding Organization, Capitalization, and Other Matters" in the underlying mutual fund prospectus.) The investment advisor is N&B Management.

      -AMT GUARDIAN PORTFOLIO

       Investment Objective: Capital appreciation and secondarily, current income. The Portfolio and its corresponding series seek to achieve these objectives by investing in common stocks of long-established, high-quality companies. N&B Management uses a value-oriented investment approach in selecting securities, looking for low price-to-earnings ratios, strong balance sheets, solid management, and consistent earnings.

       -AMT MID-CAP GROWTH PORTFOLIO

       Investment Objective: Capital appreciation by investing in equity securities of medium-sized companies that N&B Management believes have the potential for long-term, above-average capital appreciation. Medium-sized companies have market capitalizations form $300 million to $10 billion at the time of investment. The Portfolio and its corresponding series may invest up to 10% of its net assets, measured at the time of investment, in corporate debt securities that are below investment grade or, if unrated, deemed by N&B Management to be of comparable quality. Securities that are below investment grade, as well as unrated securities, are often considered to be speculative and usually entail greater risk. As a part of the Portfolio's investment strategy, the Portfolio may invest up to 20% of its net assets in securities of issuers organized and doing business principally outside the United States. This limitation does not apply with respect to foreign securities that are denominated in U.S. dollars.

       -AMT PARTNERS PORTFOLIO

       Investment Objective: Capital growth by investing primarily in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and the company's track record through all parts of the market cycle.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

The Oppenheimer Variable Account Funds are an open-end, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold to provide benefits under variable life insurance policies and variable annuity contracts. OppenheimerFunds, Inc. is the investment adviser.

       -OPPENHEIMER AGGRESSIVE GROWTH FUND (FORMERLY "OPPENHEIMER CAPITAL APPRECIATION FUND")

       Investment Objective: Capital appreciation by investing in "growth type" companies. Such companies are believed to have relatively favorable long-term prospects for increasing demand for their goods or services, or to be developing new products, services or markets and normally retain a relatively larger portion of their earnings for research, development and investment in capital assets. The Fund may also invest in cyclical industries in "special situations" that OppenheimerFunds, Inc. believes present opportunities for capital growth.

       -OPPENHEIMER GROWTH FUND

       Investment Objective: Capital appreciation by investing in securities of well-known established companies. Such securities generally have a history of earnings and dividends and are issued by seasoned companies (companies which have an operating history of at least five years including predecessors). Current income is a secondary consideration in the selection of the Fund's portfolio securities.

       -OPPENHEIMER GROWTH & INCOME FUND

       Investment Objective: High total return, which stocks, preferred stocks, convertible securities and warrants. Debt investments will include bonds, participation includes growth in the value of its shares as well as current income from quality and debt securities. In seeking its investment objectives, the Fund may invest in equity and debt securities. Equity investments will include common interests, asset-backed securities, private-label mortgage-backed securities and CMOs, zero coupon securities and U.S. debt obligations, and cash and cash equivalents. From time to time, the Fund may focus on small to medium capitalization issuers, the securities of which may be subject to greater price volatility than those of larger capitalized issuers.

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust ("Van Eck Trust") is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of Van Eck Trust are offered only to separate accounts of insurance companies to fund the benefits of variable life insurance policies and variable annuity contracts. The investment advisor and manager is Van Eck Associates Corporation.

       -WORLDWIDE EMERGING MARKETS FUND

       Investment Objective: Seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world. The Fund emphasizes investment in countries that, compared to the world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth.

       -WORLDWIDE HARD ASSETS FUND

       Investment Objective: Long-term capital appreciation by investing primarily in "Hard Asset Securities." For the Fund's purpose, "Hard Assets" are real estate, energy, timber, and industrial and precious metals. Income is a secondary consideration.

VAN KAMPEN LIFE INVESTMENT TRUST

Van Kampen Life Investment Trust is an open-end diversified management investment company organized as a Delaware business trust. Shares are offered in separate portfolios which are sold only to insurance companies to provide funding for variable life insurance policies and variable annuity contracts. Van Kampen Asset Management, Inc. serves as the Fund's investment adviser.

       - MORGAN STANLEY REAL ESTATE SECURITIES PORTFOLIO

       Investment Objective: Long-term capital growth by investing principally in a diversified portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Fund's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Portfolio may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities.

WARBURG PINCUS TRUST

The Warburg Pincus Trust is an open-end management investment company organized in March 1995 as a business trust under the laws of The Commonwealth of Massachusetts. The Trust offers its shares to insurance companies for allocation to separate accounts for the purpose of funding variable annuity and variable life contracts. Portfolios are managed by Warburg Pincus Asset Management, Inc. ("Warburg").

       -GROWTH & INCOME PORTFOLIO

       Investment Objective: Long-term growth of capital and income by investing primarily in dividend-paying equity securities. Under normal market conditions, the Portfolio will invest substantially all of its asset in equity securities that Warburg considers to be relatively undervalued based upon research and analysis, taking into account factors such as price/book ratio, price/cash flow ratio, earnings growth, debt/capital ratio and multiples of earnings of comparable securities. Although the Portfolio may hold securities of any size, it currently expects to focus on companies with market capitalizations of $1 billion or greater at the time of initial purchase.

       -INTERNATIONAL EQUITY PORTFOLIO

       Investment Objective: Long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies, wherever organized, that in the judgment of Warburg have their principal business activities and interests outside the United States. The Portfolio will ordinarily invest substantially all of its assets, but no less than 65% of its total assets, in common stocks, warrants and securities convertible into or exchangeable for common stocks. The Portfolio intends to invest principally in the securities of financially strong companies with opportunities for growth within growing international economies and markets through increased earning power and improved utilization or recognition of assets.

       -POST-VENTURE CAPITAL PORTFOLIO

       Investment Objective: Long-term growth of capital by investing primarily in equity securities of issuers in their post-venture capital stage of development and pursues an aggressive investment strategy. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in equity securities of "post-venture capital companies." A post-venture capital company is one that has received venture capital financing either: (a) during the early stages of the company's existence or the early stages of the development of a new product or service; or
       (b) as part of a restructuring or recapitalization of the company. The Portfolio may invest up to 10% of its assets in venture capital and other investment funds.

REINVESTMENT

The Underlying Mutual Funds described above have as a policy the distribution of dividends in the form of additional shares (or fractions thereof) of the Underlying Mutual Funds. The distribution of additional shares will not affect the number of Accumulation Units attributable to a particular Policy. (See "Allocation of Cash Value.')

TRANSFERS

After the First Policy Anniversary, the Policy Owner may annually request a transfer of up to 100% of the Cash Value from the Variable Account to the Fixed Account. The Policy Owner's Cash Value in each Sub-account will be determined as of the date the transfer request is received in the Home Office in good order. The Company reserves the right to restrict transfers to the Fixed Account to 25% of the Cash Value.

The Policy Owner may annually transfer a portion of the value of the Fixed Account to the Variable Account without penalty or adjustment. The Company reserves the right to limit the amount of Cash Value transferred out of the Fixed Account each Policy Year. Transfers from the Fixed Account must be made within 30 days after the termination date of the interest rate guarantee period.

Transfers among the Sub-Accounts may be made once per Valuation Date and may be made either in writing or, in states allowing such transfers, by telephone. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security Number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Policy Owner and any agent of record at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine will be borne by the Contract Owner. The Company may withdraw the telephone exchange privilege upon 30 days written notice to Policy Owners.

Policy Owners who have entered into a Dollar Cost Averaging Agreement with the Company (see "Dollar Cost Averaging' below) may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

Policies described in this prospectus may in some cases be sold to individuals who independently utilize the services of a firm or individual engaged in market timing. Generally, such firms or individuals obtain authorization from multiple Policy Owners to make transfers and exchanges among the Sub-Accounts on the basis of perceived market trends. Because of the unusually large transfers of funds associated with some of these transactions, the ability of the Company or Underlying Mutual Funds to process such transactions may be compromised, and the execution of such transactions may possibly disadvantage or work to the detriment of other Policy Owners not utilizing market timing services.

Accordingly, the right to exchange Cash Surrender Values among the Sub-Accounts may be subject to modification if such rights are exercised by a market timing firm or any other third party authorized to initiate transfer or exchange transactions on behalf of multiple Policy Owners. THE RIGHTS OF INDIVIDUAL POLICY OWNERS TO EXCHANGE CASH SURRENDER VALUES, WHEN INSTRUCTIONS ARE SUBMITTED DIRECTLY BY THE POLICY OWNER, OR BY THE POLICY OWNER'S REPRESENTATIVE OF RECORD AS AUTHORIZED BY THE EXECUTION OF A VALID NATIONWIDE LIMITED POWER OF ATTORNEY FORM, WILL NOT BE MODIFIED IN ANY WAY. In modifying such rights, the Company may, among other things, not accept: (1) the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner; or (2) the transfer or exchange instructions of individual Policy Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner at the same time. The Company will not impose any such restrictions or otherwise modify exchange rights unless such action is reasonably intended to prevent the use of such rights in a manner that will disadvantage or potentially impair the contract rights of other Policy Owners.

DOLLAR COST AVERAGING

The Policy Owner may direct the Company to automatically transfer amounts from the Fidelity VIP High Income Portfolio, NSAT-Government Bond Fund, NSAT-Nationwide High Income Bond Fund, NSAT-Money Market Fund or the Fixed Account, to any other Sub-Account within the Variable Account. Dollar Cost Averaging will occur on a monthly basis or on another frequency permitted by the Company. Dollar Cost Averaging is a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. To qualify for Dollar Cost Averaging, there must be a minimum total Cash Value, less Policy Indebtedness, of $15,000. The minimum monthly transfer is $100. In addition, Dollar Cost Averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the program is requested. Transfers will be processed until either the value in the originating funds is exhausted or the Policy Owner instructs the Home Office in writing to cancel the transfers.

The Company reserves the right to discontinue establishing new Dollar Cost Averaging programs. The Company also reserves the right to assess a processing fee for this service.

SUBSTITUTION OF SECURITIES

If shares of the Underlying Mutual Fund options described in this prospectus should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management further investment in such Underlying Mutual Funds should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of another Underlying Mutual Fund for shares already purchased or to be purchased in the future by premium payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it and any state insurance department may impose.

VOTING RIGHTS


Voting rights under the Policies apply ONLY with respect to Cash Value allocated to the Sub-Accounts.

In accordance with its view of applicable law, the Company will vote the shares of the Underlying Mutual Funds at regular and special meetings of the shareholders. These shares will be voted in accordance with instructions received from Policy Owners. If the 1940 Act or any regulation thereunder should be amended or if the present interpretation changes, permitting the Company to vote the shares of the Underlying Mutual Funds in its own right, the Company may elect to do so.

The Policy Owner is the person who has voting interest under the Policy. The number of Underlying Mutual Fund shares attributable to each Policy Owner is determined by dividing any portion of the Policy's Cash Value derived from participation in that Underlying Mutual Fund by the Net Asset Value of one share of that Underlying Mutual Fund.

The number of shares which may be voted will be determined as of a date chosen by the Company, but not more than 90 days prior to the meeting of the Underlying Mutual Fund. Voting instructions will be solicited by written communication at least 21 days prior to such meeting. Each person having a voting interest will receive periodic reports relating to the Underlying Mutual Fund, proxy material and a form with which to give such voting instructions. Underlying Mutual Fund shares held by the Company or by the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received.

Notwithstanding contrary Policy Owner voting instructions, the Company may vote Underlying Mutual Fund shares in any manner necessary to enable the Underlying Mutual Fund to: (1) make or refrain from making any change in the investments or investment policies for any of the Underlying Mutual Funds, if required by an insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any portfolio which may be initiated by Policy Owners or the Underlying Mutual Fund's Board of Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in the investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

                         INFORMATION ABOUT THE POLICIES
UNDERWRITING AND ISSUANCE

-Minimum Requirements for Issuance of a Policy

Underwriting for these Policies is designed to group applicants into classifications which can be expected to produce mortality experience consistent with the actuarial structure for that class. The Company uses the following methods of underwriting: (a) simplified underwriting not routinely requiring a physical examination; and (b) medical or paramedical underwriting which requires such an examination. (See "How the Death Benefit Varies.")

The Company reserves the right to request a medical examination on any applicant where an affirmative response to one of the medical questions of the application requires additional underwriting by the Company.

The minimum amount of initial premium that will be accepted by the Company is $10,000 for issue ages 0-70 and $50,000 for issue ages 71-80. Policies may be issued to Insureds who are 80 or younger at the time of issue. Before issuing any Policy, the Company requires satisfactory evidence of insurability, which may include a medical examination.

-Premium Deposits

The initial premium for a Policy is payable in full at the Home Office. The minimum amount of initial premium required is $10,000 for issue ages 0-70 and $50,000 for issue ages 71-80. The Specified Amount of Death Benefit is determined by treating the initial premium as equal to 100% of the Guideline Single Premium. The effective date of permanent insurance coverage is dependent upon completion of all underwriting requirements, payment of the initial premium, and delivery of the Policy while the insured is still living.

The Policy is primarily intended to be a single premium policy with a limited ability to make additional payments. Subsequent premium payments under the Policy are permitted under the following circumstances:

         1) an additional premium payment is required to keep the Policy in force (see "Grace Period'); or

         2) except in Virginia, additional premium payments of at least $1,000 may be made at any time provided the premium limits prescribed by the IRS to qualify the Policy as a life insurance contract are not violated.

Deposits of additional premiums if accepted, may increase the Specified Amount of Insurance. However, the Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the net amount at risk. The Company may require that any existing Policy indebtedness is repaid prior to accepting any additional premium payments.

Additional Premium Deposits, upon acceptance, will be allocated to the NSAT-Money Market Fund unless the Policy Owner specifies otherwise.

The Company will not accept a subsequent premium deposit which would result in total premiums paid exceeding the premium limitations prescribed by the IRS to qualify the Policy as a life insurance contract.

-Allocation of Cash Value

At the time a Policy is issued, its Cash Value will be based on the NSAT-Money Market Fund value or the Fixed Account as if the Policy had been issued and the premium invested on the date the premium was received in good order by the Company. When the Policy is issued, the Cash Value will be allocated to the NSAT-Money Market Fund (for any Cash Value allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. At the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the Policy, shares of the Underlying Mutual Funds specified by the Policy Owner are purchased at Net Asset Value for the respective Sub-Account(s). The Policy Owner may change the allocation of Cash Value or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund and as set forth in the prospectus. Cash Value allocated to the Fixed Account at the time of application may not be transferred prior to the first Policy Anniversary. (See "Transfers" and "Investments of the Variable Account.")

The designation of investment allocations will be made by the prospective Policy Owner at the time of application for a Policy. The Policy Owner may change the way in which future premiums are allocated by giving written notice to the Company. All percentage allocations must be in whole numbers, and must be at least 5%. The sum of allocations must equal 100%.

-Short-Term Right to Cancel Policy

A Policy may be returned for cancellation and a full refund of premium within 10 days after the Policy is received, within 45 days after the application for insurance is signed, or within 10 days after the Company mails or delivers a Notice of Right of Withdrawal, whichever is latest. The Policy can be mailed or delivered to the registered representative who sold it, or the Company. Immediately after such mailing or delivery, the Policy will be deemed void from the beginning. The Company will refund either the total premiums paid, or the Cash Value less Indebtedness, as prescribed by the state in which the Policy was issued, within seven days after it receives the Policy. The scope of this right may vary by state.

                                 POLICY CHARGES

DEDUCTIONS FROM PREMIUMS

No deduction is made from any premium at the time of payment. 100% of each premium payment is applied to the Cash Value.

MONTHLY DEDUCTIONS

On the Policy Date and on each Monthly Anniversary Date, the Company will deduct an amount to cover charges and expenses incurred in connection with the Policy. Generally, this Monthly Deduction will be deducted on a pro-rata basis from the Cash Value in each Sub-Account and the Fixed Account. The amount of the Monthly Deductions will vary from month to month. If the Cash Surrender Value is not sufficient to cover the Monthly Deduction which is due, the Policy may lapse (see "Grace Period'). The Monthly Deductions are comprised of the following charges:

       -Cost of Insurance Charge

       Immediately after the Policy is issued, the Death Benefit will be substantially greater than the initial premium payment. While the Policy is in force, prior to the Maturity Date, the Death Benefit will always be greater than the Cash Value. To enable the Company to pay this excess of the Death Benefit over the Cash Value, a monthly cost of insurance charge is deducted.

       Currently, this charge is deducted monthly and is equal to an annual rate of 0.65% multiplied by the Cash Value. On a current basis, for policy years 11 and later, this monthly charge is anticipated to be reduced to the Cash Value multiplied by an annual rate of 0.30% if the Cash Surrender Value is $100,000 or more. In New York State the current cost of insurance charge is calculated at an annual rate of 0.65% in all years and will not exceed the 1980 Commissioner's Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO).

       In no event will this current monthly deduction for the cost of insurance exceed the guaranteed monthly cost of insurance charges. Guaranteed cost of insurance charges will not exceed the cost based on the guaranteed cost of insurance rate multiplied by the Policy's net amount at risk. The net amount at risk is equal to the Death Benefit minus the Cash Value. Guaranteed cost of insurance rates for standard issues are based on the 1980 CSO. Guaranteed cost of insurance rates for substandard issues are based on appropriate percentage multiples of the 1980 CSO. These mortality tables are sex distinct.

       -Administrative Expense Charge

       The Company deducts a monthly Administrative Expense Charge to reimburse it for expenses related to the issuance and maintenance of the Policies including underwriting, establishing policy records, accounting and record keeping, and periodic reporting to Policy Owners. This charge is designed only to reimburse the Company for its actual administrative expenses. In the aggregate, the Company expects that the charges for administrative costs will be approximately equal to the related expenses. This monthly charge is equal to an annual rate of 0.30% multiplied by the Policy's Cash Value. On a current basis, for Policy Years eleven (11) and later, this monthly charge is anticipated to be reduced to an annual rate of 0.15% multiplied by the Cash Value, provided the Cash Surrender Value is greater than or equal to $100,000. This Administrative Expense Charge is subject to a $10 per month minimum. (In the State of New York this charge is calculated at an annual rate of 0.30% in all years and may not exceed $7.50 per month).

       -Tax Expense Charge

       During the first ten policy years, the Company makes a Monthly Deduction to compensate for certain taxes which are incurred by the Company including premium taxes imposed by various states and local jurisdictions and for federal taxes imposed under Section 848 of the Code. This monthly charge is equal to an annual rate of 0.50% multiplied by the Policy's Cash Value.

       This charge is deducted monthly and includes a premium tax component equal to an annual rate of 0.30% and a federal tax component equal to an annual rate of 0.20%. The Company expects to pay an average state premium tax of approximately 2.5% of premiums for all states, although such tax rates can generally range from 0% to 4%. The Company does not anticipate to make a profit from this monthly Tax Expense Charge.

       The Company does not currently assess any charge for income taxes incurred by the Company as a result of the operations of the Sub-Accounts. (See "Taxation of the Company.") The Company reserves the right to assess a charge for such taxes against the Variable Account if the Company determines that such taxes will be incurred.

       -Mortality and Expense Risk Charge

       The Company assumes certain risks for guaranteeing the mortality and expense charges. The mortality risk assumed under the Policies is that the Insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the Policies may be greater than expected. In addition, the Company assumes risks associated with the nonrecovery of policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered during the early Policy Years.


       To compensate the Company for assuming these risks, a monthly charge for mortality and expense risks is deducted on a pro-rata basis from the Cash Value in each Variable Account sub-account. This monthly charge is equal to an annual rate of 0.70% multiplied by the Cash Value attributable to the Variable Account. To the extent that future levels of mortality and expenses are less than or equal to those expected, the Company may realize a profit from these charges.


SURRENDER CHARGES

The Company will deduct a surrender charge from the Policy's Cash Value for any Policy which is surrendered during the first nine policy years. The surrender charge is comprised of two components: a sales surrender charge and a premium tax surrender charge.

The Company incurs certain sales and other distribution expenses at the time the Policies are issued. The majority of these expenses consist of commissions paid for the sale or these policies. Premium taxes are generally incurred by the Company at the time the Policies are issued. These surrender charges are designed to recover a portion of these expenses. The Company does not expect to profit from these surrender charges. Unrecovered expenses are borne by the Company's general assets which may include profits, if any, from the monthly mortality and expense risk charges (see "Monthly Deductions"). Certain surrenders may result in adverse tax consequences (see "Tax Matters"). Maximum surrender charges are shown in the following table:

                                      Surrender Charge as a
                                       Percent of Initial
      Completed Policy Years             Premium Payment
      ----------------------             ---------------
                0                             10.0%
                1                             10.0
                2                              9.0
                3                              8.0
                4                              7.0
                5                              6.0
                6                              5.0
                7                              4.0
                8                              3.0
                9+                             0.0

Approximately 75% of the total surrender charges are for the recovery of sales expenses and 25% for the recovery of premium taxes. In no event will the sales surrender charge exceed 7.5% of the total premium payments.

The amount of the sales surrender charge may be eliminated when the Policies are issued to an officer, director, former director, partner, employee, or retired employee of the Company; an employee of the General Distributor of the Policies, Nationwide Advisory Services, Inc., or an employee of an affiliate of the Company or the General Distributor, or, a duly appointed representative of the Company who receives no commission as a result of the purchase. Elimination of the sales surrender charge will be permitted by the Company only in those situations where the Company does not incur sales expenses normally associated with sales of a Policy. In no event will the elimination of any sales surrender charge be permitted where such elimination will be unfairly discriminatory to any person.

EXPENSES OF THE UNDERLYING MUTUAL FUNDS

Underlying Mutual Fund shares are purchased at Net Asset Value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund.

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
                          (AFTER EXPENSE REIMBURSEMENT)

-----------------------------------------------------------------------------------------------------------------------------------
                                                   Management                                                    Total Mutual
                                                      Fees            Other Expenses         12b-1 Fees          Fund Expenses
-----------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. -          0.70%                0.00%                0.00%                0.70%
American Century VP Income & Growth
-----------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. -          1.50%                0.00%                0.00%                1.50%
American Century VP International
-----------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. -          1.00%                0.00%                0.00%                1.00%
American Century VP Value
-----------------------------------------------------------------------------------------------------------------------------------
The Dreyfus Socially Responsible Growth               0.75%                0.01%                0.00%                0.76%
Fund, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund, Inc.                        0.25%                0.03%                0.00%                0.28%
-----------------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable Investment Fund - Capital            0.75%                0.05%                0.00%                0.80%
Appreciation Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio:                 0.50%                0.05%                0.10%                0.65%
Service Class*
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio:  Service               0.60%                0.07%                0.10%                0.77%
Class*
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio:  Service          0.59%                0.11%                0.10%                0.80%
Class*
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio:  Service             0.75%                0.16%                0.10%                1.01 %
Class*
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund Portfolio:                 0.60%                0.08%                0.10%                0.78%
Service Class*
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities                 0.60%                0.13%                0.10%                0.83%
Portfolio:  Service Class*
-----------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc. -                0.04%                1.26%                0.00%                1.30%
Emerging Markets Debt Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Capital Appreciation Fund                      0.60%                0.09%                0.00%                0.69%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Government Bond Fund                           0.50%                0.08%                0.00%                0.58%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Money Market Fund                              0.40%                0.08%                0.00%                0.48%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Total Return Fund                              0.60%                0.07%                0.00%                0.67%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Balanced Fund                       0.75%                0.15%                0.00%                0.90%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Equity Income Fund                  0.80%                0.15%                0.00%                0.95%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Global Equity Fund                  1.00%                0.20%                0.00%                1.20%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide High Income Bond Fund               0.80%                0.15%                0.00%                0.95%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Multi-Sector Bond Fund              0.75%                0.15%                0.00%                0.90%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Select Advisers Mid Cap             1.05%                0.15%                0.00%                1.20%
Fund
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Small Cap Value Fund                0.90%                0.15%                0.00%                1.05%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Small Company Fund                  1.00%                0.11%                0.00%                1.11%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Strategic Growth Fund               0.90%                0.10%                0.00%                1.00%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Strategic Value Fund                0.90%                0.10%                0.00%                1.00%
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT - Guardian Portfolio           0.60%                0.40%                0.00%                1.00%
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT - Mid-Cap Growth               0.60%                0.40%                0.00%                1.00%
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT - Partners Portfolio           0.80%                0.06%                0.00%                0.86%
-----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds -                  0.71%                0.02%                0.00%                0.73%
Oppenheimer Aggressive Growth Fund
-----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds -                  0.73%                0.02%                0.00%                0.75%
Oppenheimer Growth Fund
-----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds -                  0.75%                0.08%                0.00%                0.83%
Oppenheimer Growth & Income Fund
-----------------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust -                   0.80%                0.00%                0.00%                0.80%
Worldwide Emerging Markets Fund
-----------------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust -                   1.00%                0.17%                0.00%                1.17%
Worldwide Hard Assets Fund
-----------------------------------------------------------------------------------------------------------------------------------
Van Kampen Life Investment Trust - Morgan             1.00%                0.07%                0.00%                1.07%
Stanley Real Estate Securities Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust - Growth & Income                0.65%                0.35%                0.00%                1.00%
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust - International Equity           1.00%                0.35%                0.00%                1.35%
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust - Post-Venture Capital           1.07%                0.33%                0.00%                1.40%
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------



The Underlying Mutual Fund expenses shown above are assessed at the Underlying Mutual Fund level and are not direct charges against Variable Account assets or reductions from Cash Values. These Underlying Mutual Fund expenses are taken into consideration in computing each Underlying Mutual Fund's Net Asset Value, which is the share price used to calculate the unit values of the Variable Account. The management fees and other expenses are more fully described in the prospectuses for each individual Underlying Mutual Fund. The information relating to the Underlying Mutual Fund expenses was provided by the Underlying Mutual Fund and was not independently verified by the Company. The following Underlying Mutual Funds are subject to the following fee waiver and/or expense reimbursement arrangements:

       -------------------------- -------------------------------------------------------------------------------
                 FUND             EXPENSES WITHOUT REIMBURSEMENT FOR WAIVER
       -------------------------- -------------------------------------------------------------------------------
       Fidelity VIP Equity -      The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Income Portfolio:          are net of any fee waivers or expense  reimbursements.  The investment adviser
       Service Class              has  voluntarily  agreed to reimburse a portion of the management  fees and/or other expenses resulting in a reduction of total expenses. Without such waivers or reimbursement, Management Fees would have equaled 0.50%, Other Expenses would have equaled 0.08%, 12b-1 Fees would have equaled 0.10% and Total
                                  Portfolio Operating Expenses would have equaled 0.68%.
       -------------------------- -------------------------------------------------------------------------------
       Fidelity VIP Growth        The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Portfolio: Service Class   are net of any fee waivers or expense  reimbursements.  The investment adviser has voluntarily agreed to reimburse a portion of the management fees and/or other expenses resulting in a reduction of total expenses. Without such waivers or reimbursements, Management Fees would have equaled 0.60%, Other Expenses would have equaled 0.09%, 12b-1 Fees would have equaled 0.10% and Total
                                  Portfolio Operating Expenses would have equaled 0.79%.
       -------------------------- -------------------------------------------------------------------------------
       Fidelity VIP Overseas      The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Portfolio: Service Class   are net of any fee waivers or expense  reimbursements.  The investment adviser has voluntarily agreed to reimburse a portion of the management fees and/or other expenses resulting in a reduction of total expenses. Without such waivers or reimbursements, Management Fees would have equaled 0.75%, Other Expenses would have equal 0.17%, 12b-1 Fees would have equaled 0.10% and Total Portfolio
                                  Operating Expenses would have equaled 1.02%.
       -------------------------- -------------------------------------------------------------------------------
       Fidelity VIP II            The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Contrafund Portfolio:      are net of any fee waivers or expense  reimbursements.  The investment adviser
       Service Class              has  voluntarily  agreed to reimburse a portion of the management  fees and/or other expenses resulting in a reduction of total expenses. Without such waivers or reimbursements, Management Fees would have equaled 0.60%, Other Expenses would have equaled 0.11%, 12b-1 Fees would have equaled 0.10% and Total
                                  Portfolio Operating Expenses would have equaled 0.81%.
       -------------------------- -------------------------------------------------------------------------------
       Fidelity VIP III Growth    The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Opportunities Portfolio:   are net of any fee waivers or expense  reimbursements.  The investment adviser
       Service Class              has  voluntarily  agreed to reimburse a portion of the management  fees and/or other expenses resulting in a reduction of total expenses. Without such waivers or reimbursements, Management Fees would have equaled 0.60%, Other Expenses would have equaled 0.14%, 12b-1 Fees would have equaled 0.10% and Total
                                  Portfolio Operating Expenses would have equaled 0.84%.
       -------------------------- -------------------------------------------------------------------------------
       Morgan Stanley Universal   The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Funds, Inc. - Emerging     are net of any fee waivers or expense  reimbursements.  The investment adviser
       Markets Debt Portfolio     has  voluntarily  agreed to reimburse a portion of the management  fees and/or other  expenses  resulting  in a reduction  of total  expenses.  Without  such waivers or  reimbursements,  Management  Fees would have equaled 0.80%,  Other
                                  Expenses would have equaled 1.26% and Total Portfolio Operating Expenses would have equaled 2.06%.
       -------------------------- -------------------------------------------------------------------------------
       NSAT-Nationwide Balanced   The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Fund                       are net of any fee waivers or expense  reimbursements.  The investment adviser has  voluntarily  agreed to reimburse a portion of the management  fees and/or other  expenses  resulting  in a reduction  of total  expenses.  Without  such waivers or  reimbursements,  Management  Fees would have equaled 1.15%,  Other
                                  Expenses would have equaled 3.75% and Total Portfolio Operating Expenses would have equaled 4.90%.
       -------------------------- -------------------------------------------------------------------------------
       NSAT-Nationwide Equity     The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Income Fund                are net of any fee waivers or expense  reimbursements.  The investment adviser has  voluntarily  agreed to reimburse a portion of the management  fees and/or other  expenses  resulting  in a reduction  of total  expenses.  Without  such waivers or  reimbursements,  Management  Fees would have equaled 1.20%,  Other
                                  Expenses would have equaled 4.43% and Total Portfolio Operating Expenses would have equaled 5.63%.
       -------------------------- -------------------------------------------------------------------------------

       -------------------------- -------------------------------------------------------------------------------
                 FUND             EXPENSES WITHOUT REIMBURSEMENT FOR WAIVER
       -------------------------- -------------------------------------------------------------------------------
       NSAT-Nationwide Global     The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Equity Fund                are net of any fee waivers or expense  reimbursements.  The investment adviser has voluntarily agreed to reimburse a portion of the management fees and/or other expenses resulting in a reduction of total expenses. Without such waivers or reimbursements, Management Fees would have equaled 1.40%, Other Expenses would have equaled 1.44% and Total Portfolio Operating Expenses would have equaled 2.84%.
       -------------------------- -------------------------------------------------------------------------------
       NSAT-Nationwide High       The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Income Bond Fund           are net of any fee waivers or expense  reimbursements.  The investment adviser has voluntarily agreed to reimburse a portion of the management fees and/or other expenses resulting in a reduction of total expenses. Without such waivers or reimbursements, Management Fees would have equaled 1.20%, Other Expenses would have equaled 0.98% and Total Portfolio Operating Expenses would have equaled 2.18%.
       -------------------------- -------------------------------------------------------------------------------
       NSAT-Nationwide            The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Multi-Sector Bond Fund     are net of any fee waivers or expense  reimbursements.  The investment adviser has  voluntarily  agreed to reimburse a portion of the management  fees and/or other  expenses  resulting  in a reduction  of total  expenses.  Without  such waivers or  reimbursements,  Management  Fees would have equaled 1.15%,  Other
                                  Expenses would have equaled 3.26% and Total Portfolio Operating Expenses would have equaled 4.41%.
       -------------------------- -------------------------------------------------------------------------------
       NSAT-Nationwide Select     The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Advisers Mid Cap Fund      are net of any fee waivers or expense  reimbursements.  The investment adviser has  voluntarily  agreed to reimburse a portion of the management  fees and/or other  expenses  resulting  in a reduction  of total  expenses.  Without  such waivers or  reimbursements,  Management  Fees would have equaled 1.45%,  Other
                                  Expenses would have equaled 1.86% and Total Portfolio Operating Expenses would have equaled 3.31%.
       -------------------------- -------------------------------------------------------------------------------
       NSAT-Nationwide Small      The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Cap Value Fund             are net of any fee waivers or expense  reimbursements.  The investment adviser has  voluntarily  agreed to reimburse a portion of the management  fees and/or other  expenses  resulting  in a reduction  of total  expenses.  Without  such waivers or  reimbursements,  Management  Fees would have equaled 1.30%,  Other
                                  Expenses would have equaled 5.01% and Total Portfolio Operating Expenses would have equaled 6.31%.
       -------------------------- -------------------------------------------------------------------------------
       NSAT-Nationwide            The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Strategic Growth Fund      are net of any fee waivers or expense  reimbursements.  The investment adviser has  voluntarily  agreed to reimburse a portion of the management  fees and/or other  expenses  resulting  in a reduction  of total  expenses.  Without  such waivers or  reimbursements,  Management  Fees would have equaled 1.30%,  Other
                                  Expenses would have equaled 5.03% and Total Portfolio Operating Expenses would have equaled 6.33%.
       -------------------------- -------------------------------------------------------------------------------
       NSAT-Nationwide            The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Strategic Value Fund       are net of any fee waivers or expense  reimbursements.  The investment adviser has  voluntarily  agreed to reimburse a portion of the management  fees and/or other  expenses  resulting  in a reduction  of total  expenses.  Without  such waivers or  reimbursements,  Management  Fees would have equaled 1.30%,  Other
                                  Expenses would have equaled 4.24% and Total Portfolio Operating Expenses would have equaled 5.54%.
       -------------------------- -------------------------------------------------------------------------------
       Van Eck Worldwide          The Management Fees, Other Expenses and Total Portfolio Operating Expenses are
       Insurance Trust -          net of any fee waivers or expense reimbursements. The investment adviser has
       Worldwide Emerging         voluntarily agreed to reimburse a portion of the management fees and/or other
       Markets Fund               expenses resulting in a reduction of total expenses. Without such waivers or reimbursements, Management Fees would have equaled 1.00%, Other Expenses would have equaled 0.34% and Total Portfolio Operating Expenses would have equaled
                                  1.34%.
       -------------------------- -------------------------------------------------------------------------------
       Van Eck Worldwide          The Management Fees, Other Expenses and Total Portfolio Operating Expenses are
       Insurance Trust -          net of any fee waivers or expense reimbursements. The investment adviser has
       Worldwide Hard Assets      voluntarily agreed to reimburse a portion of the management fees and/or other
       Fund                       expenses resulting in a reduction of total expenses. Without such waivers or reimbursements, Management Fees would have equaled 1.00%, Other Expenses would have equaled 0.18% and Total Portfolio Operating Expenses would have equaled
                                  1.18%.
       -------------------------- -------------------------------------------------------------------------------
       Warburg Pincus Trust -     The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Growth & Income Portfolio  are net of any fee waivers or expense  reimbursements.  The investment adviser has  voluntarily  agreed to reimburse a portion of the management  fees and/or other  expenses  resulting  in a reduction  of total  expenses.  Without  such waivers or  reimbursements,  Management  Fees would have equaled 0.75%,  Other
                                  Expenses would have equaled 0.45% and Total Portfolio Operating Expenses would have equaled 1.20%.
       -------------------------- -------------------------------------------------------------------------------

       -------------------------- -------------------------------------------------------------------------------
                 FUND             EXPENSES WITHOUT REIMBURSEMENT FOR WAIVER
       -------------------------- -------------------------------------------------------------------------------
       Warburg Pincus Trust -     The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       International Equity       are net of any fee waivers or expense  reimbursements.  The investment adviser
       Portfolio                  has  voluntarily  agreed to reimburse a portion of the management  fees and/or other  expenses  resulting  in a reduction  of total  expenses.  Without  such waivers or  reimbursements,  Management  Fees would have equaled 1.00%,  Other
                                  Expenses would have equaled 0.36% and Total Portfolio Operating Expenses would have equaled 1.36%.
       -------------------------- -------------------------------------------------------------------------------
       Warburg Pincus Trust -     The Management  Fees,  Other Expenses and Total Portfolio  Operating  Expenses
       Post-Venture Capital       are net of any fee waivers or expense  reimbursements.  The investment adviser
       Portfolio                  has  voluntarily  agreed to reimburse a portion of the management  fees and/or other expenses resulting in a reduction of total expenses. Without such waivers or reimbursements, Management Fees would have equaled 1.25%, Other Expenses would have equaled 0.33% and Total Portfolio Operating Expenses would have equaled 1.58%
       -------------------------- -------------------------------------------------------------------------------

                            HOW THE CASH VALUE VARIES

On any date during the Policy Year, the Cash Value equals the Cash Value on the preceding Valuation Date, plus any premium applied since the previous Valuation Date, plus or minus any investment results, and less any Policy Charges.

There is no guaranteed Cash Value. The Cash Value will vary with the investment experience of the Variable Account and/or the daily crediting of interest in the Fixed Account and Policy Loan Account depending on the allocation of Cash Value by the Policy Owner.


HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value in each Sub-Account is converted to Accumulation Units of that Sub-Account. The conversion is accomplished by dividing the amount of Cash Value allocated to a Sub-Account by the value of an Accumulation Unit for the Sub-Account of the Valuation Period during which the allocation occurs.

The value of an Accumulation Unit for each Sub-Account was arbitrarily set initially at $10 when the Underlying Mutual Fund shares in that Sub-Account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Sub-Account for the immediately preceding Valuation Period by the net investment factor for the Sub-Account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

The net investment factor for any Valuation Period is determined by dividing (a) by (b) where:

(a)    is the net of:

         (1) the Net Asset Value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the current Valuation Period; and

         (2) the per share amount of any dividend or capital gain distributions made by the Underlying Mutual Fund held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period.

(b) is the Net Asset Value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the immediately preceding Valuation Period. (See "Taxation of the Company").

The net investment factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. Currently the Company does not maintain a tax reserve with respect to the Policies since income with respect to the Underlying Mutual Funds is not taxable to the Company or the Variable Account. The Company reserves the right to adjust the calculation of the net investment factor to reflect a tax reserve should such income or other items become taxable to the Company. It should be noted that changes in the net investment factor may not be directly proportional to changes in the Net Asset Value of Underlying Mutual Fund shares because of any change or credit for tax reserves.

DETERMINING THE CASH VALUE

The sum of the value of all Variable Account Accumulation Units attributable to the Policy, amounts credited to the Fixed Account, and any associated value in the Policy Loan Account is the Cash Value. The number of Accumulation Units credited each Sub-Account is determined by dividing the net amount allocated to the Sub-Account by the Accumulation Unit value for the Sub-Account for the Valuation Period during which the premium is received by the Company. In the event part or all of the Cash Value is surrendered or charges or deductions are made against the Cash Value, generally an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Policy Owners interest in the Variable Account and the Fixed Account bears to the total Cash Value.

The Cash Value in the Fixed Account and the Policy Loan Account is credited with interest daily at an effective annual rate which the Company periodically declares. The annual effective rate credited to the Fixed Account will never be less than 3%. The annual effective rate credited to the Policy Loan Account will never be less than 4%. Upon request, the Company will inform the Policy Owner of the then applicable rates for each account.

VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange and the Home Office is open for business or any other day during which there is sufficient degree of trading that the current Net Asset Value of the Accumulation Units might be materially affected.

                        SURRENDERING THE POLICY FOR CASH

RIGHT TO SURRENDER

The Policy Owner may surrender the Policy in full at any time while the Insured is living and receive its Cash Surrender Value. The cancellation will be effective as of the date the Company receives a proper written request for cancellation and the Policy. Such written request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange, or by a commercial bank or savings and loan, which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.

CASH SURRENDER VALUE

The Cash Surrender Value increases or decreases daily to reflect the investment experience of the Variable Account and the daily crediting of interest in the Fixed Account and the Policy Loan Account. The Cash Surrender Value equals the Policy's Cash Value, next computed after the date the Company receives a proper written request for surrender of the Policy, minus any charges, indebtedness or other deductions due on that date, which may also include a Surrender Charge.

PARTIAL SURRENDERS

Partial surrenders are permitted after the fifth Policy Year. Partial surrenders will be permitted only if they satisfy the following requirements:

         1. The partial surrender request is in writing and the request is signed by the Policy Owner or an authorized party of the Policy Owner; and

         2. The maximum partial surrender in any policy year, not subject to Surrender Charges, is limited to the maximum of:

              (i)  10% of the total premium payments; and

              (ii) 100% of cumulative earnings (Cash Value less total premium payments less any existing policy indebtedness);

         3. Such partial surrenders must not result in a reduction of the Cash Surrender Value below $10,000; and

         4. After such partial surrender, the Policy continues to qualify as life insurance.

All partial surrenders will be next computed after the date the Company receives a proper written request. When a partial surrender is made, the Cash Value is reduced by the amount of the partial surrender. Also, the Specified Amount is reduced by the amount of the partial surrender unless the Death Benefit is based on the applicable percentage of the Cash Value. In such a case, a Partial Surrender will decrease the Specified Amount by the amount by which the Partial Surrender exceeds the difference between the Death Benefit and the Specified Amount. Partial surrender amounts must be first deducted from the values in the Sub-Accounts. Partial surrenders will be deducted from the Fixed Account only to the extent that insufficient values are available in the Sub-Accounts.

No Surrender Charges will be assessed against any such eligible partial surrenders. Certain partial surrenders may result in currently taxable income and tax penalties.

MATURITY PROCEEDS

The Maturity Date is the Policy Anniversary on or next following the Insured's 100th birthday. The maturity proceeds will be payable to the Policy Owner on the Maturity Date provided the Policy is still in force. The Maturity Proceeds will be equal to the amount of the Policy's Cash Value, less any indebtedness.

INCOME TAX WITHHOLDING

Federal law requires the Company to withhold income tax from any portion of surrender proceeds that is subject to tax, unless the Policy Owner advises the Company, in writing, of his or her request not to withhold.

If the Policy Owner requests that the Company not withhold taxes, or if the taxes withheld are insufficient, the Policy Owner may be liable for payment of an estimated tax. The Policy Owner should consult his or her tax advisor.

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, Participants may be required to report for income tax purposes, one or more of the following: (1) the value each year of the life insurance protection provided; (2) an amount equal to any employer-paid premiums; or (3) some or all of the amount by which the current value of the Contract exceeds the employer's interest in the contract. Participants should consult with the sponsor or the administrator of the Plan, and/or with their personal tax or legal advisers, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

                                  POLICY LOANS

TAKING A POLICY LOAN

The Policy Owner may take a loan using the Policy as security. During the first year, maximum Policy indebtedness is limited to 50% of the Cash Value less any Surrender Charge. Thereafter, maximum policy indebtedness is limited to 90% of the Cash Value less any Surrender Charge. The Company will not grant a loan for an amount less than $1,000 ($200 in Connecticut, $250 in Oregon, $500 in New Jersey and $500 in New York). Should the Death Benefit become payable, the Policy be surrendered, or the Policy mature while a loan is outstanding, the amount of Policy indebtedness will be deducted from the Death Benefit, Cash Surrender Value or the Maturity Value, respectively.

Maximum Policy Indebtedness, in Texas, is limited to 90% of the Cash Value in the Sub-Accounts and 100% of the Cash Value in the Fixed Account, less any Surrender Charge.

Any request for a Policy loan must be in written form satisfactory to the Company. The request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange; or by a Commercial Bank or a Savings and Loan which is a member of the Federal Deposit Insurance Corporation. Certain Policy loans may result in currently taxable income and tax penalties. (See "Tax Matters.")

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the Variable Account to the Policy Loan Account. If the assets relating to a Policy are held in more than one Sub-Account, withdrawals from Sub-Accounts will be made in proportion to the assets in each Sub-Account at the time of the loan. Policy Loans will be transferred from the Fixed Account only when insufficient amounts are available in the Sub-Accounts. The amount taken out of the Sub-Accounts will not be affected by the Sub-Account's investment experience while the loan is outstanding.

INTEREST

Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer.

Total policy indebtedness is composed of two components: (i) Preferred Loans and
(ii) Regular Loans. The amount of the loan account will be treated as a Preferred Loan to the extent such amount is less than or equal to the Cash Value minus the result of: the premiums excluding any 1035 Exchange amount, less any withdrawals not taxed as distributions plus any loans previously taxed as distributions plus any amounts reported to the Company as cost basis attributable to exchanges under Section 1035 of the Code. Any additional loaned amounts will be treated as Regular Loans. Preferred and Regular Loan amounts will be determined once a year, as well as at any time a new loan is requested. On a current basis, preferred indebtedness will be credited interest daily at an annual effective rate of 6%, and Regular indebtedness will be credited interest daily at an annual effective rate of 4%. The credited rate for all policy indebtedness is guaranteed never to be lower than 4%. This earned interest is transferred from the Policy Loan Account to a Variable Account or the Fixed Account on each Policy Anniversary, at any time a new loan is requested or at the time of loan repayment. It will be allocated according to the Fund Allocation Factors in effect at the time of the transfer.

The loan interest rate is 6% per year for all policy indebtedness. Interest is charged daily and is payable at the end of each Policy Year as well as at any time a new loan is requested. Unpaid interest will be added to the existing policy indebtedness as of the due date and will be charged interest at the same rate as the rest of the indebtedness.

Whenever the total loan indebtedness plus accrued interest exceeds the Cash Value less any Surrender Charges, the Company will send a notice to the Policy Owner and the assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total loan indebtedness plus accrued interest to an amount equal to the total Cash Value less any Surrender Charges plus an amount sufficient to continue the Policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A Policy loan, whether or not repaid, will have a permanent effect on the Death Benefit and Cash Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of a loan may be repaid at any time while the Policy is in force during the insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the Sub-Accounts and the Fixed Account in proportion to the Policy Owner's Premium allocation in effect at the time of the repayment. Each repayment may not be less than $1,000. The Company reserves the right to require that any loan repayments resulting from Policy Loans transferred from the Fixed Account must be first allocated to the Fixed Account.

                          HOW THE DEATH BENEFIT VARIES

-Calculation of the Death Benefit

At issue, the Specified Amount is determined by treating the initial premium as equal to 100% of the Guideline Single Premium. Guideline Single Premiums vary by attained age, sex, underwriting classification, and total premium payments.
The following table illustrates representative initial Specified Amounts.

                   $10,000 Single Premium         $25,000 Single Premium          $50,000 Single Premium
                   ----------------------         ----------------------          ----------------------
    Issue
     Age            Male          Female           Male           Female           Male           Female
     ---            ----          ------           ----           ------           ----           ------
      35          $62,031         $76,231        $155,077        $190,577        $310,154        $381,154
      40           49,883          61,337         124,707         153,343         249,413         306,685
      45           40,437          49,825         101,093         124,562         202,186         249,124
      50           33,079          40,742          82,698         101,854         165,397         203,708
      55           27,358          33,531          68,396          83,828         136,791         167,655
      60           22,964          27,734          57,410          69,335         114,821         138,671
      65           19,579          23,052          48,948          57,631          97,895         115,261

Generally, for a given premium payment, the initial Specified Amount is greater for females than males. The Specified Amount is shown in the Policy.

While the Policy is in force, the Death Benefit will never be less than the Specified Amount or the Applicable Percentage of Cash Value. The Death Benefit may vary with the Cash Value of the Policy, which depends on investment performance. The amount of Death Benefit will ordinarily not change for several years to reflect investment performance and may not change at all. If investment performance is favorable, the amount of Death Benefit may increase. The Applicable Percentage of Cash Value varies by attained age.

                              Applicable Percentage of Cash Value Factors
                              -------------------------------------------

    Attained         Percentage         Attained        Percentage         Attained        Percentage
       Age          of Cash Value         Age          of Cash Value         Age          of Cash Value
       ---          -------------         ---          -------------         ---          -------------
       0-40             250%               60              130%               80              105%
         41             243%               61              128%               81              105%
         42             236%               62              126%               82              105%
         43             229%               63              124%               83              105%
         44             222%               64              122%               84              105%

         45             215%               65              120%               85              105%
         46             209%               66              119%               86              105%
         47             203%               67              118%               87              105%
         48             197%               68              117%               88              105%
         49             191%               69              116%               89              105%

         50             185%               70              115%               90              105%
         51             178%               71              113%               91              104%
         52             171%               72              111%               92              103%
         53             164%               73              109%               93              102%
         54             157%               74              107%               94              101%

         55             150%               75              105%               95              101%
         56             146%               76              105%               96              101%
         57             142%               77              105%               97              101%
         58             138%               78              105%               98              101%
         59             134%               79              105%               99              101%
                                                                             100              100%

-Proceeds Payable on Death

The actual Death Proceeds payable on the Insured's death will be the Death Benefit as described above, less any outstanding Policy loans and less any unpaid Policy Charges. Under certain circumstances, the Proceeds may be adjusted. (See "Incontestability", "Error in Age or Sex", and "Suicide.")

                               RIGHT OF CONVERSION

The Policy Owner may at any time, upon written request to the Company within 24 months of the Policy Date, make an irrevocable, one time election to transfer all Sub-Account Cash Values to the Fixed Account. The Right of Conversion provision is subject to state availability.

                          CHANGES OF INVESTMENT POLICY

The Company may materially change the Investment Policy of the Variable Account. The Company must inform the Policy Owner and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders the Company's operations hazardous to the public. If a Policy Owner objects, there is an unconditional right to transfer all of the Cash Value in the Variable Account to the Fixed Account. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the Investment Policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this transfer.

                                  GRACE PERIOD

If the Cash Surrender Value in the Policy is insufficient to pay the monthly deductions, Policy loan interest, or other charges which become due but are unpaid, a grace period of 61 days will be allowed for payment of sufficient premium to continue the Policy in force. The Company will notify the Policy Owner of the amount required to continue the Policy in force. If the required amount is not received within 61 days of the notice, the Policy will terminate without value. If the Insured dies during the Grace Period, the Company will pay the Death Proceeds.

                                  REINSTATEMENT

If the Grace Period ends and the Policy Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Policy Owner may reinstate the Policy by:

1. submitting a written request at any time within 3 years after the end of the Grace Period and prior to the Maturity Date:

2.   providing evidence of insurability satisfactory to the Company;

3. paying sufficient premium to cover all policy charges that were due and unpaid during the Grace Period;

4. paying additional premiums at least equal to 3 times the guaranteed cost of insurance charges; and

5. repaying any indebtedness against the Policy which existed at the end of the Grace Period.

The effective date of a reinstated Policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by the Company. If your Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the appropriate Surrender Charge. Such Surrender Charge will be based on the length of time from the date of premium payments to the effective date of the reinstatement. Unless the Policy Owner has provided otherwise, the allocation of the amount of the Surrender Charge, additional premium payments, and any loan repayments will be based on the Underlying Mutual Fund Allocation factors in effect at the start of the Grace Period.

                            THE FIXED ACCOUNT OPTION

Under exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interests therein is subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account option. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.

As explained earlier, a Policy Owner may elect to allocate or transfer all or part of the Cash Value to the Fixed Account and the amount allocated or transferred becomes part of the Company's general assets (General Account). The General Account consists of all assets of the Company other than those in the Variable Account and in other separate accounts that have been or may be established by the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account, and Policy Owners do not share in the investment experience of those assets. The Company guarantees that the part of the Cash Value invested under the Fixed Account option will accrue interest daily at an effective annual rate that the Company declares periodically. The Fixed Account crediting rate will not be less than an effective annual rate of 3%. Upon request and in the annual statement the Company will inform a Policy Owner of the then applicable rate. The Company is not obligated to credit interest at a higher rate.

                             OTHER POLICY PROVISIONS

POLICY OWNER

While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a Contingent Policy Owner or a new Policy Owner while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before the change was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

If the Policy Owner is other than the Insured and names no contingent Policy Owner, and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

BENEFICIARY

The Beneficiary(ies) will be as named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded.

If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary, unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insureds, the proceeds will be paid to the Policy Owner or the Policy Owners estate.

ASSIGNMENT

While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded by the Home Office. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment.

The assignment will be subject to any Indebtedness owed to the Company before it was recorded.

INCONTESTABILITY

The Company will not contest a Death Benefit based on representations in any written application when such benefit has been in force, during the lifetime of the Insured, for two years.

ERROR IN AGE OR SEX

If the Insured's age, sex or both, as stated in the application, are incorrect, the affected benefits will be adjusted to reflect the correct age, sex or both.

SUICIDE

If the Insured dies by suicide within two years from the Policy Date, the Company will pay no more than the sum of the premiums, less any unpaid loan. If the Insured dies by suicide within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than the amount paid for such additional benefit.

NONPARTICIPATING POLICIES

The Policies are nonparticipating. This means that they do not participate in any dividend distribution of the Company's surplus.

RIDERS

A rider may be added as an addition to the Policy. Riders currently include a Maturity Extension Endorsement. Rider availability varies by state.

                              LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and thus the Policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this Policy.

                          DISTRIBUTION OF THE POLICIES

The Policies will be sold by licensed insurance agents in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD"). The Policies will be distributed by the General Distributor, Nationwide Advisory Services, Inc. ("NAS"), One Nationwide Plaza, Columbus, Ohio 43216.

NAS is a corporation which was organized under the laws of the State of Ohio on April 8, 1965. NAS is both a broker-dealer and registered investment adviser. As such, it is the principal underwriter for several open-end investment companies and for a number of separate accounts issued by the Company and Nationwide Life and Annuity Insurance Company ("NLAIC") to fund the benefits of variable insurance and annuity polices. NAS also currently acts as the investment adviser and/or administrator for the mutual fund portfolios sold through NAS's registered representatives and for some of the mutual fund portfolios which act as underlying investment options for the variable insurance and annuity policies issued by the Company or NLAIC.


NAS acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide DCVA-II, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-8, Nationwide Variable Account-9, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VL Separate Account-C, Nationwide VL Separate Account-D, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, Nationwide VLI Separate Account-5, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates. NAS is a wholly owned subsidiary of the Company.


NAS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II, Nationwide Investing Foundation III, and Nationwide Asset Allocation Trust, which are open-end management investment companies.

Gross commissions paid by the Company on the sale of these Policies plus fees for marketing services are not more than 6.75% of the premiums paid.

                               CUSTODIAN OF ASSETS

The Company serves as the Custodian of the assets of the Variable Account.

                                   TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance Policy for federal tax purposes. The Company will monitor compliance with these tests. The Policy should thus receive the same Federal income tax treatment as fixed benefit life insurance. As a result, the life insurance proceeds payable under a Policy are excludable from gross income of the beneficiary under Section 101 of the Code.

The Policies described in this prospectus, meet the definition of "modified endowment contracts" under Section 7702A of the Code. The Code defines modified endowment contracts as those Policies issued or materially changed after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the Policy provided for paid up benefits after seven level annual premiums. The Policies offered in this prospectus typically fall within this definition. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain Distributions made under a Policy on the life of a terminally ill individuals) are subject to federal income taxes in a manner similar to the way annuities are taxed. Any distribution is taxable to the extent the Cash Value of the Policy exceeds, at the time of the distribution, the premiums paid into the Policy. The Code generally provides for a 10% tax penalty on the taxable portion of such distributions. That penalty is applicable unless the distribution is: (1) paid after the Policy Owner is 59-1/2 or disabled; or (2) the distribution is part of an annuity to the Policy Owner as defined in the Code. Under certain circumstances, certain distributions made under a Policy on the life of a "terminally ill individual," as that term is defined in the Code, are excludible from gross income.

Even though exchanges under Section 1035 of the Code qualify as material changes, certain exchanges of pre-June 22, 1988 Policies may retain their non-modified endowment status. Therefore, the Policies offered by this prospectus may or may not be issued as modified endowment contracts. The Company will monitor premiums paid and will notify the Policy Owner when the Policy's non-modified endowment status is in jeopardy. If a Policy is not a modified endowment contract, a cash distribution during the first fifteen years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Policy Owner pursuant to Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a modified endowment as a result of certain material changes or a reduction in benefits as defined by
Section 7702A(c) of the Code.

In addition to meeting the tests required under Sections 7702, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations issued by the Secretary of the Treasury, set the standards for measuring the adequacy of this diversification. To be adequately diversified, each Sub-Account must meet certain tests. The Company believes that the investments of the Variable Account meet the applicable diversification standards. The regulations provide that a variable life Policy which does not satisfy the diversification standards will not be treated as life insurance under Section 7702 of the Code, unless the failure to satisfy regulations was inadvertent, the failure is corrected, and the Policy Owner or the Company pays an amount to the IRS. The amount will be based on the tax that would have been paid by the Policy Owner if the income, for the period the Policy was not diversified, had been received by the Policy Owner. If the failure to diversify is not corrected in this manner, the Policy Owner of the life Policy will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account. The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance.

Representatives of the IRS have suggested, from time to time, that the number of Underlying Mutual Funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the Secretary of the Treasury issue additional rules or regulations limiting the number of Underlying Mutual Funds, transfers between Underlying Mutual Funds, exchanges of Underlying Mutual Funds or changes in investment objectives of Underlying Mutual Funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.

A total surrender or cancellation of the Policy by lapse may have adverse tax consequences depending on the circumstances. If the amount received by the Policy Owner plus total Policy Indebtedness exceeds the premiums paid into the Policy, the excess generally will be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

- Federal Estate and Generation-Skipping Transfer Taxes

The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, in 1998, an estate of less than $625,000 (inclusive of certain predeath gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes, for certain amounts that pass to the surviving spouse.

When the Insured dies, the death benefit will generally be included in the lnsured's federal gross estate if: (1) the proceeds were payable to or for the benefit of the Insured's estate; or (2) the Insured held any "incident of ownership" in the Policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the Policy, such as the right to borrow on the Policy, or the right to name a new Beneficiary.

If the Policy Owner (whether or not he or she is the Insured) transfers ownership of the Policy to another person, such transfer may be subject to a federal gift tax. In addition, if such Policy Owner transfers the Policy to someone two or more generations younger than the Policy Owner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the policy.

Similarly, if the Beneficiary is two or more generations younger than the Insured, the payment of the Death Proceeds at the death of the Insured may be subject to the GSTT. Pursuant to regulations recently promulgated by the U.S. Treasury Department, the Company may be required to withhold a portion of the Death Proceeds and pay them directly to the Internal Revenue Service as the GSTT liability.

The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.

The tax rate is a flat rate equal to the maximum estate tax rate (currently 55%), and there is a provision for an aggregate $1 million exemption. Due to the complexity of these rules, the Policy Owner should consult with counsel and other competent advisors regarding these taxes,

- Withholding

Distributions of income from a modified endowment contract are subject to federal income tax withholding; however, the recipient may elect not to have the withholding taken from the distribution. A distribution of income from a modified endowment contract may be subject to mandatory back-up withholding (which cannot be waived). The mandatory back-up withholding rate is 31% of the income that is distributed and will arise of no Taxpayer Identification Number is provided to the Company, or if the IRS notifies the Company that back-up withholding is required.

- Non-Resident Aliens

Pre-death distributions to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. The Company is required to withhold such amount from the distribution and remit it to the IRS. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to the Company sufficient proof of his or her residency and citizenship in the form and manner prescribed by the IRS. In addition, the NRA must obtain an individual Taxpayer Identification Number from the IRS, and furnish that number to the Company prior to the Distribution. If the Company does not have the proper proof of citizenship or residency and a proper individual Taxpayer Identification Number prior to any distribution, the Company will be required to withhold 30% of the income, regardless of any treaty provision.

A pre-death distribution payment may not be subject to withholding where the recipient sufficiently establishes to the Company that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includable in the recipient's gross income for United States federal income tax purposes, Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if not taxpayer identification number, or an incorrect taxpayer identification number, is provided.

State and local estate, inheritance, income and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policies.

The Company does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

TAX CHANGES

The foregoing discussion, which is based on the Company's understanding of federal tax laws as they are currently interpreted by the IRS, is general and is not intended as tax advice.

The Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the Policies. It is reasonable to believe that such proposals, and other proposals will be considered in the future, and some may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the Policy.

If the Policy Owner, Insured, or Beneficiary or other person receiving any benefit or interest in or from the Policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the Policy, the Death Benefit, or other Distributions and/or ownership of the Policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a Policy may be changed retroactively. There is no way of predicting if when, and to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

THE FOREGOING IS A GENERAL EXPLANATION AS TO CERTAIN TAX MATTERS PERTAINING TO

INSURANCE POLICIES. IT IS NOT INTENDED TO BE LEGAL OR TAX ADVICE, AND SHOULD NOT TAKE THE PLACE OF YOUR INDEPENDENT LEGAL, TAX AND/OR FINANCIAL ADVISOR.


                                   THE COMPANY


The life insurance business, which includes product lines in health insurance, annuities and retirement products is the only business in which the Company is engaged.

The Company markets its Policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

The Company operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, the Company shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

The Company serves as depositor for the Nationwide Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-3, Nationwide Variable Account-4, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Fidelity Advisor Variable Account, Nationwide Variable Account-8, Nationwide Variable Account-9, MFS Variable Account, Nationwide Multi-Flex Variable Account, Nationwide VLI Separate Account, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, NACo Variable Account, Nationwide DC Variable Account and Nationwide DCVA-II, each of which is a registered investment company.

The Company does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. The Company shares the Home Office, other facilities and equipment with Nationwide Mutual Insurance Company.

                               COMPANY MANAGEMENT

Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide Insurance Enterprise.

The companies listed above have substantially common boards of directors and officers. Nationwide Financial Services, Inc. ("NFS") is the sole shareholder of Nationwide Life Insurance Company. NFS serves as a holding company for other financial institutions. Nationwide Life Insurance Company is the sole owner of Nationwide Life and Annuity Insurance Company. Each of the directors and officers listed below is a director or officer respectively of at least one or more of the other major insurance affiliates of the Nationwide Insurance Enterprise. Messrs. McFerson, Gasper, Woodward, Fuellgraf and Weihl and Ms. Thomas are also trustees of one or more of the registered investment companies distributed by Nationwide Advisory Services, a registered broker-dealer affiliated with the Nationwide Insurance Enterprise.

DIRECTORS OF THE COMPANY

DIRECTORS OF THE DEPOSITOR NAME AND      POSITIONS AND OFFICERS WITH DEPOSITOR          PRINCIPAL OCCUPATION
PRINCIPAL BUSINESS ADDRESS

Lewis J. Alphin                                           Director                  Farm Owner and Operator (1)
519 Bethel Church Road
Mount Olive, NC 28365

A. I. Bell                                                Director                  Farm Owner and Operator (1)
4121 North River Road West
Zanesville, OH 43701

Keith W. Eckel                                            Director                  Partner, Fred W. Eckel Sons;
1647 Falls Road                                                                     President, Eckel Farms, Inc. (1)
Clarks Summit, PA 18411

Willard J. Engel                                          Director                  Retired General Manager, Lyon County
301 East Marshall Street                                                            Co-operative Oil Company (1)
Marshall, MN 44691

Fred C. Finney                                            Director                  Owner and Operator, Moreland  Fruit
1558 West Moreland Road                                                             Farm; Operator, Melrose Orchard (1)
Wooster, OH 44691

Charles L. Fuellgraf, Jr.                                 Director                  Chief Executive Officer, Fuellgraf
600 South Washington Street                                                         Electric Company (1)
Butler, PA 16001

Joseph J. Gasper                          President and Chief Operating Officer     President and Chief Operating Officer,
One Nationwide Plaza                      and Director                              Nationwide Life Insurance Company and
Columbus, OH 43215                                                                  Nationwide Life and Annuity Insurance
                                                                                    Company (2)
Dimon R. McFerson                         Chairman and Chief Executive              Chairman and Chief Executive
One Nationwide Plaza                      Officer-Nationwide Insurance Enterprise   Officer-Nationwide Insurance
Columbus, OH 43215                        and Director                              Enterprise (2)

David O. Miller                           Chairman of the Board and Director        President, Owen Potato Farm, Inc.;
115 Sprague Drive                                                                   Partner, M&M Enterprises (1)
Hebron, OH 43025

Yvonne L. Montgomery                                      Director                  Senior Vice President-General Manager
Suite 1600                                                                          Southern Customer Operations for U.S.
2859 Paces Ferry Road                                                               Customer Operations, Xerox Corporation
Atlanta, GA 30339                                                                   (2)

James F. Patterson                                        Director                  Vice President, Pattersons, Inc.;
8765 Mulberry Road                                                                  President, Patterson Farms, Inc. (1)
Chesterland, OH 44026

Arden L. Shisler                                          Director                  President and Chief Executive Officer,
1356 North Wenger Road                                                              K&B Transport, Inc. (1)
Dalton, OH 44618

Robert L. Stewart                                         Director                  Owner and Operator Sunnydale Farms and
88740 Fairview Road                                                                 Mining (1)
Jewett, OH 43986

Nancy C. Thomas                                           Director                  Farm Owner and Operator, Da-Ma-Lor
10835 Georgetown Street NE                                                          Farms (1)
Louisville, OH 44641

Harold W. Weihl                                           Director                  Farm Owner and Operator, Weihl Farms
14282 King Road                                                                     (1)
Bowling Green, OH 43402

1) Principal Occupation for last 5 years

2) Prior to assuming this current position, held other executive management positions with the same or affiliated companies.

Each of the directors is a director of the other major insurance affiliates of the Nationwide Insurance Enterprise, except Mr. Gasper who is a director only of the Company and Nationwide Life Insurance Company. Messrs. McFerson and Gasper are directors of Nationwide Advisory Services, Inc., a registered broker-dealer.

Messrs. McFerson, Miller, Patterson, Shisler and Fuellgraf are directors of Nationwide Financial Services, Inc. Messrs. Fuellgraf, McFerson, Ms. Thomas and Mr. Weihl are trustees of Nationwide Investing Foundation, and Nationwide Investing Foundation III, registered investment companies. Messrs. McFerson, Gasper and Woodward are trustees of Nationwide Separate Account Trust and Nationwide Asset Allocation Trust, registered investment companies. Mr. McFerson is trustee of Financial Horizons Investment Trust and Nationwide Investing Foundation II, registered investment companies. Mr. Engel is a director of Western Cooperative Transport.

EXECUTIVE OFFICERS OF THE COMPANY

            OFFICERS OF THE DEPOSITOR                       OFFICES OF THE DEPOSITOR
       NAME AND PRINCIPAL BUSINESS ADDRESS

Robert A. Oakley                                  Executive Vice President-Chief Financial Officer
One Nationwide Plaza
Columbus, OH 43215

Robert J. Woodward, Jr.                           Executive Vice President-Chief Investment Officer
One Nationwide Plaza
Columbus, OH 43215

W. Sidney Druen                                   Senior Vice President and General Counsel and Assistant
One Nationwide Plaza                              Secretary
Columbus, OH 43215

Harvey S. Galloway, Jr.                           Senior Vice President and Chief Actuary, Health and Annuities
One Nationwide Plaza
Columbus, OH 43215

Richard A. Karas                                  Senior Vice President - Sales and Financial Services
One Nationwide Plaza
Columbus, OH 43215

Susan A. Wolken                                   Senior Vice President - Life Company Operations
One Nationwide Plaza
Columbus, OH 43215

Matthew S. Easley                                 Vice President-Life Marketing and Administrative Services
One Nationwide Plaza
Columbus, OH 43215

Timothy E. Murphy                                 Vice President-Strategic Marketing
One Nationwide Plaza
Columbus, OH 43215

R. Dennis Noice                                   Vice President Retail Operations
One Nationwide Plaza
Columbus, OH 43215

Joseph P. Rath                                    Vice President-Product and Market Compliance
One Nationwide Plaza
Columbus, OH 43215

                      OTHER CONTRACTS ISSUED BY THE COMPANY

The Company does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

                                STATE REGULATION

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                            REPORTS TO POLICY OWNERS

The Company will mail to the Policy Owner, at the last known address of record, an annual statement showing current policy values, transactions since the last statement, policy loan information, and any other information required by federal or state laws or regulations.

Policy Owners will also be sent annual and semi-annual reports containing financial statements for the Variable Account as required by the 1940 Act.

In addition, Policy Owners will receive statements of significant transactions, such as change in Specified Amount, changes in future premium allocation, transfers among Sub-Accounts, premium payments, loans, increase in loan principal, loan repayments, unpaid loan interest added to principal, reinstatement and termination.

                                   ADVERTISING

The Company is ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs based on selected tax brackets or discussions of alternative investment vehicles and general economic conditions.

                           YEAR 2000 COMPLIANCE ISSUES


The Company has developed and implemented a plan to address issues related to the Year 2000. The problem relates to many existing computer systems using only two digits to identify a year in a date field. These systems were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer systems could fail or create erroneous results when processing information dated after December 31, 1999. Like many organizations, the Company is required to renovate or replace many computer systems so that the systems will function properly after December 31, 1999. The Company has completed an inventory and assessment of all computer systems and has developed a plan to renovate or replace all applications that were identified as not Year 2000 compliant. As of the end of July 1998, the Company has renovated 97% of all applications that required renovation. Testing of the renovated programs is in process, including running each application with the date moved forward to Year 2000. The Company expects to complete the testing of all renovated applications by the end of 1998. For applications being replaced, the Company anticipates all replacement systems to be in place and functioning by the end of 1998. Contingency plans are substantially completed which identify actions to be taken should the Company's renovation and replacement strategies fall behind schedule.

The Company is also completing an inventory and assessment of all vendor products. As of the end of July 1998, 83% of products had been assessed and 69% were Year 2000 compliant. The Company is certifying that each vendor product is Year 2000 compliant. At the end of July 1998, 24% of vendor products that were identified as Year 2000 compliant had been certified. The Company anticipates having all vendor products assessed and certified by the end of 1998. Any vendor products that can not be certified as Year 2000 compliant will be replaced or eliminated.

In addition to resolving internal Year 2000 readiness issues, the Company is working with all external organizations (business partners) to assess Year 2000 issues associated with the exchange of electronic data. The Company has completed an inventory and assessment of all interfaces with business partners and is in the process of testing those interfaces. The Company has also initiated plans to survey producer business partners to ascertain their Year 2000 readiness.

Operating expenses in 1997 and in the first six months of 1998 include approximately $45 million and $22.6 million, respectively, for technology projects, including costs related to Year 2000. In the second half of 1998, the Company anticipates spending an amount comparable to expense for the first half of 1998. At this time, no significant Year 2000 costs are anticipated in 1999. Management does not anticipate that the completion of Year 2000 renovation and replacement activities will result in a reduction in operating expenses. Rather, personnel and resources currently allocated to Year 2000 issues will be assigned to other technology-related projects. These expenses do not have an effect on the assets of the Variable Account and are not charged through to the Contract Owner.


                                LEGAL PROCEEDINGS

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on the Company.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.


In February 1997, Nationwide Life Insurance Company was named as a defendant in a lawsuit filed in New York Supreme Court related to the sale of whole life policies on a "vanishing premium" basis (John H. Snyder v. Nationwide Life Insurance Co.). The plaintiff in such lawsuit seeks to represent a national class of Nationwide Life's policyholders and claims unspecified compensatory and punitive damages. On August 20, 1998 the Court in the Snyder case signed an order preliminarily approving a class for settlement purposes and scheduled a fairness hearing for December 17, 1998. The proposed settlement, if ultimately approved, is not expected to have a material adverse effect on the financial condition of Nationwide Life Insurance Company.

In April 1998, Nationwide Life Insurance Company was named as a defendant in a lawsuit filed in Ohio State Court similar to the Snyder lawsuit (David Mishler v. Nationwide Life Insurance Co.). The plaintiff in such lawsuit seeks to represent a similar class, makes similar allegations and seeks unspecified compensatory and punitive damages.

In November 1997, two plaintiffs, one who was the owner of a variable life insurance contract and the other who was the owner of a variable annuity contract, commenced an action in a federal court in Texas against Nationwide Life Insurance Company and the American Century Group as defendants (Robert Young and David D. Distad v. Nationwide Life Insurance Company et al.). In this action, plaintiffs seek to represent a class of variable life insurance contract owners and variable annuity contract owners whom they claim were allegedly misled when purchasing these variable contracts into believing that the performance of their Underlying Mutual Fund Option managed by American Century, whose shares may only be purchased by insurance companies, would track the performance of a mutual fund, also managed by American Century, whose shares are publicly traded. The amended complaint seeks unspecified compensatory and punitive damages. On April 27, 1998, the Court denied, in part, and granted, in part, motions to dismiss the complaint filed by Nationwide Life Insurance Company and American Century. The parties are presently engaged in discovery on the issue of whether the lawsuit should be certified as a class action. Plaintiffs filed their motion in support of class certification and Nationwide Life Insurance Company intends to file a response opposing class certification. Nationwide Life Insurance Company intends to defend this case vigorously.


There can be no assurance that any litigation relating to pricing or sales practices will not have a material adverse effect on the Company in the future.


                                     EXPERTS

The audited financial statements have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                 LEGAL OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by Druen, Dietrich, Reynolds & Koogler One Nationwide Plaza, Columbus, Ohio 43215. All the members of such firm are employed by the Nationwide Mutual Insurance Company.

                                    APPENDIX

     ILLUSTRATIONS OF CASH VALUES, CASH SURRENDER VALUES, AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Cash Values, Cash Surrender Values and Death Benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Cash Values, Cash Surrender Values and Death Benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the Cash Surrender Values falls to zero, at which time additional Premium Payments would be required to continue the Policy in force. The illustrations also assume there is no Policy Indebtedness, no additional Premium Payments are made and no Cash Values are allocated to the Fixed Account.

The amounts shown for the Cash Value, Cash Surrender Value and Death Benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross return. This is due to the deduction of Underlying Mutual Fund investment advisory fees and other expenses which are equivalent to an annual effective rate of 0.90%. This effective rate is based on the average of the fund expenses for the preceding year for all Underlying Mutual Fund options available under the Policy as of March 13, 1998.

Taking account of the Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.90%, 5.1 %, and 11.10% respectively.

The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection, recovering taxes, providing for administrative expenses, and assuming mortality and expense risks. Current values reflect current charges and guaranteed values reflect the maximum charges guaranteed in the Policy. The values shown are for policies which are issued as standard. Policies issued on a substandard basis would result in lower Cash Values and Death Benefits than those illustrated.

In addition, the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

Upon request, the Company will furnish a comparable illustration based on the proposed Insured's age, sex, rating classification and Premium Payment requested.

                $10,000 INITIAL PREMIUM: $40,437 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 45

                                 CURRENT VALUES


                            0% HYPOTHETICAL                   6% HYPOTHETICAL                     12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN
                         -----------------------           -----------------------             -----------------------

            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1      10,500       9,591      8,591       40,437     10,170      9,170        40,437       10,749        9,749       40,437
       2      11,025       9,194      8,194       40,437     10,345      9,345        40,437       11,563       10,563       40,437
       3      11,576       8,809      7,909       40,437     10,525      9,625        40,437       12,449       11,549       40,437
       4      12,155       8,435      7,635       40,437     10,710      9,910        40,437       13,412       12,612       40,437
       5      12,763       8,071      7,371       40,437     10,901     10,201        40,437       14,459       13,759       40,437
       6      13,401       7,719      7,119       40,437     11,098     10,498        40,437       15,598       14,998       40,437
       7      14,071       7,376      6,876       40,437     11,300     10,800        40,437       16,837       16,337       40,437
       8      14,775       7,044      6,644       40,437     11,508     11,108        40,437       18,184       17,784       40,437
       9      15,513       6,721      6,421       40,437     11,722     11,422        40,437       19,648       19,348       40,437
      10      16,289       6,407      6,407       40,437     11,942     11,942        40,437       21,241       21,241       40,437
      15      20,789       5,104      5,104       40,437     13,485     13,485        40,437       32,418       32,418       43,441
      20      26,533       3,952      3,952       40,437     15,313     15,313        40,437       50,069       50,069       61,084
      25      33,864       2,932      2,932       40,437     17,477     17,477        40,437       77,190       77,190       89,540
      30      43,219       2,029      2,029       40,437     20,039     20,039        40,437      119,951      119,951      128,348


ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTION" AND "SURRENDER CHARGES" SECTION OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND MANAGEMENT EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX

(*)    UNLESS ADDITIONAL PREMIUMS ARE PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $25,000 INITIAL PREMIUM: $101,093 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 45

                                 CURRENT VALUES

                                 0% HYPOTHETICAL                  6% HYPOTHETICAL                    12% HYPOTHETICAL
                              GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN
                              -----------------------         -----------------------             -----------------------

            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1      26,250      24,156     21,656      101,093     25,608     23,108       101,093       27,061       24,561      101,093
       2      27,562      23,336     20,836      101,093     26,234     23,734       101,093       29,302       26,802      101,093
       3      28,941      22,539     20,289      101,093     26,878     24,628       101,093       31,739       29,489      101,093
       4      30,388      21,766     19,766      101,093     27,541     25,541       101,093       34,390       32,390      101,093
       5      31,907      21,016     19,266      101,093     28,224     26,474       101,093       37,272       35,522      101,093
       6      33,502      20,287     18,787      101,093     28,926     27,426       101,093       40,406       38,906      101,093
       7      35,178      19,579     18,329      101,093     29,649     28,399       101,093       43,809       42,559      101,093
       8      36,936      18,892     17,892      101,093     30,393     29,393       101,093       47,498       46,498      101,093
       9      38,783      18,225     17,475      101,093     31,159     30,409       101,093       51,497       50,747      101,093
      10      40,722      17,578     17,578      101,093     31,947     31,947       101,093       55,834       55,834      101,093
      15      51,973      14,989     14,989      101,093     37,174     37,174       101,093       86,002       86,002      115,242
      20      66,332      12,698     12,698      101,093     43,350     43,350       101,093      134,605      134,605      164,218
      25      84,659      10,670     10,670      101,093     50,566     50,566       101,093      212,016      212,016      245,939
      30     108,049       8,877      8,877      101,093     58,984     58,984       101,093      333,947      333,947      357,324

ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTION" AND "SURRENDER CHARGES" SECTION OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND MANAGEMENT EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX

(*)    UNLESS ADDITIONAL PREMIUMS ARE PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $100,000 INITIAL PREMIUM: $273,583 SPECIFIED AMOUNT
                           MALE: REGULAR ISSUE: AGE 55

                                 CURRENT VALUES

                                   0% HYPOTHETICAL                   6% HYPOTHETICAL                    12% HYPOTHETICAL
                                GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                                -----------------------           -----------------------            -----------------------

            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1     105,000      96,804     86,804      273,583    102,612     92,612       273,583      108,421       98,421      273,583
       2     110,250      93,710     83,710      273,583    105,293     95,293       273,583      117,550      107,550      273,583
       3     115,762      90,715     81,715      273,583    108,043     99,043       273,583      127,449      118,449      273,583
       4     121,551      87,816     79,816      273,583    110,866    102,866       273,583      138,181      130,181      273,583
       5     127,628      85,009     78,009      273,583    113,762    106,762       273,583      149,817      142,817      273,583
       6     134,010      82,292     76,292      273,583    116,734    110,734       273,583      162,432      156,432      273,583
       7     140,710      79,662     74,662      273,583    119,783    114,783       273,583      176,110      171,110      273,583
       8     147,746      77,116     73,116      273,583    122,912    118,912       273,583      190,940      186,940      273,583
       9     155,133      74,651     71,651      273,583    126,123    123,123       273,583      207,018      204,018      273,583
      10     162,889      72,265     72,265      273,583    129,417    129,417       273,583      224,496      224,496      273,885
      15     207,893      62,990     62,990      273,583    154,788    154,788       273,583      353,603      353,603      410,180
      20     265,330      54,905     54,905      273,583    185,132    185,132       273,583      556,961      556,961      595,948
      25     338,635      47,857     47,857      273,583    221,425    221,425       273,583      877,270      877,270      921,133
      30     432,194      41,715     41,715      273,583    264,833    264,833       278,075    1,381,789    1,381,789    1,450,878


ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTION" AND "SURRENDER CHARGES" SECTION OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND MANAGEMENT EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX

(*)    UNLESS ADDITIONAL PREMIUMS ARE PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $100,000 INITIAL PREMIUM: $195,791 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 65

                                 CURRENT VALUES

                                 0% HYPOTHETICAL                    6% HYPOTHETICAL                   12% HYPOTHETICAL
                             GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                             -----------------------            -----------------------            -----------------------

            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1     105,000      96,998     86,998      195,791    102,818     92,818       195,791      108,638       98,638      195,791
       2     110,250      94,086     84,086      195,791    105,716     95,716       195,791      118,022      108,022      195,791
       3     115,762      91,262     82,262      195,791    108,695     99,695       195,791      128,217      119,217      195,791
       4     121,551      88,522     80,522      195,791    111,758    103,758       195,791      139,293      131,293      195,791
       5     127,628      85,865     78,865      195,791    114,907    107,907       195,791      151,325      144,325      195,791
       6     134,010      83,287     77,287      195,791    118,145    112,145       195,791      164,397      158,397      195,791
       7     140,710      80,787     75,787      195,791    121,475    116,475       195,791      178,629      173,629      201,851
       8     147,746      78,362     74,362      195,791    124,898    120,898       195,791      194,228      190,228      215,593
       9     155,133      76,009     73,009      195,791    128,418    125,418       195,791      211,300      208,300      230,317
      10     162,889      73,728     73,728      195,791    132,037    132,037       195,791      230,037      230,037      246,140
      15     207,893      64,911     64,911      195,791    159,510    159,510       195,791      365,977      365,977      384,276
      20     265,330      57,149     57,149      195,791    192,699    192,699       195,791      582,250      582,250      611,363
      25     338,635      50,315     50,315      195,791    232,794    232,794       232,497      926,330      926,330      972,646
      30     432,194      44,299     44,299      195,791    281,232    281,232       267,481    1,473,742    1,473,742    1,488,480


ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTION" AND "SURRENDER CHARGES" SECTION OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND MANAGEMENT EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX

(*)    UNLESS ADDITIONAL PREMIUMS ARE PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                $10,000 INITIAL PREMIUM: $19,579 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 65

                                 CURRENT VALUES

                                 0% HYPOTHETICAL                    6% HYPOTHETICAL                  12% HYPOTHETICAL
                              GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                              -----------------------          -----------------------           -----------------------

            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1      10,500       9,591      8,591       19,579     10,170      9,170        19,579       10,749        9,749       19,579
       2      11,025       9,194      8,194       19,579     10,345      9,345        19,579       11,563       10,563       19,579
       3      11,576       8,809      7,909       19,579     10,525      9,625        19,579       12,449       11,549       19,579
       4      12,155       8,435      7,635       19,579     10,710      9,910        19,579       13,412       12,612       19,579
       5      12,763       8,071      7,371       19,579     10,901     10,201        19,579       14,459       13,759       19,579
       6      13,401       7,719      7,119       19,579     11,098     10,498        19,579       15,598       14,998       19,579
       7      14,071       7,376      6,876       19,579     11,300     10,800        19,579       16,837       16,337       19,579
       8      14,775       7,044      6,644       19,579     11,508     11,108        19,579       18,190       17,790       20,191
       9      15,513       6,721      6,421       19,579     11,722     11,422        19,579       19,683       19,383       21,455
      10      16,289       6,407      6,407       19,579     11,942     11,942        19,579       21,324       21,324       22,817
      15      20,789       5,104      5,104       19,579     13,485     13,485        19,579       32,877       32,877       34,521
      20      26,533       3,952      3,952       19,579     15,313     15,313        19,579       50,553       50,553       53,080
      25      33,864       2,932      2,932       19,579     17,477     17,477        19,579       77,657       77,657       81,540
      30      43,219       2,029      2,029       19,579     20,097     20,097        20,298      120,494      120,494      121,699

ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTION" AND "SURRENDER CHARGES" SECTION OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND MANAGEMENT EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX

(*)    UNLESS ADDITIONAL PREMIUMS ARE PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $100,000 INITIAL PREMIUM: $195,791 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 65

                                 CURRENT VALUES

                                  0% HYPOTHETICAL                   6% HYPOTHETICAL                   12% HYPOTHETICAL
                              GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                              ----------------------            -----------------------           -----------------------
            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1     105,000      96,998     86,998      195,791    102,818     92,818       195,791      108,638       98,638      195,791
       2     110,250      94,086     84,086      195,791    105,716     95,716       195,791      118,022      108,022      195,791
       3     115,762      91,262     82,262      195,791    108,695     99,695       195,791      128,217      119,217      195,791
       4     121,551      88,522     80,522      195,791    111,758    103,758       195,791      139,293      131,293      195,791
       5     127,628      85,865     78,865      195,791    114,907    107,907       195,791      151,325      144,325      195,791
       6     134,010      83,287     77,287      195,791    118,145    112,145       195,791      164,397      158,397      195,791
       7     140,710      80,787     75,787      195,791    121,475    116,475       195,791      178,629      173,629      201,851
       8     147,746      78,362     74,362      195,791    124,898    120,898       195,791      194,228      190,228      215,593
       9     155,133      76,009     73,009      195,791    128,418    125,418       195,791      211,300      208,300      230,317
      10     162,889      73,728     73,728      195,791    132,037    132,037       195,791      230,037      230,037      246,140
      15     207,893      64,911     64,911      195,791    159,510    159,510       195,791      365,977      365,977      384,276
      20     265,330      57,149     57,149      195,791    192,699    192,699       202,334      582,250      582,250      611,363
      25     338,635      50,315     50,315      195,791    232,794    232,794       244,434      926,330      926,330      972,646
      30     432,194      44,299     44,299      195,791    281,232    281,232       284,044    1,473,742    1,473,742    1,488,480


ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTION" AND "SURRENDER CHARGES" SECTION OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND MANAGEMENT EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX

(*)    UNLESS ADDITIONAL PREMIUMS ARE PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                $10,000 INITIAL PREMIUM: $40,437 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 45

                                GUARANTEED VALUES

                                     0% HYPOTHETICAL                    6% HYPOTHETICAL                 12% HYPOTHETICAL
                                GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
                                -----------------------           -----------------------          -----------------------

            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1      10,500       9,510      8,510       40,437     10,090      9,090        40,437       10,669        9,669       40,437
       2      11,025       9,018      8,018       40,437     10,171      9,171        40,437       11,393       10,393       40,437
       3      11,576       8,521      7,621       40,437     10,243      9,343        40,437       12,177       11,277       40,437
       4      12,155       8,018      7,218       40,437     10,304      9,504        40,437       13,026       12,226       40,437
       5      12,763       7,508      6,808       40,437     10,352      9,652        40,437       13,948       13,248       40,437
       6      13,401       6,988      6,388       40,437     10,386      9,786        40,437       14,948       14,348       40,437
       7      14,071       6,456      5,956       40,437     10,402      9,902        40,437       16,034       15,534       40,437
       8      14,775       5,907      5,507       40,437     10,397      9,997        40,437       17,214       16,814       40,437
       9      15,513       5,339      5,039       40,437     10,367     10,067        40,437       18,497       18,197       40,437
      10      16,289       4,747      4,747       40,437     10,307     10,307        40,437       19,894       19,894       40,437
      15      20,789       1,398      1,398       40,437      9,734      9,734        40,437       29,930       29,930       40,437
      20      26,533         (*)        (*)          (*)      7,665      7,665        40,437       46,178       46,178       56,337
      25      33,864         (*)        (*)          (*)      2,424      2,424        40,437       71,191       71,191       82,582
      30      43,219         (*)        (*)          (*)        (*)        (*)           (*)      109,912      109,912      117,605

ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT THE GUARANTEED CHARGES DESCRIBED IN THE "MONTHLY DEDUCTION" AND "SURRENDER CHARGES" SECTION OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND MANAGEMENT EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX

(*)    UNLESS ADDITIONAL PREMIUMS ARE PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $25,000 INITIAL PREMIUM: $101,093 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 45

                               GUARANTEED VALUES

                                    0% HYPOTHETICAL                  6% HYPOTHETICAL                   12% HYPOTHETICAL
                                GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
                                -----------------------           -----------------------          -----------------------

            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1      26,250      23,955     21,455      101,093     25,408     22,908       101,093       26,863       24,363      101,093
       2      27,562      22,898     20,398      101,093     25,803     23,303       101,093       28,881       26,381      101,093
       3      28,941      21,828     19,578      101,093     26,183     23,933       101,093       31,070       28,820      101,093
       4      30,388      20,741     18,741      101,093     26,544     24,544       101,093       33,448       31,448      101,093
       5      31,907      19,633     17,883      101,093     26,883     25,133       101,093       36,031       34,281      101,093
       6      33,502      18,499     16,999      101,093     27,196     25,696       101,093       38,841       37,341      101,093
       7      35,178      17,331     16,081      101,093     27,474     26,224       101,093       41,896       40,646      101,093
       8      36,936      16,121     15,121      101,093     27,711     26,711       101,093       45,213       44,213      101,093
       9      38,783      14,861     14,111      101,093     27,898     27,148       101,093       48,817       48,067      101,093
      10      40,722      13,541     13,541      101,093     28,027     28,027       101,093       52,739       52,739      101,093
      15      51,973       6,020      6,020      101,093     28,322     28,322       101,093       80,678       80,678      108,109
      20      66,332         (*)        (*)          (*)     25,627     25,627       101,093      124,710      124,710      152,146
      25      84,659         (*)        (*)          (*)     16,455     16,455       101,093      192,262      192,262      223,024
      30     108,049         (*)        (*)          (*)        (*)        (*)           (*)      296,833      296,833      317,611

ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT THE GUARANTEED CHARGES DESCRIBED IN THE "MONTHLY DEDUCTION" AND "SURRENDER CHARGES" SECTION OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND MANAGEMENT EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX

(*)    UNLESS ADDITIONAL PREMIUMS ARE PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $100,000 INITIAL PREMIUM: $273,583 SPECIFIED AMOUNT
                           MALE: REGULAR ISSUE: AGE 55

                                GUARANTEED VALUES

                                      0% HYPOTHETICAL                6% HYPOTHETICAL                      12% HYPOTHETICAL
                                GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
                                -----------------------          -----------------------              -----------------------

            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1     105,000      95,524     85,524      273,583    101,339     91,339       273,583      107,156       97,156      273,583
       2     110,250      90,932     80,932      273,583    102,558     92,558       273,583      114,875      104,875      273,583
       3     115,762      86,205     77,205      273,583    103,642     94,642       273,583      123,224      114,224      273,583
       4     121,551      81,320     73,320      273,583    104,576     96,576       273,583      132,276      124,276      273,583
       5     127,628      76,250     69,250      273,583    105,337     98,337       273,583      142,115      135,115      273,583
       6     134,010      70,953     64,953      273,583    105,894     99,894       273,583      152,831      146,831      273,583
       7     140,710      65,380     60,380      273,583    106,205    101,205       273,583      164,531      159,531      273,583
       8     147,746      59,473     55,473      273,583    106,225    102,225       273,583      177,340      173,340      273,583
       9     155,133      53,164     50,164      273,583    105,898    102,898       273,583      191,413      188,413      273,583
      10     162,889      46,381     46,381      273,583    105,168    105,168       273,583      206,939      206,939      273,583
      15     207,893       3,056      3,056      273,583     96,167     96,167       273,583      318,361      318,361      369,299
      20     265,330         (*)        (*)          (*)     61,320     61,320       273,583      491,517      491,517      525,923
      25     338,635         (*)        (*)          (*)        (*)        (*)           (*)      763,834      763,834      802,026
      30     432,194         (*)        (*)          (*)        (*)        (*)           (*)    1,173,054    1,173,054    1,231,706


ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT THE GUARANTEED CHARGES DESCRIBED IN THE "MONTHLY DEDUCTION" AND "SURRENDER CHARGES" SECTION OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND MANAGEMENT EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX

(*)    UNLESS ADDITIONAL PREMIUMS ARE PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                $10,000 INITIAL PREMIUM: $19,579 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 65

                                GUARANTEED VALUES

                                 0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                             GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                 GROSS INVESTMENT RETURN
                             -----------------------           -----------------------                 -----------------------

            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1      10,500       9,391      8,391       19,579      9,972      8,972        19,579       10,554        9,554       19,579
       2      11,025       8,752      7,752       19,579      9,917      8,917        19,579       11,153       10,153       19,579
       3      11,576       8,079      7,179       19,579      9,831      8,931        19,579       11,805       10,905       19,579
       4      12,155       7,365      6,565       19,579      9,709      8,909        19,579       12,518       11,718       19,579
       5      12,763       6,600      5,900       19,579      9,544      8,844        19,579       13,303       12,603       19,579
       6      13,401       5,774      5,174       19,579      9,327      8,727        19,579       14,172       13,572       19,579
       7      14,071       4,871      4,371       19,579      9,048      8,548        19,579       15,142       14,642       19,579
       8      14,775       3,872      3,472       19,579      8,690      8,290        19,579       16,233       15,833       19,579
       9      15,513       2,754      2,454       19,579      8,236      7,936        19,579       17,473       17,173       19,579
      10      16,289       1,490      1,490       19,579      7,663      7,663        19,579       18,893       18,893       20,216
      15      20,789         (*)        (*)          (*)      2,111      2,111        19,579       29,042       29,042       30,494
      20      26,533         (*)        (*)          (*)        (*)        (*)           (*)       44,509       44,509       46,735
      25      33,864         (*)        (*)          (*)        (*)        (*)           (*)       67,116       67,116       70,472
      30      43,219         (*)        (*)          (*)        (*)        (*)           (*)      102,020      102,020      103,040


ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT THE GUARANTEED CHARGES DESCRIBED IN THE "MONTHLY DEDUCTION" AND "SURRENDER CHARGES" SECTION OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND MANAGEMENT EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX

(*)    UNLESS ADDITIONAL PREMIUMS ARE PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $100,000 INITIAL PREMIUM: $195,791 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 65

                                GUARANTEED VALUES

                                  0% HYPOTHETICAL                   6% HYPOTHETICAL                 12% HYPOTHETICAL
                              GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN
                              -----------------------            -----------------------        -----------------------

            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1     105,000      94,820     84,820      195,791    100,656     90,656       195,791      106,495       96,495      195,791
       2     110,250      89,368     79,368      195,791    101,099     91,099       195,791      113,539      103,539      195,791
       3     115,762      83,598     74,598      195,791    101,302     92,302       195,791      121,226      112,226      195,791
       4     121,551      77,451     69,451      195,791    101,230     93,230       195,791      129,666      121,666      195,791
       5     127,628      70,850     63,850      195,791    100,832     93,832       195,791      138,989      131,989      195,791
       6     134,010      63,689     57,689      195,791    100,039     94,039       195,791      149,354      143,354      195,791
       7     140,710      55,834     50,834      195,791     98,761     93,761       195,791      160,964      155,964      195,791
       8     147,746      47,111     43,111      195,791     96,882     92,882       195,791      174,080      170,080      195,791
       9     155,133      37,309     34,309      195,791     94,261     91,261       195,791      188,908      185,908      205,909
      10     162,889      26,170     26,170      195,791     90,739     90,739       195,791      205,247      205,247      219,615
      15     207,893         (*)        (*)          (*)     54,139     54,139       195,791      318,961      318,961      334,909
      20     265,330         (*)        (*)          (*)        (*)        (*)           (*)      489,843      489,843      514,335
      25     338,635         (*)        (*)          (*)        (*)        (*)           (*)      738,638      738,638      775,570
      30     432,194         (*)        (*)          (*)        (*)        (*)           (*)    1,122,773    1,122,773    1,134,001


ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT THE GUARANTEED CHARGES DESCRIBED IN THE "MONTHLY DEDUCTION" AND "SURRENDER CHARGES" SECTION OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND MANAGEMENT EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX

(*)    UNLESS ADDITIONAL PREMIUMS ARE PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        NATIONWIDE VLI SEPARATE ACCOUNT-4

          STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS' EQUITY

                                  JUNE 30, 1998
                                   (UNAUDITED)



ASSETS:

  Investments at market value:

    American Century VP- American Century VP Income & Growth (ACVPIncGr)
      1,850 shares (cost $11,463) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    11,672

    American Century VP- American Century VP International (ACVPInt)
      41,160 shares (cost $322,709) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        330,930

    American Century VP- American Century VP Value (ACVPValue)
      14,985 shares (cost $104,142) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        101,898

    The Dreyfus Socially Responsible Growth Fund, Inc. (DrySRGro)
      6,743 shares (cost $192,435) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         199,326

    Dreyfus Stock Index Fund (DryStkIx)
      75,479 shares (cost $2,248,918) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,265,884

    Dreyfus VIF - Capital Appreciation Portfolio (DryCapAp)
      2,332 shares (cost $76,815) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         78,513

    Fidelity VIP- Equity-Income Portfolio - Service Class (FidVIPEI)
      25,786 shares (cost $648,119) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        648,764

    Fidelity VIP- Growth Portfolio - Service Class (FidVIPGr)
      8,391 shares (cost $313,698) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         321,294

    Fidelity VIP- High Income Portfolio - Service Class (FidVIPHI)
      30,331 shares (cost $382,777) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        382,781

    Fidelity VIP- Overseas Portfolio - Service Class (FidVIPOv)
      5,700 shares (cost $118,183) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         117,487

    Fidelity VIP-II - Contrafund Portfolio - Service Class (FidVIPCon)
      27,430 shares (cost $585,801) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        602,088

    Fidelity VIP-III - Growth Opportunities Portfolio - Service Class (FidVIPGrOp)
      11,439 shares (cost 231,762) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         233,809

    Morgan Stanley - Emerging Markets Debt Portfolio (VKMSEmMkt)
      2,296 shares (cost $22,147) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         21,352

    Nationwide SAT- Balanced Fund (NSATBal)
      9,000 shares (cost $96,089) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         95,939

    Nationwide SAT- Capital Appreciation Fund (NSATCapAp)
      20,007 shares (cost $494,333) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        503,975

    Nationwide SAT- Equity Income Fund (NSATEqInc)
      271 shares (cost $2,935) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           2,987

    Nationwide SAT- Global Equities Fund (NSATGlobEq)
      3,175 shares (cost $36,303) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         36,221

    Nationwide SAT- Government Bond Fund (NSATGvtBd)
      24,391 shares (cost $281,064) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        280,497

    Nationwide SAT- High Income Bond Fund (NSATHIncBd)
      5,626 shares (cost $58,781) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         58,346

    Nationwide SAT- Money Market Fund (NSATMyMkt)
      10,027,648 shares (cost $10,027,648) . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $10,027,648

                                                                     (Continued)

    Nationwide SAT- Multi Sector Bond Fund (NSATMSecBd)
      18,894 shares (cost $191,656) ..................................................................      190,072

    Nationwide SAT- Select Advisers Mid Cap Fund (NSATMidCap)
      3,191 shares (cost $33,994) ....................................................................       34,308

    Nationwide SAT- Small Cap Value Fund (NSATSmCapV)
      5,749 shares (cost $59,479) ....................................................................       58,579

    Nationwide SAT- Small Company Fund (NSATSmCo)
      15,966 shares (cost $270,635) ..................................................................      268,551

    Nationwide SAT- Strategic Growth Fund (NSATStrGro)
      9,221 shares (cost $100,219) ...................................................................      103,919

    Nationwide SAT- Strategic Value Fund (NSATStrVal)
      3,502 shares (cost $37,740) ....................................................................       36,530

    Nationwide SAT- Total Return Fund (NSATTotRe)
      42,258 shares (cost $788,521) ..................................................................      790,232

    Neuberger & Berman AMT- Guardian Portfolio (NBAMTGuard)
      1,518 shares (cost $21,220) ....................................................................       21,807

    Neuberger & Berman AMT- Mid-Cap Growth Portfolio (NBAMTMCGr)
      9,548 shares (cost $136,820) ...................................................................      140,168

    Neuberger & Berman AMT- Partners Portfolio (NBAMTPart)
      49,080 shares (cost $961,180) ..................................................................      944,798

    Oppenheimer VAF - Aggressive Growth Fund (OppAggGro)
      1,998 shares (cost $89,988) ....................................................................       93,594

    Oppenheimer VAF - Growth Fund (OppGro)
      9,528 shares (cost $319,033) ...................................................................      329,776

    Oppenheimer VAF - Growth & Income Fund (OppGrInc)
      27,468 shares (cost $597,933) ..................................................................      607,587

    Van Eck WIT- Worldwide Emerging Markets Fund (VEWrldEMkt)
      5,017 shares (cost $46,701) ....................................................................       41,893

    Van Eck WIT- Worldwide Hard Assets Fund (VEWrldHAs)
      375 shares (cost $4,554) .......................................................................        4,333

    Van Kampen American Capital LIT-
    Morgan Stanley Real Estate Securities Portfolio (VKMSRESec)
      8,716 shares (cost $130,506) ...................................................................      129,089

    Warburg Pincus Trust - Growth & Income Portfolio (WPGrInc)
      28,106 shares (cost $318,546) ..................................................................      326,306

    Warburg Pincus Trust - International Equity Portfolio (WPIntEq)
      12,763 shares (cost $154,552) ..................................................................      151,623

    Warburg Pincus Trust - Post Venture Capital Portfolio (WPPVenCap)
      3,013 shares (cost $36,389) ....................................................................       37,720
                                                                                                        -----------
         Total investments ...........................................................................   20,632,296
  Accounts receivable ................................................................................       56,479
                                                                                                        -----------
         Total assets ................................................................................   20,688,775
ACCOUNTS PAYABLE .....................................................................................    2,493,258
                                                                                                        -----------
CONTRACT OWNERS' EQUITY (NOTE 7) .....................................................................  $18,195,517
                                                                                                        ===========



See accompanying notes to financial statements.

-------------------------------------------------------------------------------

                        NATIONWIDE VLI SEPARATE ACCOUNT-4

                      STATEMENTS OF OPERATIONS AND CHANGES
                           IN CONTRACT OWNERS' EQUITY

          FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS)
                             THROUGH JUNE 30, 1998
                                  (UNAUDITED)



                                                           TOTAL         ACVPINCGR     ACVPINT     ACVPVALUE
                                                           -----         ---------     -------     ---------
INVESTMENT ACTIVITY:
  Reinvested dividends ..............................   $     83,937           --           355          168
  Mortality and expense charges (note 3) ............        (14,192)         (16)         (165)         (51)
                                                        ------------      -------      --------      -------
    Net investment income ...........................         69,745          (16)          190          117
                                                        ------------      -------      --------      -------

  Proceeds from mutual fund shares sold .............      2,519,975          273        64,097          534
  Cost of mutual fund shares sold ...................     (2,517,456)        (269)      (61,854)        (545)
                                                        ------------      -------      --------      -------
    Realized gain (loss) on investments .............          2,519            4         2,243          (11)
  Change in unrealized gain (loss) on investments ...         76,508          207         8,220       (2,244)
                                                        ------------      -------      --------      -------
    Net gain (loss) on investments ..................         79,027          211        10,463       (2,255)
                                                        ------------      -------      --------      -------
  Reinvested capital gains ..........................         12,598           --         3,645        1,997
                                                        ------------      -------      --------      -------
    Net increase (decrease) in contract owners'
        equity resulting from operations ............        161,370          195        14,298         (141)
                                                        ------------      -------      --------      -------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .................................     18,500,157        1,661       132,213       32,868
  Transfers between funds ...........................         (1,152)       9,171        83,098       33,857
  Surrenders ........................................             --           --            --           --
  Policy loans (net of repayments) (note 5) .........        (23,672)          --            --           --
  Deductions for surrender charges (note 2d) ........             --           --            --           --
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) ...............................       (441,186)        (678)       (2,933)      (1,189)
                                                        ------------      -------      --------      -------
        Net equity transactions .....................     18,034,147       10,154       212,378       65,536
                                                        ------------      -------      --------      -------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...............     18,195,517       10,349       226,676       65,395
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .........             --           --            --           --
                                                        ------------      -------      --------      -------
CONTRACT OWNERS' EQUITY END OF PERIOD ...............   $ 18,195,517       10,349       226,676       65,395
                                                        ============      =======      ========      =======



                                                        DRYSRGRO      DRYSTKIX     DRYCAPAP      FIDVIPEI
                                                        --------      --------     --------      --------
INVESTMENT ACTIVITY:
  Reinvested dividends ..............................   $     --         4,686           --            --
  Mortality and expense charges (note 3) ............       (131)         (522)         (64)         (329)
                                                        --------      --------      -------      --------
    Net investment income ...........................       (131)        4,164          (64)         (329)
                                                        --------      --------      -------      --------

  Proceeds from mutual fund shares sold .............      1,346           265          320           598
  Cost of mutual fund shares sold ...................     (1,257)         (248)        (307)         (584)
                                                        --------      --------      -------      --------
    Realized gain (loss) on investments .............         89            17           13            14
  Change in unrealized gain (loss) on investments....      6,892        16,966        1,699           645
                                                        --------      --------      -------      --------
    Net gain (loss) on investments ..................      6,981        16,983        1,712           659
                                                        --------      --------      -------      --------
  Reinvested capital gains ..........................         --         2,002           --            --
                                                        --------      --------      -------      --------
    Net increase (decrease) in contract owners'
        equity resulting from operations ............      6,850        23,149        1,648           330
                                                        --------      --------      -------      --------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .................................     87,657       206,258       36,429       133,058
  Transfers between funds ...........................     70,981       568,680       27,018       416,247
  Surrenders ........................................         --            --           --            --
  Policy loans (net of repayments) (note 5) .........         --            --           --            --
  Deductions for surrender charges (note 2d) ........         --            --           --            --
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) ...............................     (3,968)      (16,990)      (2,171)      (12,521)
                                                        --------      --------      -------      --------
        Net equity transactions .....................    154,670       757,948       61,276       536,784
                                                        --------      --------      -------      --------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...............    161,520       781,097       62,924       537,114
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .........         --            --           --            --
                                                        --------      --------      -------      --------
CONTRACT OWNERS' EQUITY END OF PERIOD ...............   $161,520       781,097       62,924       537,114
                                                        ========      ========      =======      ========

                        NATIONWIDE VLI SEPARATE ACCOUNT-4

                      STATEMENTS OF OPERATIONS AND CHANGES
                           IN CONTRACT OWNERS' EQUITY

         FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS)
                             THROUGH JUNE 30, 1998
                                  (UNAUDITED)


                                                          FIDVIPGR      FIDVIPHI     FIDVIPOV      FIDVIPCON
                                                          --------      --------     --------      ---------
INVESTMENT ACTIVITY:
   Reinvested dividends ...............................  $      --            --           --            --
   Mortality and expense charges (note 3) .............       (172)         (247)         (96)         (257)
                                                         ---------      --------      -------      --------
     Net investment income ............................       (172)         (247)         (96)         (257)
                                                         ---------      --------      -------      --------
   Proceeds from mutual fund shares sold ..............        148           203          743           931
   Cost of mutual fund shares sold ....................       (140)         (198)        (725)         (902)
                                                         ---------      --------      -------      --------
     Realized gain (loss) on investments ..............          8             5           18            29
   Change in unrealized gain (loss) on investments ....      7,596             4         (696)       16,287
                                                         ---------      --------      -------      --------
     Net gain (loss) on investments ...................      7,604             9         (678)       16,316
                                                         ---------      --------      -------      --------
   Reinvested capital gains ...........................         --            --           --            --
                                                         ---------      --------      -------      --------
       Net increase (decrease) in contract owners'
         equity resulting from operations .............      7,432          (238)        (774)       16,059
                                                         ---------      --------      -------      --------

EQUITY TRANSACTIONS:
   Purchase payments received from
     contract owners ..................................     57,519       199,669       29,968       124,447
   Transfers between funds ............................    187,661       153,686       70,326       352,366
   Surrenders .........................................         --            --           --            --
   Policy loans (net of repayments) (note 5) ..........         --            --           --            --
   Deductions for surrender charges (note 2d) .........         --            --           --            --
   Redemptions to pay cost of insurance
     charges and administration charges
     (notes 2b and 2c) ................................     (6,160)       (7,813)      (3,532)       (8,898)
                                                         ---------      --------      -------      --------
       Net equity transactions ........................    239,020       345,542       96,762       467,915
                                                         ---------      --------      -------      --------

NET CHANGE IN CONTRACT OWNERS' EQUITY .................    246,452       345,304       95,988       483,974
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD ...........         --            --           --            --
                                                         ---------      --------      -------      --------
CONTRACT OWNERS' EQUITY END OF PERIOD .................  $ 246,452       345,304       95,988       483,974
                                                         =========      ========      =======      ========





                                                        FIDVIPGROP     VKMSEMMKT     NSATBAL     NSATCAPAP
                                                        ----------     ---------     -------     ---------
INVESTMENT ACTIVITY:
   Reinvested dividends ...............................   $     --           --          629           718
   Mortality and expense charges (note 3) .............       (105)         (13)         (54)         (242)
                                                          --------      -------      -------      --------
     Net investment income ............................       (105)         (13)         575           476
                                                          --------      -------      -------      --------

   Proceeds from mutual fund shares sold ..............        386          669          203           258
   Cost of mutual fund shares sold ....................       (377)        (670)        (202)         (245)
                                                          --------      -------      -------      --------
     Realized gain (loss) on investments ..............          9           (1)           1            13
   Change in unrealized gain (loss) on investments ....      2,047         (791)        (151)        9,642
                                                          --------      -------      -------      --------
     Net gain (loss) on investments ...................      2,056         (792)        (150)        9,655
                                                          --------      -------      -------      --------
   Reinvested capital gains ...........................         --           --           --            --
                                                          --------      -------      -------      --------
       Net increase (decrease) in contract owners'
         equity resulting from operations .............      1,951         (805)         425        10,131
                                                          --------      -------      -------      --------

EQUITY TRANSACTIONS:
   Purchase payments received from
     contract owners ..................................     41,926        9,498       42,101       116,824
   Transfers between funds ............................    102,131        5,908       33,676       255,494
   Surrenders .........................................         --           --           --            --
   Policy loans (net of repayments) (note 5) ..........         --           --           --            --
   Deductions for surrender charges (note 2d) .........         --           --           --            --
   Redemptions to pay cost of insurance
     charges and administration charges
     (notes 2b and 2c) ................................     (3,512)        (406)        (896)      (12,442)
       Net equity transactions ........................    140,545       15,000       74,881       359,876

NET CHANGE IN CONTRACT OWNERS' EQUITY .................    142,496       14,195       75,306       370,007
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD ...........         --           --           --            --
                                                          --------      -------      -------      --------
CONTRACT OWNERS' EQUITY END OF PERIOD .................   $142,496       14,195       75,306       370,007
                                                          ========      =======      =======      ========

                        NATIONWIDE VLI SEPARATE ACCOUNT-4
                      STATEMENTS OF OPERATIONS AND CHANGES
                           IN CONTRACT OWNERS' EQUITY

          FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS)
                             THROUGH JUNE 30, 1998
                                   (UNAUDITED)


                                                      NSATEQINC    NSATGLOBEQ   NSATGVTBD     NSATHINCBD
                                                      ---------    ----------   ---------     ----------
INVESTMENT ACTIVITY:
  Reinvested dividends ..............................  $    5          163         3,794           818
  Mortality and expense charges (note 3) ............      (1)         (23)         (148)          (35)
                                                       ------       ------       -------        ------
     Net investment income ..........................       4          140         3,646           783
                                                       ------       ------       -------        ------

  Proceeds from mutual fund shares sold .............      --          345           702           400
  Cost of mutual fund shares sold ...................      --         (343)         (708)         (401)
                                                       ------       ------       -------        ------
     Realized gain (loss) on investments ............      --            2            (6)           (1)
  Change in unrealized gain (loss) on investments ...      52          (82)         (566)         (435)
                                                       ------       ------       -------        ------
     Net gain (loss) on investments .................      52          (80)         (572)         (436)
                                                       ------       ------       -------        ------
  Reinvested capital gains ..........................      --           --            --            --
                                                       ------       ------       -------        ------
       Net increase (decrease) in contract owners'
         equity resulting from operations ...........      56           60         3,074           347
                                                       ------       ------       -------        ------

EQUITY TRANSACTIONS:
  Purchase payments received from
     contract owners ................................     258        9,873       136,989        21,117
  Transfers between funds ...........................   2,605       17,116        56,866        14,484
  Surrenders ........................................      --           --            --            --
  Policy loans (net of repayments) (note 5) .........      --           --            --            --
  Deductions for surrender charges (note 2d) ........      --           --            --            --
  Redemptions to pay cost of insurance
     charges and administration charges
     (notes 2b and 2c) ..............................    (142)        (982)       (2,105)         (543)
                                                       ------       ------       -------        ------
       Net equity transactions ......................   2,721       26,007       191,750        35,058
                                                       ------       ------       -------        ------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...............   2,777       26,067       194,824        35,405
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .........      --           --            --            --
                                                       ------       ------       -------        ------
CONTRACT OWNERS' EQUITY END OF PERIOD ...............  $2,777       26,067       194,824        35,405
                                                       ======       ======       =======        ======


                                                       NSATMYMKT         NSATMSECBD    NSATMIDCAP   NSATSMCAPV
                                                       ---------         ----------    ----------   ----------
INVESTMENT ACTIVITY:
  Reinvested dividends .............................. $    68,985            1,830            56           --
  Mortality and expense charges (note 3) ............      (9,850)             (93)          (10)         (29)
                                                      -----------          -------        ------       ------
     Net investment income ..........................      59,135            1,737            46          (29)
                                                      -----------          -------        ------       ------

  Proceeds from mutual fund shares sold .............   2,437,959               --           128          110
  Cost of mutual fund shares sold ...................  (2,437,959)              --          (127)        (109)
                                                      -----------          -------        ------       ------
     Realized gain (loss) on investments ............          --               --             1            1
  Change in unrealized gain (loss) on investments ...          --           (1,585)          314         (900)
                                                      -----------          -------        ------       ------
     Net gain (loss) on investments .................          --           (1,585)          315         (899)
                                                      -----------          -------        ------       ------
  Reinvested capital gains ..........................          --               --            --           --
                                                      -----------          -------        ------       ------
       Net increase (decrease) in contract owners'
         equity resulting from operations ...........      59,135              152           361         (928)
                                                      -----------          -------        ------       ------

EQUITY TRANSACTIONS:
  Purchase payments received from
     contract owners ................................  16,224,265           89,421         3,481        9,892
  Transfers between funds ...........................  (4,830,482)          27,886        20,118       36,023
  Surrenders ........................................          --               --            --           --
  Policy loans (net of repayments) (note 5) .........     (23,672)              --            --           --
  Deductions for surrender charges (note 2d) ........          --               --            --           --
  Redemptions to pay cost of insurance
     charges and administration charges
     (notes 2b and 2c) ..............................    (299,120)          (1,343)         (517)        (948)
                                                      -----------          -------        ------       ------
       Net equity transactions ......................  11,070,991          115,964        23,082       44,967
                                                      -----------          -------        ------       ------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...............  11,130,126          116,116        23,443       44,039
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .........          --               --            --           --
                                                      -----------          -------        ------       ------
CONTRACT OWNERS' EQUITY END OF PERIOD ............... $11,130,126          116,116        23,443       44,039
                                                      ===========          =======        ======       ======

                        NATIONWIDE VLI SEPARATE ACCOUNT-4
                      STATEMENTS OF OPERATIONS AND CHANGES
                           IN CONTRACT OWNERS' EQUITY

         FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS)
                             THROUGH JUNE 30, 1998
                                  (UNAUDITED)




                                                      NSATSMCO     NSATSTRGRO   NSATSTRVAL    NSATTOTRE
                                                      --------     ----------   ----------    ---------
INVESTMENT ACTIVITY:
  Reinvested dividends .............................. $      --           --           56         1,463
  Mortality and expense charges (note 3) ............      (176)         (69)         (17)         (375)
                                                      ---------      -------      -------      --------
    Net investment income ...........................      (176)         (69)          39         1,088
                                                      ---------      -------      -------      --------

  Proceeds from mutual fund shares sold .............       249          495          176         1,425
  Cost of mutual fund shares sold ...................      (235)        (495)        (177)       (1,322)
                                                      ---------      -------      -------      --------
    Realized gain (loss) on investments .............        14           --           (1)          103
  Change in unrealized gain (loss) on investments ...    (2,085)       3,699       (1,210)        1,711
                                                      ---------      -------      -------      --------
    Net gain (loss) on investments ..................    (2,071)       3,699       (1,211)        1,814
                                                      ---------      -------      -------      --------
  Reinvested capital gains ..........................        --           --           --            --
                                                      ---------      -------      -------      --------
      Net increase (decrease) in contract owners'
        equity resulting from operations ............    (2,247)       3,630       (1,172)        2,902
                                                      ---------      -------      -------      --------

EQUITY TRANSACTIONS:
  Purchase payments received from
     contract owners ................................   114,502       47,047        6,006       200,078
  Transfers between funds ...........................   111,643       21,161       27,850       389,047
  Surrenders ........................................        --           --           --            --
  Policy loans (net of repayments) (note 5) .........        --           --           --            --
  Deductions for surrender charges (note 2d) ........        --           --           --            --
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) ...............................    (5,726)      (1,536)        (611)      (17,284)
                                                      ---------      -------      -------      --------
      Net equity transactions .......................   220,419       66,672       33,245       571,841
                                                      ---------      -------      -------      --------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...............   218,172       70,302       32,073       574,743
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .........        --           --           --            --
                                                      ---------      -------      -------      --------
CONTRACT OWNERS' EQUITY END OF PERIOD ............... $ 218,172       70,302       32,073       574,743
                                                      =========      =======      =======      ========



                                                       NBAMTGUARD      NBAMTMCGR     NBAMTPART     OPPAGGGRO
                                                       ----------      ---------     ---------     ---------
INVESTMENT ACTIVITY:
  Reinvested dividends ..............................     $    --            --           114           26
  Mortality and expense charges (note 3) ............          (5)          (73)         (373)         (77)
                                                          -------      --------      --------      -------
    Net investment income ...........................          (5)          (73)         (259)         (51)
                                                          -------      --------      --------      -------

  Proceeds from mutual fund shares sold .............          32           660           449          778
  Cost of mutual fund shares sold ...................         (33)         (649)         (481)        (750)
                                                          -------      --------      --------      -------
    Realized gain (loss) on investments .............          (1)           11           (32)          28
  Change in unrealized gain (loss) on investments ...         587         3,348       (16,383)       3,606
                                                          -------      --------      --------      -------
    Net gain (loss) on investments ..................         586         3,359       (16,415)       3,634
                                                          -------      --------      --------      -------
  Reinvested capital gains ..........................          --            --         3,599          270
                                                          -------      --------      --------      -------
      Net increase (decrease) in contract owners'
        equity resulting from operations ............         581         3,286       (13,075)       3,853
                                                          -------      --------      --------      -------

EQUITY TRANSACTIONS:
  Purchase payments received from
     contract owners ................................         490        19,431       156,876       49,498
  Transfers between funds ...........................      18,476        96,198       442,815       20,016
  Surrenders ........................................          --            --            --           --
  Policy loans (net of repayments) (note 5) .........          --            --            --           --
  Deductions for surrender charges (note 2d) ........          --            --            --           --
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) ...............................        (285)       (2,423)      (10,126)      (2,435)
                                                          -------      --------      --------      -------
      Net equity transactions .......................      18,681       113,206       589,565       67,079
                                                          -------      --------      --------      -------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...............      19,262       116,492       576,490       70,932
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .........          --            --            --           --
                                                          -------      --------      --------      -------
CONTRACT OWNERS' EQUITY END OF PERIOD ...............     $19,262       116,492       576,490       70,932
                                                          =======      ========      ========      =======

                        NATIONWIDE VLI SEPARATE ACCOUNT-4

                      STATEMENTS OF OPERATIONS AND CHANGES
                           IN CONTRACT OWNERS' EQUITY

          FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS)
                              THROUGH JUNE 30, 1998
                                  (UNAUDITED)


                                                                   OPPGRO      OPPGRINC    VEWRLDEMKT   VEWRLDHAS
                                                                 ---------     --------    ----------   ---------
INVESTMENT ACTIVITY:
  Reinvested dividends ......................................    $       8            29           --          --
  Mortality and expense charges (note 3) ....................         (104)         (101)         (17)         (4)
                                                                 ---------      --------      -------      ------
    Net investment income ...................................          (96)          (72)         (17)         (4)
                                                                 ---------      --------      -------      ------

  Proceeds from mutual fund shares sold .....................           71           118           --          --
  Cost of mutual fund shares sold ...........................          (74)         (113)          --          --
                                                                 ---------      --------      -------      ------
    Realized gain (loss) on investments .....................           (3)            5           --          --
  Change in unrealized gain (loss) on investments ...........       10,744         9,654       (4,808)       (222)
                                                                 ---------      --------      -------      ------
    Net gain (loss) on investments ..........................       10,741         9,659       (4,808)       (222)
                                                                 ---------      --------      -------      ------
  Reinvested capital gains ..................................          101           645           --          --
                                                                 ---------      --------      -------      ------
      Net increase (decrease) in contract owners'
        equity resulting from operations ....................       10,746        10,232       (4,825)       (226)
                                                                 ---------      --------      -------      ------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .........................................       42,315        44,812        8,374       1,094
  Transfers between funds ...................................      209,071       447,343       33,368       2,125
  Surrenders ................................................           --            --           --          --
  Policy loans (net of repayments) (note 5) .................           --            --           --          --
  Deductions for surrender charges (note 2d) ................           --            --           --          --
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) .......................................       (3,534)       (1,405)        (764)       (272)
                                                                 ---------      --------      -------      ------
      Net equity transactions ...............................      247,852       490,750       40,978       2,947
                                                                 ---------      --------      -------      ------

NET CHANGE IN CONTRACT OWNERS' EQUITY .......................      258,598       500,982       36,153       2,721
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .................           --            --           --          --
                                                                 ---------      --------      -------      ------
CONTRACT OWNERS' EQUITY END OF PERIOD .......................    $ 258,598       500,982       36,153       2,721
                                                                 =========      ========      =======      ======

                                                                  VKMSRESEC      WPGRINC      WPINTEQ     WPPVENCAP
                                                                  ---------     ---------    ---------    ---------
INVESTMENT ACTIVITY:
  Reinvested dividends ......................................      $    34            --           --           --
  Mortality and expense charges (note 3) ....................          (67)          (13)         (54)         (14)
                                                                   -------      --------      -------      -------
    Net investment income ...................................          (33)          (13)         (54)         (14)
                                                                   -------      --------      -------      -------

  Proceeds from mutual fund shares sold .....................        3,901            45          766          192
  Cost of mutual fund shares sold ...........................       (3,954)          (44)        (757)        (202)
                                                                   -------      --------      -------      -------
    Realized gain (loss) on investments .....................          (53)            1            9          (10)
  Change in unrealized gain (loss) on investments ...........       (1,417)        7,761       (2,929)       1,331
                                                                   -------      --------      -------      -------
    Net gain (loss) on investments ..........................       (1,470)        7,762       (2,920)       1,321
                                                                   -------      --------      -------      -------
  Reinvested capital gains ..................................          339            --           --           --
                                                                   -------      --------      -------      -------
      Net increase (decrease) in contract owners'
        equity resulting from operations ....................       (1,164)        7,749       (2,974)       1,307
                                                                   -------      --------      -------      -------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .........................................       52,502         2,432        6,576          732
  Transfers between funds ...................................       44,871       311,397       79,382       29,169
  Surrenders ................................................           --            --           --           --
  Policy loans (net of repayments) (note 5) .................           --            --           --            -
  Deductions for surrender charges (note 2d) ................           --            --           --            -
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) .......................................       (1,904)         (566)      (2,168)        (338)
                                                                   -------      --------      -------      -------
      Net equity transactions ...............................       95,469       313,263       83,790       29,563
                                                                   -------      --------      -------      -------

NET CHANGE IN CONTRACT OWNERS' EQUITY .......................       94,305       321,012       80,816       30,870
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .................           --            --           --           --
                                                                   -------      --------      -------      -------
CONTRACT OWNERS' EQUITY END OF PERIOD .......................      $94,305       321,012       80,816       30,870
                                                                   =======      ========      =======      =======






See accompanying notes to financial statements.
--------------------------------------------------------------------------------

                        NATIONWIDE VLI SEPARATE ACCOUNT-4

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1998
                                   (UNAUDITED)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Organization and Nature of Operations

         The Nationwide VLI Separate Account-4 (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life Insurance Company (the Company) on December 3, 1997. The Account has been registered as a unit investment trust under the Investment Company Act of 1940.

         The Company offers Flexible Premium Variable Life Insurance Policies through the Account.

     (b) The Contracts

         Only contracts without a front-end sales charge, but with a contingent deferred sales charge and certain other fees are offered for purchase. See note 2 for a discussion of policy charges, and note 3 for asset charges.

         Contract owners may invest in the following:

                    Portfolios of the American Century Variable Portfolios, Inc. (American Century VP);
                      American Century VP - American Century VP Income & Growth (ACVPIncGr)
                      American Century VP - American Century VP International (ACVPInt)
                      American Century VP - American Century VP Value
                      (ACVPValue)

                    The Dreyfus Socially Responsible Growth Fund, Inc.
                    (DrySRGro)

                    Dreyfus Stock Index Fund (DryStkIx)

                    Portfolio of the Dreyfus Variable Investment Fund (Dreyfus
                      VIF); Dreyfus VIF - Capital Appreciation Portfolio (DryCapAp)

                    Portfolios of the Fidelity Variable Insurance Products Fund (Fidelity VIP);
                      Fidelity VIP - Equity-Income Portfolio - Service Class (FidVIPEI)
                      Fidelity VIP - Growth Portfolio - Service Class (FidVIPGr) Fidelity VIP - High Income Portfolio - Service Class (FidVIPHI)
                      Fidelity VIP - Overseas Portfolio - Service Class
                      (FidVIPOv)

                    Portfolio of the Fidelity Variable Insurance Products Fund
                      II (Fidelity VIP-II); Fidelity VIP-II - Contrafund Portfolio - Service Class (FidVIPCon)

                    Portfolio of the Fidelity Variable Insurance Products Fund
                      III (Fidelity VIP-III); Fidelity VIP-III - Growth Opportunities Portfolio - Service Class (FidVIPGrOp)

                    Portfolio of the Morgan Stanley Universal Funds, Inc.
                      (Morgan Stanley); Morgan Stanley - Emerging Markets Debt Portfolio (VKMSEmMkt)

                    Funds of the Nationwide Separate Account Trust (Nationwide
                      SAT) (managed for a fee by an affiliated investment advisor);
                        Nationwide SAT - Balanced Fund (NSATBal)
                        Nationwide SAT - Capital Appreciation Fund (NSATCapAp) Nationwide SAT - Equity Income Fund (NSATEqInc) Nationwide SAT - Global Equity Fund (NSATGlobEq) Nationwide SAT - Government Bond Fund (NSATGvtBd) Nationwide SAT - High Income Bond Fund (NSATHIncBd) Nationwide SAT - Money Market Fund (NSATMyMkt)

                        Nationwide SAT - Multi Sector Bond Fund (NSATMSecBd) Nationwide SAT - Select Advisers Mid Cap Fund (NSATMidCap)
                        Nationwide SAT - Small Cap Value Fund (NSATSmCapV) Nationwide SAT - Small Company Fund (NSATSmCo) Nationwide SAT - Strategic Growth Fund (NSATStrGro) Nationwide SAT - Strategic Value Fund (NSATStrVal) Nationwide SAT - Total Return Fund (NSATTotRe)

                    Portfolios of the Neuberger & Berman Advisers Management
                      Trust (Neuberger & Berman AMT);
                        Neuberger & Berman AMT - Guardian Portfolio (NBAMTGuard) Neuberger & Berman AMT - Mid-Cap Growth Portfolio (NBAMTMCGr)
                        Neuberger & Berman AMT - Partners Portfolio (NBAMTPart)

                    Funds of the Oppenheimer Variable Account Funds
                      (Oppenheimer VAF);
                    Oppenheimer VAF - Aggressive Growth Fund (OppAggGro) Oppenheimer VAF - Growth Fund (OppGro)
                    Oppenheimer VAF - Growth & Income Fund (OppGrInc)

                    Funds of the Van Eck Worldwide Insurance Trust (Van Eck
                      WIT);
                      Van Eck WIT - Worldwide Emerging Markets Fund (VEWrldEMkt) Van Eck WIT - Worldwide Hard Assets Fund (VEWrldHAs)

                    Portfolio of the Van Kampen American Capital Life Investment
                      Trust (Van Kampen American Capital LIT); Van Kampen American Capital LIT - Morgan Stanley Real Estate Securities Portfolio (VKMSRESec)

                    Portfolios of the Warburg Pincus Trust;
                      Warburg Pincus Trust - Growth & Income Portfolio (WPGrInc) Warburg Pincus Trust - International Equity Portfolio (WPIntEq)
                      Warburg Pincus Trust - Post Venture Capital Portfolio (WPPVenCap)

         At June 30, 1998, contract owners have invested in all of the above funds. The contract owners' equity is affected by the investment results of each fund, equity transactions by contract owners and certain contract expenses (see note 2).

         The accompanying financial statements include only contract owners' purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of the Company.

     (c) Security Valuation, Transactions and Related Investment Income

         The market value of the underlying mutual funds is based on the closing net asset value per share at June 30, 1998. The cost of investments sold is determined on the specific identification basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date.

     (d) Federal Income Taxes

         Operations of the Account form a part of, and are taxed with, operations of the Company which is taxed as a life insurance company under the Internal Revenue Code.

         The Company does not provide for income taxes within the Account. Taxes are the responsibility of the contract owner upon termination or withdrawal.

     (e) Use of Estimates in the Preparation of Financial Statements

         The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)  POLICY CHARGES

     (a) Deductions from Premium

         On flexible premium life insurance contracts, the Company deducts a charge for state premium taxes not to exceed 2.5% of all premiums received to cover the payment of these premium taxes. Additionally, the Company deducts a front-end sales load of up to 3.5% from each premium payment received. The Company may at its sole discretion reduce this sales loading.

     (b) Cost of Insurance

         A cost of insurance charge is assessed monthly against each contract. The amount of the charge is based upon age, sex, rate class and net amount at risk (death benefit less total contract value).

     (c) Administrative Charges

         For flexible premium contracts, the Company currently deducts a monthly administrative charge of $10.00 during the first policy year and $5 per month thereafter (may deduct up to $7.50, maximum) to recover policy maintenance, accounting, record keeping and other administrative expenses.

         The above charges are assessed against each contract by liquidating units.

     (d) Surrender Charges

         Policy surrenders result in a redemption of the contract value from the Account and payment of the surrender proceeds to the contract owner or designee. The surrender proceeds consist of the contract value, less any outstanding policy loans, and less a surrender charge, if applicable. The amount of the charge is based upon a specified percentage of the initial surrender charge which varies by issue age, sex and rate class. For flexible premium contracts, the charge is 100% of the initial surrender charge in the first year, declining to 30% of the initial surrender charge in the eighth year.

         No surrender charge is assessed on any contract surrendered after the eighth year.

         The Company may waive the surrender charge for certain contracts in which the sales expenses normally associated with the distribution of a contract are not incurred. No charges were deducted from the initial funding, or from earnings thereon.

(3)  ASSET CHARGES

     The Company deducts a charge equal to an annual effective rate multiplied by the Cash Value attributable to the Variable Account. The annual effective rate is 0.60% for the first $25,000 of Cash Value attributable to the Variable Account, 0.30% for the next $225,000 of Cash Value attributable to the Variable Account and 0.10% for all Cash Value attributable to the Variable Account in excess of $250,000. This charge is assessed monthly against each contract by liquidating units.

(4)  DEATH BENEFITS

     Death benefits result in a redemption of the contract value from the Account and payment of the death benefit proceeds, less any outstanding policy loans and policy charges, to the legal beneficiary. The excess of the death benefit proceeds over the contract value on the date of death is paid by the Company's general account.

(5)  POLICY LOANS (NET OF REPAYMENTS)

     Contract provisions allow contract owners to borrow 90% of a policy's cash surrender value. Interest is charged on the outstanding loan and is due and payable in advance on the policy anniversary.

     At the time the loan is granted, the amount of the loan is transferred from the Account to the Company's general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made, subject to a guaranteed minimum rate. Interest credited is paid by the Company's general account to the Account. Loan repayments result in a transfer of collateral including interest back to the Account.

(6)  RELATED PARTY TRANSACTIONS

     The Company performs various services on behalf of the Mutual Fund Companies in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions. These fees are paid to an affiliate of the Company.

(7)  COMPONENTS OF CONTRACT OWNERS' EQUITY

     The following is a summary of contract owners' equity at June 30, 1998.


                                                                                                               PERIOD
Contract owners' equity represented by:                     UNITS                UNIT VALUE                    RETURN
                                                            -----                ----------                    ------
The BEST of AMERICA(R)
America's FUTURE Life Series(SM):
  American Century VP - American
    Century VP Income & Growth ........................        881               $11.747054   $    10,349       17%(a)
  American Century VP - American
    Century VP International ..........................     18,090                12.530473       226,676       25%(a)
  American Century VP - American
    Century VP Value ..................................      6,175                10.590220        65,395        6%(a)
  The Dreyfus Socially Responsible
    Growth Fund, Inc ..................................     13,644                11.838204       161,520       18%(a)
  Dreyfus Stock Index Fund ............................     66,473                11.750590       781,097       18%(a)
  Dreyfus VIF -
    Capital Appreciation Portfolio ....................      5,212                12.072983        62,924       21%(a)
  Fidelity VIP - Equity-Income Portfolio -
    Service Class .....................................     48,594                11.053100       537,114       11%(a)
  Fidelity VIP - Growth Portfolio -
    Service Class .....................................     20,698                11.907054       246,452       19%(a)
  Fidelity VIP - High Income Portfolio -
    Service Class .....................................     32,951                10.479316       345,304        5%(a)
  Fidelity VIP - Overseas Portfolio -
    Service Class .....................................      8,282                11.589920        95,988       16%(a)
  Fidelity VIP-II - Contrafund Portfolio -
    Service Class .....................................     41,438                11.679483       483,974       17%(a)
  Fidelity VIP-III - Growth Opportunities
    Portfolio - Service Class .........................     12,800                11.132490       142,496       11%(a)
  Morgan Stanley -
    Emerging Markets Debt Portfolio ...................      1,476                 9.617372        14,195      (4)%(a)
  Nationwide SAT - Balanced Fund .......................     7,049                10.683287        75,306        7%(a)
  Nationwide SAT -
    Capital Appreciation Fund ..........................    31,022                11.927232       370,007       19%(a)
  Nationwide SAT - Equity Income Fund ..................       255                10.888731         2,777        9%(a)
  Nationwide SAT - Global Equity Fund ..................     2,282                11.422871        26,067       14%(a)
  Nationwide SAT - Government Bond Fund ................    18,734                10.399507       194,824        4%(a)
  Nationwide SAT - High Income Bond Fund ...............     3,356                10.549727        35,405        5%(a)
  Nationwide SAT - Money Market Fund ................... 1,084,559                10.262352    11,130,126        3%(a)
  Nationwide SAT - Multi Sector Bond Fund ..............    11,382                10.201708       116,116        2%(a)
  Nationwide SAT -
    Select Advisers Mid Cap Fund ......................      2,158                10.863196        23,443        9%(a)
  Nationwide SAT - Small Cap Value Fund ...............      4,231                10.408582        44,039        4%(a)
  Nationwide SAT - Small Company Fund .................     20,559                10.611985       218,172        6%(a)
  Nationwide SAT - Strategic Growth Fund ..............      6,369                11.038199        70,302       10%(a)

(a) This investment option was not being utilized for the entire period.

                                                                                           PERIOD
Contract owners' equity represented by:       UNITS       UNIT VALUE                       RETURN
                                              -----       ----------                       ------
Nationwide SAT - Strategic Value Fund ......   3,112       10.306219           32,073       3%(a)
Nationwide SAT - Total Return Fund .........  50,079       11.476720          574,743      15%(a)
Neuberger & Berman AMT -
  Guardian Portfolio .......................   1,409       13.670918           19,262      37%(a)
Neuberger & Berman AMT -
  Mid-Cap Growth Portfolio .................   9,241       12.605954          116,492      26%(a)
Neuberger & Berman AMT -
  Partners Portfolio .......................  54,401       10.597040          576,490       6%(a)
Oppenheimer VAF -
  Aggressive Growth Fund ...................   6,042       11.739804           70,932      17%(a)
Oppenheimer VAF-Growth Fund ................  22,096       11.703375          258,598      17%(a)
Oppenheimer VAF -
  Growth & Income Fund .....................  44,301       11.308591          500,982      13%(a)
Van Eck WIT -
  Worldwide Emerging Markets Fund ..........   4,680        7.724914           36,153    (23)%(a)
Van Eck WIT -
  Worldwide Hard Assets Fund ...............     314        8.666521            2,721    (13)%(a)
Van Kampen American Capital LIT -
  Morgan Stanley Real Estate
  Securities Portfolio .....................   9,914        9.512323           94,305     (5)%(a)
Warburg Pincus Trust -
  Growth & Income Portfolio ................  28,562       11.239112          321,012      12%(a)
Warburg Pincus Trust -
  International Equity Portfolio ...........   7,136       11.325078           80,816      13%(a)
Warburg Pincus Trust -
  Post Venture Capital Portfolio ...........   2,727       11.320072           30,870      13%(a)
                                               =====       =========      ===========

                                                                          $18,195,517
                                                                          ===========


(a) This investment option was not being utilized for the entire period.

--------------------------------------------------------------------------------

                         PART I - FINANCIAL INFORMATION

ITEM 1         UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                             NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                                      Consolidated Statements of Income
                                                 (Unaudited)
                                          (in millions of dollars)
                                                            THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                 JUNE 30,                   JUNE 30,
                                                            ------------------       ----------------------
                                                             1998        1997          1998          1997
                                                            ------      ------       --------      --------
REVENUES
  Policy charges                                            $175.0      $129.7       $  334.0      $  250.1
  Life insurance premiums                                     52.0        50.3          105.2         105.7
  Net investment income                                      367.0       351.3          731.5         692.3
  Realized gains (losses) on investments                       5.0       (11.9)          21.6           9.2
  Other                                                       16.8        15.9           31.1          25.7
                                                            ------      ------       --------      --------
                                                             615.8       535.3        1,223.4       1,083.0
                                                            ------      ------       --------      --------

BENEFITS AND EXPENSES
  Interest credited to policyholder account balances         264.7       253.7          526.6         500.9
  Other benefits and claims                                   40.6        43.3           86.9          92.5
  Policyholder dividends on participating policies            11.5        11.6           22.3          22.2
  Amortization of deferred policy acquisition costs           54.1        39.6          101.8          83.0
  Other operating expenses                                   106.6        94.2          208.7         188.1
                                                            ------      ------       --------      --------
                                                             477.5       442.4          946.3         886.7
                                                            ------      ------       --------      --------

  Income before federal tax expense                          138.3        92.9          277.1         196.3
Federal tax expense                                           47.5        32.5           95.2          69.2
                                                            ------      ------       --------      --------
  Net income                                                $ 90.8      $ 60.4       $  181.9      $  127.1
                                                            ======      ======       ========      ========

See accompanying notes to unaudited consolidated financial statements.

                              NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                                          Consolidated Balance Sheets
                              (in millions of dollars, except per share amounts)
                                                                                  (UNAUDITED)
                                                                                    JUNE 30,     DECEMBER 31,
ASSETS                                                                               1998           1997
                                                                                  -----------    ------------
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity securities (cost $13,140.3 in 1998; $12,732.9 in 1997)        $13,611.2      $13,204.1
      Equity securities (cost $82.5 in 1998; $67.8 in 1997)                             99.1           80.4
   Mortgage loans on real estate, net                                                5,241.5        5,181.6
   Real estate, net                                                                    274.8          311.4
   Policy loans                                                                        441.6          415.3
   Other long-term investments                                                          22.7           25.2
   Short-term investments                                                              192.1          358.4
                                                                                   ---------      ---------
                                                                                    19,883.0       19,576.4
                                                                                   ---------      ---------

Cash                                                                                     5.9          175.6
Accrued investment income                                                              213.8          210.5
Deferred policy acquisition costs                                                    1,859.1        1,665.4
Other assets                                                                           407.0          438.4
Assets held in Separate Accounts                                                    45,974.9       37,724.4
                                                                                   ---------      ---------
                                                                                   $68,343.7      $59,790.7
                                                                                   =========      =========

LIABILITIES AND SHAREHOLDER'S EQUITY
Future policy benefits and claims                                                  $18,982.9      $18,702.8
Other liabilities                                                                      823.2          885.6
Liabilities related to Separate Accounts                                            45,974.9       37,724.4
                                                                                   ---------      ---------
                                                                                    65,781.0       57,312.8
                                                                                   ---------      ---------

Shareholder's equity:
  Capital shares, $1 par value.  Authorized 5.0 million shares, issued and
    outstanding 3.8 million shares                                                       3.8            3.8
  Additional paid-in capital                                                           914.7          914.7
  Retained earnings                                                                  1,394.2        1,312.3
  Accumulated other comprehensive income                                               250.0          247.1
                                                                                   ---------      ---------
                                                                                     2,562.7        2,477.9
                                                                                   ---------      ---------
                                                                                   $68,343.7      $59,790.7
                                                                                   =========      =========

See accompanying notes to unaudited consolidated financial statements.

                                NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                                 Consolidated Statements of Shareholder's Equity
                                                   (Unaudited)
                                     Six Months Ended June 30, 1998 and 1997
                                             (in millions of dollars)
                                                                                         ACCUMULATED
                                                             ADDITIONAL                     OTHER         TOTAL
                                                  COMMON      PAID-IN        RETAINED   COMPREHENSIVE  SHAREHOLDER'S
                                                  STOCK       CAPITAL        EARNINGS       INCOME        EQUITY
                                                 --------    ----------     ----------  -------------  -------------
1997
BALANCE, JANUARY 1, 1997                           $3.8       $ 527.9       $1,432.6       $173.6       $2,137.9

Comprehensive income:
  Net income                                        --          --             127.1         --            127.1
  Unrealized net losses on securities
    available-for-sale arising during the period    --          --             --           (32.4)         (32.4)
                                                                                                        --------
  Total comprehensive income                                                                                94.7
                                                                                                        --------
Capital contributions                               --          836.8          --            --            836.8
Dividends to shareholder                            --         (450.0)        (400.0)        --           (850.0)
                                                   ----       -------       --------       ------       --------
BALANCE, JUNE 30, 1997                             $3.8       $ 914.7       $1,159.7       $141.2       $2,219.4
                                                   ====       =======        =======       ======       ========



1998
  BALANCE, JANUARY 1, 1998                         $3.8       $ 914.7       $1,312.3       $247.1       $2,477.9

Comprehensive income:
  Net income                                        --          --             181.9         --            181.9
  Unrealized net losses on securities
    available-for-sale arising during the period    --          --             --             2.9            2.9
                                                                                                         --------
  Total comprehensive income                                                                                184.8
                                                                                                         --------
Dividend to shareholder                                                       (100.0)                      (100.0)
                                                   ----       -------        -------       ------        --------
BALANCE, JUNE 30, 1998                             $3.8       $ 914.7       $1,394.2       $250.0        $2,562.7
                                                   ====       =======        =======       ======        ========

See accompanying notes to unaudited consolidated financial statements.

                              NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                                    Consolidated Statements of Cash Flows
                                                 (Unaudited)
                                    Six Months Ended June 30, 1998 and 1997
                                           (in millions of dollars)
                                                                                        1998         1997
                                                                                      ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                            $   181.9    $   127.1
Adjustments to reconcile net income to net cash provided by operating activities:
  Interest credited to policyholder account balances                                      526.6        500.9
  Capitalization of deferred policy acquisition costs                                    (294.6)      (235.7)
  Amortization of deferred policy acquisition costs                                       101.8         83.0
  Amortization and depreciation                                                            (4.4)         2.0
  Realized gains on investments, net                                                      (21.6)        (9.2)
  (Increase) decrease in accrued investment income                                         (3.3)         1.1
  Decrease in other assets                                                                 30.4         21.7
  (Decrease) increase in policy liabilities                                                (2.3)        60.5
  Decrease in other liabilities                                                           (63.9)       (19.8)
  Other, net                                                                               (6.3)        (2.2)
                                                                                      ---------    ---------
    Net cash provided by operating activities                                             444.3        529.4
                                                                                      ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturity of securities available-for-sale                                   761.6        437.7
Proceeds from sale of securities available-for-sale                                       464.4        225.9
Proceeds from repayments of mortgage loans on real estate                                 337.5        164.7
Proceeds from sale of real estate                                                          58.7         23.2
Proceeds from repayments of policy loans and sale of other invested assets                 14.1         21.9
Cost of securities available-for-sale acquired                                         (1,637.1)    (1,236.6)
Cost of mortgage loans on real estate acquired                                           (401.1)      (418.6)
Cost of real estate acquired                                                               (0.3)       (21.5)
Policy loans issued and other invested assets acquired                                    (33.9)       (37.8)
Short-term investments, net                                                               166.3       (282.7)
                                                                                      ---------    ---------
    Net cash used in investing activities                                                (269.8)    (1,123.8)
                                                                                      ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from capital contributions                                                      --            836.8
Cash dividends paid to shareholder                                                       (100.0)      --
Increase in investment product and universal life insurance product
  account balances                                                                      1,278.5      1,010.3
Decrease in investment product and universal life insurance product
  account balances                                                                     (1,522.7)    (1,210.1)
                                                                                      ---------    ---------
    Net cash (used in) provided by financing activities                                  (344.2)       637.0
                                                                                      ---------    ---------

Net (decrease) increase in cash                                                          (169.7)        42.6

Cash, beginning of period                                                                 175.6         43.8
                                                                                      ---------    ---------
Cash, end of period                                                                   $     5.9    $    86.4
                                                                                      =========    =========


See accompanying notes to unaudited consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Unaudited Consolidated Financial Statements
                         Six Months Ended June 30, 1998


(1)      Basis of Presentation
---      ---------------------


         The accompanying unaudited consolidated financial statements of Nationwide Life Insurance Company and subsidiaries (NLIC or collectively the Company) have been prepared in accordance with generally accepted accounting principles, which differ from statutory accounting practices prescribed or permitted by regulatory authorities, for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The financial information included herein reflects all adjustments (all of which are normal and recurring in nature) which are, in the opinion of management, necessary for a fair presentation of financial position and results of operations. Operating results for all periods presented are not necessarily indicative of the results that may be expected for the full year. All significant intercompany balances and transactions have been eliminated. The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 1997, which are included in this prospectus.


(2)   Comprehensive Income
---   --------------------

         Pursuant to the Financial Accounting Standards Board (FASB) Statement No. 130, "Reporting Comprehensive Income", the Consolidated Statements of Shareholders' Equity include a new measure called "Comprehensive Income". Comprehensive Income includes net income as well as certain items that are reported directly within a separate component of shareholders' equity that bypass net income. Currently, the Company's only component of Other Comprehensive Income is unrealized gains (losses) on securities available-for-sale. The related before and after federal tax amounts are as follows:

                                                          THREE MONTHS ENDED       SIX MONTHS ENDED
(in millions of dollars)                                        JUNE 30,                JUNE 30,
------------------------                                  -------------------      -------------------
                                                           1998         1997        1998         1997
                                                          ------       ------      ------       ------
Unrealized gains (losses) on securities
 available-for-sale arising during the period:
    Gross                                                  $28.9       $139.3       $ 7.1       $(62.5)
    Adjustment to deferred policy acquisition costs         (6.9)       (47.6)        0.9         18.6
    Related federal tax (expense) benefit                   (7.6)       (32.1)       (2.8)        15.3
                                                           -----       ------       -----       ------
      Net                                                   14.4         59.6         5.2        (28.6)
                                                           -----       ------       -----       ------

Reclassification adjustment for net (gains) losses
 on securities available-for-sale realized during
 the period:
    Gross                                                   (0.6)        11.1        (3.5)        (5.9)
    Related federal tax expense (benefit)                    0.2         (3.9)        1.2          2.1
                                                           -----       ------       -----       ------
      Net                                                   (0.4)         7.2        (2.3)        (3.8)
                                                           -----       ------       -----       ------

Total Other Comprehensive Income (Loss)                    $14.0       $ 66.8       $ 2.9       $(32.4)
                                                           =====       ======       =====       ======

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
         Notes to Unaudited Consolidated Financial Statements, Continued

(3)      Accounting Pronouncements
---      -------------------------

         On January 1, 1998 the Company adopted FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). FAS 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." FAS 131 establishes standards for public business enterprises to report information about operating segments in annual financial statements and selected information about operating segments in interim financial reports. FAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of FAS 131 did not affect results of operations or financial position, nor did it affect the manner in which the Company defines its operating segments. The segment information required for interim reports is included in note 4.

         In March 1998, The American Institute of Certified Public Accountant's Accounting Standards Executive Committee issued Statement of Position
         (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance intended to standardize accounting practices for costs incurred to develop or obtain computer software for internal use. Specifically, SOP 98-1 provides guidance for determining whether computer software is for internal use and when costs incurred for internal-use software are to be capitalized. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998 with earlier application encouraged. The adoption of SOP 98-1, planned for the first quarter of 1999, is not expected to have a material impact on the Company's consolidated financial statements.

         In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. Contracts that contain embedded derivatives, such as certain insurance contracts, are also addressed by the Statement. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 with earlier application permitted. The Company is currently evaluating the impact of this Statement on results of operations and financial condition.

(4)      Segment Disclosures
---      -------------------

         The Company uses differences in products as the basis for defining its reportable segments. The Company reports three product segments:
         Variable Annuities, Fixed Annuities and Life Insurance.

         The Variable Annuities segment consists of annuity contracts that provide the customer with the opportunity to invest in mutual funds managed by independent investment managers and the Company, with investment returns accumulating on a tax-deferred basis. The Company's variable annuity products consist almost entirely of flexible premium deferred variable annuity contracts.

         The Fixed Annuities segment consists of annuity contracts that generate a return for the customer at a specified interest rate, fixed for a prescribed period, with returns accumulating on a tax-deferred basis. Such contracts consist of single premium deferred annuities, flexible premium deferred annuities and single premium immediate annuities. The Fixed Annuities segment includes the fixed option under variable annuity contracts.

         The Life Insurance segment consists of insurance products, including variable universal life insurance and corporate-owned life insurance products, that provide a death benefit and may also allow the customer to build cash value on a tax-deferred basis.

         In addition to the product segments, the Company reports corporate revenues and expenses, investments and related investment income supporting capital not specifically allocated to its product segments, revenues and expenses of its investment advisor subsidiary (other than the portion allocated to the Variable Annuities and Life Insurance segments), revenues and expenses related to group annuity contracts sold to Nationwide Insurance Enterprise employee and agent benefit plans and all realized gains and losses on investments in a Corporate and Other segment.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
         Notes to Unaudited Consolidated Financial Statements, Continued


The following table summarizes the financial results of the Company's business segments for the three months ended June 30, 1998 and 1997.

                                        VARIABLE     FIXED       LIFE       CORPORATE
(in millions of dollars)                ANNUITIES   ANNUITIES  INSURANCE    AND OTHER      TOTAL
------------------------------------   -----------  ---------  ---------    ----------    -------
1998
Operating revenue (1)                    $135.7      $286.2      $135.5      $ 53.4       $610.8
Benefits and expenses                      80.0       243.1       113.0        41.4        477.5
                                         ------      ------      ------      ------       ------
  Operating income before federal
    income tax                             55.7        43.1        22.5        12.0        133.3
Realized gains on investments               --          --          --          5.0          5.0
                                         ------      ------      ------      ------       ------
Consolidated income before
  federal income tax                     $ 55.7      $ 43.1      $ 22.5      $ 17.0       $138.3
                                         ======      ======      ======      ======       ======

1997
Operating revenue (1)                    $ 94.0      $282.2      $116.0      $ 55.0       $547.2
Benefits and expenses                      59.2       238.1       102.3        42.8        442.4
                                         ------      ------      ------      ------       ------
  Operating income before federal
    income tax                             34.8        44.1        13.7        12.2        104.8
Realized losses on investments              --          --          --        (11.9)       (11.9)
                                         ------      ------      ------      ------       ------
Consolidated income before
  federal income tax                     $ 34.8      $ 44.1      $ 13.7      $  0.3       $ 92.9
                                         ======      ======      ======      ======       ======

----------
(1) Excludes realized gains and losses on investments.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
         Notes to Unaudited Consolidated Financial Statements, Continued


The following table summarizes the financial results of the Company's business segments for the six months ended June 30, 1998 and 1997.

                                         VARIABLE           FIXED           LIFE         CORPORATE
(in millions of dollars)                 ANNUITIES        ANNUITIES       INSURANCE      AND OTHER         TOTAL
-----------------------------------      ---------        ---------       ---------      ---------       ---------
1998
Operating revenue (1)                    $   255.8        $   575.5        $  264.0       $  106.5       $ 1,201.8
Benefits and expenses                        150.8            487.4           220.3           87.8           946.3
                                         ---------        ---------        --------       --------       ---------
  Operating income before federal
    income tax                               105.0             88.1            43.7           18.7           255.5
Realized gains on investments                 --               --              --             21.6            21.6
                                         ---------        ---------        --------       --------       ---------
Consolidated income before
  federal income tax                     $   105.0        $    88.1        $   43.7       $   40.3       $   277.1
                                         =========        =========        ========       ========       =========

Assets as of period end                  $43,113.0        $14,549.5        $4,706.0       $5,975.2       $68,343.7
                                         =========        =========        ========       ========       =========

1997
Operating revenue (1)                    $   180.8        $   567.0        $  230.6       $   95.4       $ 1,073.8
Benefits and expenses                        116.6            485.3           199.9           84.9           886.7
                                         ---------        ---------        --------       --------       ---------
  Operating income before federal
    income tax                                64.2             81.7            30.7           10.5           187.1
Realized gains on investments                 --               --              --              9.2             9.2
                                         ---------        ---------        --------       --------       ---------
Consolidated income before
  federal income tax                     $    64.2        $    81.7        $   30.7       $   19.7       $   196.3
                                         =========        =========        ========       ========       =========

Assets as of period end                  $30,791.9        $13,974.5        $3,604.0       $5,255.5       $53,625.9
                                         =========        =========        ========       ========       =========

----------
(1) Excludes realized gains and losses on investments.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Nationwide Life Insurance Company:


We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (collectively the Company), a wholly owned subsidiary of Nationwide Financial Services, Inc., as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                    KPMG Peat Marwick LLP


Columbus, Ohio
January 30, 1998

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                           Consolidated Balance Sheets

                            (in millions of dollars)


                                                                                                   December 31,
                                                                                        -----------------------------------
                                        ASSETS                                                1997               1996
                                        ------
                                                                                        -----------------   ---------------
Investments:
  Securities available-for-sale, at fair value:
    Fixed maturity securities                                                               $13,204.1           $12,304.6
    Equity securities                                                                            80.4                59.1
  Mortgage loans on real estate, net                                                          5,181.6             5,272.1
  Real estate, net                                                                              311.4               265.8
  Policy loans                                                                                  415.3               371.8
  Other long-term investments                                                                    25.2                28.7
  Short-term investments                                                                        358.4                 4.8
                                                                                           ----------           ---------
                                                                                             19,576.4            18,306.9
                                                                                           ----------           ---------

Cash                                                                                            175.6                43.8
Accrued investment income                                                                       210.5               210.2
Deferred policy acquisition costs                                                             1,665.4             1,366.5
Investment in subsidiaries classified as discontinued operations                                  -                 485.7
Other assets                                                                                    438.4               426.5
Assets held in Separate Accounts                                                             37,724.4            26,926.7
                                                                                           ----------           ---------
                                                                                            $59,790.7           $47,766.3
                                                                                           ==========           =========

                         LIABILITIES AND SHAREHOLDER'S EQUITY
                         ------------------------------------

Future policy benefits and claims                                                           $18,702.8           $17,600.6
Other liabilities                                                                               885.6             1,101.1
Liabilities related to Separate Accounts                                                     37,724.4            26,926.7
                                                                                           ----------           ---------
                                                                                             57,312.8            45,628.4
                                                                                           ----------           ---------

Commitments and contingencies (notes 7 and 13)

Shareholder's equity:
  Common stock, $1 par value.  Authorized 5.0 million shares;
    3.8 million shares issued and outstanding                                                     3.8                 3.8
  Additional paid-in capital                                                                    914.7               527.9
  Retained earnings                                                                           1,312.3             1,432.6
  Unrealized gains on securities available-for-sale, net                                        247.1               173.6
                                                                                           ----------           ---------
                                                                                              2,477.9             2,137.9
                                                                                           ----------           ---------
                                                                                            $59,790.7           $47,766.3
                                                                                           ==========           =========



See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                        Consolidated Statements of Income

                            (in millions of dollars)


                                                                                        Years ended December 31,
                                                                              ---------------------------------------------
                                                                                  1997            1996           1995
                                                                              -------------   -------------  --------------

Revenues:
  Investment product and universal life insurance product policy charges       $   545.2       $   400.9      $   286.6
  Traditional life insurance premiums                                              205.4           198.6          199.1
  Net investment income                                                          1,409.2         1,357.8        1,294.0
  Realized gains (losses) on investments                                            11.1            (0.3)          (1.7)
  Other                                                                             46.5            35.9           20.7
                                                                              ----------      ----------     ----------
                                                                                 2,217.4         1,992.9        1,798.7
                                                                              ----------      ----------     ----------
Benefits and expenses:
  Interest credited to policyholder account balances                             1,016.6           982.3          950.3
  Other benefits and claims                                                        178.2           178.3          165.2
  Policyholder dividends on participating policies                                  40.6            41.0           39.9
  Amortization of deferred policy acquisition costs                                167.2           133.4           82.7
  Other operating expenses                                                         384.9           342.4          273.0
                                                                              ----------      ----------     ----------
                                                                                 1,787.5         1,677.4        1,511.1
                                                                              ----------      ----------     ----------

    Income from continuing operations before federal income tax expense            429.9           315.5          287.6

Federal income tax expense                                                         150.2           110.9           99.8
                                                                              ----------      ----------     ----------

    Income from continuing operations                                              279.7           204.6          187.8

Income from discontinued operations (less federal income tax expense
  of $4.5 and $7.4 in 1996 and 1995, respectively)                                   -              11.3           24.7
                                                                              ----------      ----------     ----------

    Net income                                                                 $   279.7       $   215.9      $   212.5
                                                                              ==========      ==========     ==========

See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                 Consolidated Statements of Shareholder's Equity

                            (in millions of dollars)


                                                                                          Unrealized
                                                                                            gains
                                                                                           (losses)
                                                           Additional                   on securities       Total
                                                Common       paid-in       Retained       available-    shareholder's
                                                 stock       capital       earnings     for-sale, net       equity
                                              ----------- ------------- -------------- ---------------- -------------
December 31, 1994                                 $3.8       $ 606.2       $1,378.2         $(119.7)       $1,868.5

  Capital contribution                             -            51.0            -              (4.1)           46.9
  Net income                                       -             -            212.5             -             212.5
  Dividends to shareholder                         -             -             (7.5)            -              (7.5)
  Unrealized gains on securities available-
    for-sale, net                                  -             -              -             508.1           508.1
                                              --------      --------       --------        --------       ---------
December 31, 1995                                  3.8         657.2        1,583.2           384.3          2628.5

  Net income                                       -             -            215.9             -             215.9
  Dividends to shareholder                         -          (129.3)        (366.5)          (39.8)         (535.6)
  Unrealized losses on securities available-
    for-sale, net                                  -             -              -            (170.9)         (170.9)
                                              --------      --------       --------        --------       ---------
December 31, 1996                                  3.8         527.9        1,432.6           173.6         2,137.9

  Capital contribution                             -           836.8            -               -             836.8
  Net income                                       -             -            279.7             -             279.7
  Dividends to shareholder                         -          (450.0)        (400.0)            -            (850.0)
  Unrealized gains on securities available-
    for-sale, net                                  -             -              -              73.5            73.5
                                              --------      --------       --------        --------       ---------
December 31, 1997                                 $3.8       $ 914.7       $1,312.3         $ 247.1        $2,477.9
                                              ========      ========       ========        ========       =========




See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                      Consolidated Statements of Cash Flows

                            (in millions of dollars)


                                                                                           Years ended December 31,
                                                                                ----------------------------------------------
                                                                                     1997           1996            1995
                                                                                ------------------------------ ---------------

Cash flows from operating activities:
  Net income                                                                     $    279.7      $   215.9       $   212.5
  Adjustments to reconcile net income to net cash provided by operating activities:
      Interest credited to policyholder account balances                            1,016.6          982.3           950.3
      Capitalization of deferred policy acquisition costs                            (487.9)        (422.6)         (321.3)
      Amortization of deferred policy acquisition costs                               167.2          133.4            82.7
      Amortization and depreciation                                                    (2.0)           7.0            10.2
      Realized (gains) losses on invested assets, net                                 (11.1)          (0.3)            3.3
      (Increase) decrease in accrued investment income                                 (0.3)           2.8           (16.9)
      (Increase) decrease in other assets                                             (12.7)         (38.9)           39.9
      (Decrease) increase in policy liabilities                                       (23.1)        (151.0)          123.9
      Increase in other liabilities                                                   230.6          191.4            27.0
      Other, net                                                                      (10.9)         (61.7)            1.8
                                                                                -----------      ---------        --------
        Net cash provided by operating activities                                   1,146.1          858.3         1,113.4
                                                                                -----------      ---------        --------

Cash flows from investing activities:
  Proceeds from maturity of securities available-for-sale                             993.4        1,162.8           634.6
  Proceeds from sale of securities available-for-sale                                 574.5          299.6           107.3
  Proceeds from maturity of fixed maturity securities held-to-maturity                  -              -             564.4
  Proceeds from repayments of mortgage loans on real estate                           437.3          309.0           207.8
  Proceeds from sale of real estate                                                    34.8           18.5            48.3
  Proceeds from repayments of policy loans and sale of other invested assets           22.7           22.8            53.6
  Cost of securities available-for-sale acquired                                   (2,828.1)      (1,573.6)       (1,942.4)
  Cost of fixed maturity securities held-to-maturity acquired                           -              -            (593.6)
  Cost of mortgage loans on real estate acquired                                     (752.2)        (972.8)         (796.0)
  Cost of real estate acquired                                                        (24.9)          (7.9)          (10.9)
  Policy loans issued and other invested assets acquired                              (62.5)         (57.7)          (75.9)
  Short-term investments, net                                                        (354.8)          28.0            77.8
                                                                                -----------      ---------        --------
        Net cash used in investing activities                                      (1,959.8)        (771.3)       (1,725.0)
                                                                                -----------      ---------        --------

Cash flows from financing activities:
  Proceeds from capital contributions                                                 836.8            -               -
  Cash dividends paid                                                                   -            (50.0)           (7.5)
  Increase in investment product and universal life insurance
    product account balances                                                        2,488.5        1,781.8         1,883.7
  Decrease in investment product and universal life insurance
    product account balances                                                       (2,379.8)      (1,784.5)       (1,258.7)
                                                                                -----------      ---------        --------
        Net cash provided by (used in) financing activities                           945.5          (52.7)          617.5
                                                                                -----------      ---------        --------
Net increase in cash                                                                  131.8           34.3             5.9

Cash, beginning of year                                                                43.8            9.5             3.6
                                                                                -----------      ---------        --------

Cash, end of year                                                                $    175.6      $    43.8       $     9.5
                                                                                ===========      =========       =========

See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                   Notes to Consolidated Financial Statements

                        December 31, 1997, 1996 and 1995


(1)      ORGANIZATION AND DESCRIPTION OF BUSINESS

         Prior to January 27, 1997, Nationwide Life Insurance Company (NLIC) was wholly owned by Nationwide Corporation (Nationwide Corp.). On that date, Nationwide Corp. contributed the outstanding shares of NLIC's common stock to Nationwide Financial Services, Inc. (NFS), a holding company formed by Nationwide Corp. in November 1996 for NLIC and the other companies within the Nationwide Insurance Enterprise that offer or distribute long-term savings and retirement products. On March 11 1997, NFS completed an initial public offering of its Class A common stock.

         During 1996 and 1997, Nationwide Corp. and NFS completed certain transactions in anticipation of the initial public offering that focused the business of NFS on long-term savings and retirement products. On September 24, 1996, NLIC declared a dividend payable to Nationwide Corp. on January 1, 1997 consisting of the outstanding shares of common stock of certain subsidiaries that do not offer or distribute long-term savings or retirement products. In addition, during 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to two affiliates effective January 1, 1996. These subsidiaries, through December 31, 1996, and all accident and health and group life insurance business have been accounted for as discontinued operations for all periods presented. See notes 11 and 15. Additionally, NLIC paid $900.0 million of dividends, $50.0 million to Nationwide Corp. on December 31, 1996 and $850.0 million to NFS, which then made an equivalent dividend to Nationwide Corp., on February 24, 1997.

         NFS contributed $836.8 million to the capital of NLIC during March
         1997.

         Wholly owned subsidiaries of NLIC include Nationwide Life and Annuity Insurance Company (NLAIC), Nationwide Advisory Services, Inc., Nationwide Investment Services Corporation and NWE, Inc. NLIC and its subsidiaries are collectively referred to as "the Company."

         The Company is a leading provider of long-term savings and retirement products. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which differ from statutory accounting practices prescribed or permitted by regulatory authorities. Annual Statements for NLIC and NLAIC, filed with the Department of Insurance of the State of Ohio (the Department), are prepared on the basis of accounting practices prescribed or permitted by the Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

         In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

         The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments and the liability for future policy benefits and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

         (a)  CONSOLIDATION POLICY

              The consolidated financial statements include the accounts of NLIC and its wholly owned subsidiaries. Subsidiaries that are classified and reported as discontinued operations are not consolidated but rather are reported as "Investment in subsidiaries classified as discontinued operations" in the accompanying consolidated balance sheets and "Income from discontinued operations" in the accompanying consolidated statements of income. All significant intercompany balances and transactions have been eliminated.

         (b)  VALUATION OF INVESTMENTS AND RELATED GAINS AND LOSSES

              The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no fixed maturity securities classified as held-to-maturity or trading as of December 31, 1997 or 1996.

              Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in interest income in the period received.

              Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

              Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         (c)  REVENUES AND BENEFITS

              INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS:
              Investment products consist primarily of individual and group variable and fixed annuities. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

              TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

         (d)  DEFERRED POLICY ACQUISITION COSTS

              The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable sales expenses have been deferred. For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(b). For traditional life insurance products, these deferred policy acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits.

         (e)  SEPARATE ACCOUNTS

              Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. For all but $365.5 million of separate account assets, the investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives.

         (f)  FUTURE POLICY BENEFITS

              Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

              Future policy benefits for traditional life insurance policies have been calculated using a net level premium method based on estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued, rather than the assumptions prescribed by state regulatory authorities. See note 4.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         (g)  PARTICIPATING BUSINESS

              Participating business represents approximately 50% in 1997 (52% in 1996 and 54% in 1995) of the Company's life insurance in force, 77% in 1997 (78% in 1996 and 79% in 1995) of the number of life insurance policies in force, and 27% in 1997 (40% in 1996 and 47% in 1995) of life insurance statutory premiums. The provision for policyholder dividends is based on current dividend scales and is included in "Future policy benefits and claims" in the accompanying consolidated balance sheets.

         (h)  FEDERAL INCOME TAX

              The Company files a consolidated federal income tax return with Nationwide Mutual Insurance Company (NMIC), the majority shareholder of Nationwide Corp. The members of the consolidated tax return group have a tax sharing arrangement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

              The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

         (i)  REINSURANCE CEDED

              Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis. All of the Company's accident and health and group life insurance business is ceded to affiliates and is accounted for as discontinued operations. See notes 11 and 15.

         (j)  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

              STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 130 - REPORTING COMPREHENSIVE INCOME was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. The statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders and includes net income. Comprehensive income would be reported in addition to earnings amounts currently presented. The Company will adopt the statement and begin reporting comprehensive income in the first quarter of 1998.

         (k)  RECLASSIFICATION

              Certain items in the 1996 and 1995 consolidated financial statements have been reclassified to conform to the 1997 presentation.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued




(3)      INVESTMENTS

         The amortized cost, gross unrealized gains and losses and estimated fair value of securities available-for-sale as of December 31, 1997 and 1996 were:

                                                                                     Gross         Gross
                                                                    Amortized     unrealized    unrealized     Estimated
             (in millions of dollars)                                 cost           gains        losses       fair value
                                                                 --------------  ------------  -------------  ------------
             December 31, 1997:
               Fixed maturity securities:
                 U.S. Treasury securities and obligations of U.S.
                   government corporations and agencies            $     305.1    $     8.6      $    -        $     313.7
                 Obligations of states and political subdivisions          1.6          -             -                1.6
                 Debt securities issued by foreign governments            93.3          2.7          (0.2)            95.8
                 Corporate securities                                  8,698.7        355.5         (11.5)         9,042.7
                 Mortgage-backed securities                            3,634.2        118.6          (2.5)         3,750.3
                                                                  ------------    ---------     ---------      -----------
                     Total fixed maturity securities                  12,732.9        485.4         (14.2)        13,204.1
               Equity securities                                          67.8         12.9          (0.3)            80.4
                                                                  ------------    ---------     ---------      -----------
                                                                   $  12,800.7    $   498.3      $  (14.5)     $  13,284.5
                                                                  ============    =========     =========      ===========

             December 31, 1996:
               Fixed maturity securities:
                 U.S. Treasury securities and obligations of U.S.
                   government corporations and agencies            $     275.7    $     4.8      $   (1.3)     $     279.2
                 Obligations of states and political subdivisions          6.2          0.5           -                6.7
                 Debt securities issued by foreign governments           100.7          2.1          (0.9)           101.9
                 Corporate securities                                  7,999.3        285.9         (33.7)         8,251.5
                 Mortgage-backed securities                            3,589.0         91.4         (15.1)         3,665.3
                                                                  ------------    ---------     ---------      -----------
                     Total fixed maturity securities                  11,970.9        384.7         (51.0)        12,304.6
               Equity securities                                          43.9         15.6          (0.4)            59.1
                                                                  ------------    ---------     ---------      -----------
                                                                   $  12,014.8    $   400.3      $  (51.4)     $  12,363.7
                                                                  ============    =========     =========      ===========


         The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                                 Amortized        Estimated
             (in millions of dollars)                                               cost          fair value
                                                                              --------------      ----------
             Fixed maturity securities available for sale:
               Due in one year or less                                            $     419.2      $     422.1
               Due after one year through five years                                  4,573.5          4,708.4
               Due after five years through ten years                                 2,772.6          2,879.7
               Due after ten years                                                    1,333.4          1,443.6
                                                                                  -----------      -----------
                                                                                      9,098.7          9,453.8
             Mortgage-backed securities                                               3,634.2          3,750.3
                                                                                  -----------      -----------
                                                                                  $  12,732.9      $  13,204.1
                                                                                  ===========      ===========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:


             (in millions of dollars)                                                1997          1996
                                                                                 -----------     ----------
             Gross unrealized gains                                                 $ 483.8        $349.0
             Adjustment to deferred policy acquisition costs                         (103.7)        (81.9)
             Deferred federal income tax                                             (133.0)        (93.5)
                                                                                   --------       -------
                                                                                    $ 247.1        $173.6
                                                                                   ========       =======

         An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturity securities held-to-maturity follows for the years ended December 31:


             (in millions of dollars)                                         1997          1996           1995
                                                                          -----------   -------------   -----------
             Securities available-for-sale:
               Fixed maturity securities                                      $137.5       $(289.2)       $876.3
               Equity securities                                                (2.7)          8.9           -
             Fixed maturity securities held-to-maturity                          -             -            75.6
                                                                             -------       -------       -------
                                                                              $134.8       $(280.3)      $ 951.9
                                                                             =======       =======       =======

         Proceeds from the sale of securities available-for-sale during 1997, 1996 and 1995 were $574.5 million, $299.6 million and $107.3 million, respectively. During 1997, gross gains of $9.9 million ($6.6 million and $4.8 million in 1996 and 1995, respectively) and gross losses of $18.0 million ($6.9 million and $2.1 million in 1996 and 1995, respectively) were realized on those sales. In addition, gross gains of $15.1 million and gross losses of $0.7 million were realized in 1997 when the Company paid a dividend to NFS, which then made an equivalent dividend to Nationwide Corp., consisting of securities having an aggregate fair value of $850.0 million.

         During 1995, the Company transferred fixed maturity securities classified as held-to-maturity with amortized cost of $25.4 million to available-for-sale securities due to evidence of a significant deterioration in the issuer's creditworthiness. The transfer of those fixed maturity securities resulted in a gross unrealized loss of $3.5 million.

         As permitted by the Financial Accounting Standards Board's Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, issued in November 1995, the Company transferred nearly all of its fixed maturity securities previously classified as held-to-maturity to available-for-sale. As of December 14, 1995, the date of transfer, the fixed maturity securities had amortized cost of $3.32 billion, resulting in a gross unrealized gain of $155.9 million.

         The recorded investment of mortgage loans on real estate considered to be impaired as of December 31, 1997 was $19.9 million ($51.8 million as of December 31, 1996), which includes $3.9 million ($41.7 million as of December 31, 1996) of impaired mortgage loans on real estate for which the related valuation allowance was $0.1 million ($8.5 million as of December 31, 1996) and $16.0 million ($10.1 million as of December 31,
         1996) of impaired mortgage loans on real estate for which there was no valuation allowance. During 1997, the average recorded investment in impaired mortgage loans on real estate was approximately $31.8 million ($39.7 million in 1996) and interest income recognized on those loans was $1.0 million ($2.1 million in 1996), which is equal to interest income recognized using a cash-basis method of income recognition.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Activity in the valuation allowance account for mortgage loans on real estate is summarized for the years ended December 31:

             (in millions of dollars)                                               1997          1996
                                                                                ------------- -------------
             Allowance, beginning of year                                            $51.0         $49.1
               (Reductions) additions charged to operations                           (1.2)          4.5
               Direct write-downs charged against the allowance                       (7.3)         (2.6)
                                                                                    ------        ------
             Allowance, end of year                                                  $42.5         $51.0
                                                                                    ======        ======

         Real estate is presented at cost less accumulated depreciation of $45.1 million as of December 31, 1997 ($30.3 million as of December 31, 1996) and valuation allowances of $11.1 million as of December 31, 1997 ($15.2 million as of December 31, 1996).

         Investments that were non-income producing for the twelve month period preceding December 31, 1997 amounted to $19.4 million ($26.8 million for 1996) and consisted of $3.0 million ($0.2 million in 1996) in securities available-for-sale, $16.4 million ($20.6 million in 1996) in real estate and none ($5.9 million in 1996) in other long-term investments.

         An analysis of investment income by investment type follows for the years ended December 31:

             (in millions of dollars)                                      1997             1996           1995
                                                                        -----------      ---------      ---------
             Gross investment income:
               Securities available-for-sale:
                 Fixed maturity securities                                $  911.6        $  917.1       $  685.8
                 Equity securities                                             0.8             1.3            1.3
               Fixed maturity securities held-to-maturity                      -               -            201.8
               Mortgage loans on real estate                                 457.7           432.8          395.5
               Real estate                                                    42.9            44.3           38.3
               Short-term investments                                         22.7             4.2           10.6
               Other                                                          21.0             4.0            7.2
                                                                          --------        --------       --------
                   Total investment income                                 1,456.7         1,403.7        1,340.5
             Less investment expenses                                         47.5            45.9           46.5
                                                                          --------        --------       --------
                   Net investment income                                  $1,409.2        $1,357.8       $1,294.0
                                                                          ========        ========       ========

         An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

             (in millions of dollars)                                       1997            1996           1995
                                                                         ---------       ---------       --------
             Securities available-for-sale:
               Fixed maturity securities                                    $ 3.6           $(3.5)         $ 4.2
               Equity securities                                              2.7             3.2            3.4
             Mortgage loans on real estate                                    1.6            (4.1)          (7.1)
             Real estate and other                                            3.2             4.1           (2.2)
                                                                           ------          ------         ------
                                                                            $11.1           $(0.3)         $(1.7)
                                                                           ======          ======         ======

         Fixed maturity securities with an amortized cost of $6.2 million as of December 31, 1997 and 1996 were on deposit with various regulatory agencies as required by law.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(4)      FUTURE POLICY BENEFITS AND CLAIMS

         The liability for future policy benefits for investment contracts represents approximately 86% and 87% of the total liability for future policy benefits as of December 31, 1997 and 1996, respectively. The average interest rate credited on investment product policies was approximately 6.1%, 6.3% and 6.6% for the years ended December 31, 1997, 1996 and 1995, respectively.

         The liability for future policy benefits for traditional life insurance policies has been established based upon the following assumptions:

              INTEREST RATES: Interest rates vary by issue year and were 6.9% and 6.6% in 1997 and 1996, respectively. Interest rates have generally ranged from 6.0% to 10.5% for previous issue years.

              WITHDRAWALS: Rates, which vary by issue age, type of coverage and policy duration, are based on Company experience.

              MORTALITY: Mortality and morbidity rates are based on published tables, modified for the Company's actual experience.

         The Company has entered into a reinsurance contract to cede a portion of its general account individual annuity business to The Franklin Life Insurance Company (Franklin). Total recoveries due from Franklin were $220.2 million and $240.5 million as of December 31, 1997 and 1996, respectively. The contract is immaterial to the Company's results of operations. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. Under the terms of the contract, Franklin has established a trust as collateral for the recoveries. The trust assets are invested in investment grade securities, the market value of which must at all times be greater than or equal to 102% of the reinsured reserves.

         The Company has reinsurance agreements with certain affiliates as described in note 11. All other reinsurance agreements are not material to either premiums or reinsurance recoverables.


(5)      FEDERAL INCOME TAX

         The Company's current federal income tax liability was $60.1 million and $30.2 million as of December 31, 1997 and 1996, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31, 1997 and 1996 are as follows:

             (in millions of dollars)                                        1997            1996
                                                                          ----------      ----------
             Deferred tax assets:
               Future policy benefits                                       $200.1          $183.0
               Liabilities in Separate Accounts                              242.0           188.4
               Mortgage loans on real estate and real estate                  19.0            23.4
               Other assets and other liabilities                             59.2            53.7
                                                                           -------          ------
                 Total gross deferred tax assets                             520.3           448.5
                 Less valuation allowance                                     (7.0)           (7.0)
                                                                           -------          ------
                 Net deferred tax assets                                     513.3           441.5
                                                                           -------          ------

             Deferred tax liabilities:
               Deferred policy acquisition costs                             480.5           399.3
               Fixed maturity securities                                     193.3           133.2
               Deferred tax on realized investment gains                      40.1            37.6
               Equity securities and other long-term investments               7.5             8.2
               Other                                                          22.2            25.4
                                                                           -------          ------
                 Total gross deferred tax liabilities                        743.6           603.7
                                                                           -------          ------
                 Net deferred tax liability                                 $230.3          $162.2
                                                                           =======          ======

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Nearly all future deductible amounts can be offset by future taxable amounts or recovery of federal income tax paid within the statutory carryback period. There has been no change in the valuation allowance for the years ended December 31, 1997, 1996 and 1995.

         Federal income tax expense attributable to income from continuing operations for the years ended December 31 was as follows:

           (in millions of dollars)                                   1997            1996            1995
                                                                   ---------       ---------       ---------
           Currently payable                                         $121.7          $116.5           $88.7
           Deferred tax expense (benefit)                              28.5            (5.6)           11.1
                                                                     ------          ------          ------
                                                                     $150.2          $110.9           $99.8
                                                                     ======          ======          ======

         Total federal income tax expense for the years ended December 31, 1997, 1996 and 1995 differs from the amount computed by applying the U.S. federal income tax rate to income before tax as follows:

                                                           1997                     1996                     1995
                                                   ----------------------   ----------------------   ----------------------
         (in millions of dollars)                     Amount        %          Amount        %          Amount        %
                                                   ----------------------   ------------- --------   ------------- --------
         Computed (expected) tax expense               $150.5      35.0         $110.4      35.0         $100.6      35.0
         Tax exempt interest and dividends
           received deduction                             -         0.0           (0.2)     (0.1)           -         0.0
         Other, net                                      (0.3)     (0.1)           0.7       0.3           (0.8)     (0.3)
                                                       ------      ----         ------      ----         ------      ----
             Total (effective rate of each year)       $150.2      34.9         $110.9      35.2         $ 99.8      34.7
                                                       ======      ====         ======      ====         ======      ====

         Total federal income tax paid was $91.8 million, $115.8 million and $51.8 million during the years ended December 31, 1997, 1996 and 1995, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(6)      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following disclosures summarize the carrying amount and estimated fair value of the Company's financial instruments. Certain assets and liabilities are specifically excluded from the disclosure requirements of financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

         The fair value of a financial instrument is defined as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is to be based on estimates using present value or other valuation techniques. Many of the Company's assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments.

         Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from the disclosure requirements, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

         The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

         The following methods and assumptions were used by the Company in estimating its fair value disclosures:

              FIXED MATURITY AND EQUITY SECURITIES: The fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

              MORTGAGE LOANS ON REAL ESTATE, NET: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgage loans in default is the estimated fair value of the underlying collateral.

              POLICY LOANS, SHORT-TERM INVESTMENTS AND CASH: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

              SEPARATE ACCOUNT ASSETS AND LIABILITIES: The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes certain surrender charges.

              INVESTMENT CONTRACTS: The fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


              POLICY RESERVES ON LIFE INSURANCE CONTRACTS: Included are disclosures for individual life insurance, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

              COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit have nominal fair value because of the short-term nature of such commitments. See note 13.

           Carrying amount and estimated fair value of financial instruments subject to disclosure requirements and policy reserves on life insurance contracts were as follows as of December 31:


                                                                         1997                              1996
                                                             ------------------------------   -------------------------------
                                                                Carrying      Estimated          Carrying       Estimated
               (in millions of dollars)                          amount       fair value          amount        fair value
                                                             ------------------------------   --------------- ---------------

               Assets:
                 Investments:
                   Securities available-for-sale:
                     Fixed maturity securities                  $13,204.1      $13,204.1         $12,304.6       $12,304.6
                     Equity securities                               80.4           80.4              59.1            59.1
                   Mortgage loans on real estate, net             5,181.6        5,509.7           5,272.1         5,397.9
                   Policy loans                                     415.3          415.3             371.8           371.8
                   Short-term investments                           358.4          358.4               4.8             4.8
                 Cash                                               175.6          175.6              43.8            43.8
                 Assets held in Separate Accounts                37,724.4       37,724.4          26,926.7        26,926.7

               Liabilities:
                 Investment contracts                            14,708.2       14,322.1          13,914.4        13,484.5
                 Policy reserves on life insurance contracts      3,345.4        3,182.4           3,392.8         3,197.5
                 Liabilities related to Separate Accounts        37,724.4       36,747.0          26,926.7        26,164.2




(7)      RISK DISCLOSURES

         The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

         LEGAL/REGULATORY RISK: The risk that changes in the legal or regulatory environment in which an insurer operates will result in increased competition, reduce demand for a company's products, or create additional expenses not anticipated by the insurer in pricing its products. The Company mitigates this risk by offering a wide range of products and by operating throughout the United States, thus reducing its exposure to any single product or jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

         CREDIT RISK: The risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         INTEREST RATE RISK: The risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

         FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

         Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 75% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $341.4 million extending into 1998 were outstanding as of December 31, 1997. The Company also had $63.9 million of commitments to purchase fixed maturity securities outstanding as of December 31, 1997.

         SIGNIFICANT CONCENTRATIONS OF CREDIT RISK: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 20% (21% in 1996) in any geographic area and no more than 2% (2% in 1996) with any one borrower as of December 31, 1997. As of December 31, 1997, 46% (44% in 1996) of the remaining principal balance of the Company's commercial mortgage loan portfolio financed retail properties.

         The Company had a significant reinsurance recoverable balance from one reinsurer as of December 31, 1997 and 1996. See note 4.

(8)      PENSION PLAN

         The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one year of service. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

         Effective January 1, 1995, the plan was amended to provide enhanced benefits for participants who met certain eligibility requirements and elected early retirement no later than March 15, 1995. The entire cost of the enhanced benefit was borne by NMIC and certain of its property and casualty insurance company affiliates.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Effective December 31, 1995, the Nationwide Insurance Companies and Affiliates Retirement Plan was merged with the Farmland Mutual Insurance Company Employees' Retirement Plan and the Wausau Insurance Companies Pension Plan to form the Nationwide Insurance Enterprise Retirement Plan (the Retirement Plan). Immediately prior to the merger, the plans were amended to provide consistent benefits for service after January 1, 1996. These amendments had no significant impact on the accumulated benefit obligation or projected benefit obligation as of December 31, 1995.

         Pension costs charged to operations by the Company during the years ended December 31, 1997, 1996 and 1995 were $7.5 million, $7.4 million and $10.5 million, respectively.

         The Company had no net accrued pension expense as of December 31, 1997 ($1.1 million as of December 31, 1996).

         The net periodic pension cost for the Retirement Plan as a whole for the years ended December 31, 1997 and 1996 and for the Nationwide Insurance Companies and Affiliates Retirement Plan as a whole for the year ended December 31, 1995 follows:

              (in millions of dollars)                                   1997             1996              1995
                                                                     -----------      -----------       -----------

              Service cost (benefits earned during the period)        $   77.3         $   75.5          $   64.5
              Interest cost on projected benefit obligation              118.6            105.5              95.3
              Actual return on plan assets                              (328.0)          (210.6)           (249.3)
              Net amortization and deferral                              196.4            101.8             143.4
                                                                      --------         --------          --------
                                                                      $   64.3         $   72.2          $   53.9
                                                                      ========         ========          ========

         Basis for measurements, net periodic pension cost:


                                                                        1997             1996              1995
                                                                    -----------      -----------       -----------

              Weighted average discount rate                           6.50%            6.00%             7.50%
              Rate of increase in future compensation levels           4.75%            4.25%             6.25%
              Expected long-term rate of return on plan assets         7.25%            6.75%             8.75%

         Information regarding the funded status of the Retirement Plan as a whole as of December 31, 1997 and 1996 follows:

              (in millions of dollars)                                           1997              1996
                                                                             -----------       -----------
              Accumulated benefit obligation:
                Vested                                                         $1,547.5          $1,338.6
                Nonvested                                                          13.5              11.1
                                                                               --------         ---------
                                                                               $1,561.0          $1,349.7
                                                                               ========         =========

              Net accrued pension expense:
                Projected benefit obligation for services rendered to date     $2,033.8          $1,847.8
                Plan assets at fair value                                       2,212.9           1,947.9
                                                                              ---------         ---------
                  Plan assets in excess of projected benefit obligation           179.1             100.1
                Unrecognized prior service cost                                    34.7              37.9
                Unrecognized net gains                                           (330.7)           (202.0)
                Unrecognized net asset at transition                               33.3              37.2
                                                                              ---------         ---------
                                                                              $   (83.6)        $   (26.8)
                                                                              =========         =========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Basis for measurements, funded status of plan:

                                                                                1997              1996
                                                                             -----------       -----------

              Weighted average discount rate                                   6.00%             6.50%
              Rate of increase in future compensation levels                   4.25%             4.75%

         Assets of the Retirement Plan are invested in group annuity contracts of NLIC and Employers Life Insurance Company of Wausau (ELICW).

(9)      POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

         In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

         The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation (APBO), however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

         The Company's accrued postretirement benefit expense as of December 31, 1997 and 1996 was $36.5 million and $34.9 million, respectively, and the net periodic postretirement benefit cost (NPPBC) for 1997, 1996 and 1995 was $3.0 million, $3.3 million and $3.1 million, respectively.

         Information regarding the funded status of the plan as a whole as of December 31, 1997 and 1996 follows:


             (in millions of dollars)                                                         1997             1996
                                                                                          -----------       -----------
             Accrued postretirement benefit expense:
               Retirees                                                                    $   93.3          $   93.0
               Fully eligible, active plan participants                                        31.6              23.7
               Other active plan participants                                                 113.0              84.0
                                                                                           --------          --------
                 Accumulated postretirement benefit obligation                                237.9             200.7
               Plan assets at fair value                                                       69.2              63.0
                                                                                           --------          --------
                 Plan assets less than accumulated postretirement benefit obligation         (168.7)           (137.7)
               Unrecognized transition obligation of affiliates                                 1.5               1.7
               Unrecognized net losses (gains)                                                  1.6             (23.2)
                                                                                           --------          --------
                                                                                            $(165.6)          $(159.2)
                                                                                           ========          ========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The amount of NPPBC for the plan as a whole for the years ended December 31, 1997, 1996 and 1995 was as follows:

             (in millions of dollars)                            1997          1996          1995
                                                              -----------   ------------  ------------
             Service cost (benefits attributed to employee
               service during the year)                          $  7.0        $  6.5        $  6.2
             Interest cost on accumulated postretirement
               benefit obligation                                  14.0          13.7          14.2
             Actual return on plan assets                          (3.6)         (4.3)         (2.7)
             Amortization of unrecognized transition
               obligation of affiliates                             0.2           0.2           3.0
             Net amortization and deferral                         (0.5)          1.8          (1.6)
                                                                -------        ------        ------
                                                                  $17.1         $17.9         $19.1
                                                                =======        ======        ======

         Actuarial assumptions used for the measurement of the APBO and the NPPBC for 1997, 1996 and 1995 were as follows:

                                                                 1997          1996          1995
                                                              -----------   -----------   -----------
             APBO:
               Discount rate                                  6.70%         7.25%         6.75%
               Assumed health care cost trend rate:
                 Initial rate                                12.13%        11.00%        11.00%
                 Ultimate rate                                6.12%         6.00%         6.00%
                 Uniform declining period                   12 Years      12 Years      12 Years

             NPPBC:
               Discount rate                                  7.25%         6.65%         8.00%
               Long term rate of return on plan
                 assets, net of tax                           5.89%         4.80%         8.00%
               Assumed health care cost trend rate:
                 Initial rate                                11.00%        11.00%        10.00%
                 Ultimate rate                                6.00%         6.00%         6.00%
                 Uniform declining period                    12 Years      12 Years      12 Years

         For the plan as a whole, a one percentage point increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1997 by $0.4 million and have no impact on the NPPBC for the year ended December 31, 1997.

(10) SHAREHOLDER'S EQUITY, REGULATORY RISK-BASED CAPITAL, RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

         Ohio, NLIC's and NLAIC's state of domicile, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceed the minimum risk-based capital requirements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The statutory capital and surplus of NLIC as of December 31, 1997, 1996 and 1995 was $1.13 billion, $1.00 billion and $1.36 billion, respectively. The statutory net income of NLIC for the years ended December 31, 1997, 1996 and 1995 was $111.7 million, $73.2 million and $86.5 million, respectively.

         As a result of the $850.0 million dividend paid on February 24, 1997, any dividend paid by NLIC during the twelve-month period immediately following the $850.0 million dividend would be an extraordinary dividend under Ohio insurance laws. Accordingly, no such dividend could be paid without prior regulatory approval. The Company has no reason to believe that any reasonably foreseeable dividend to be paid by NLIC would not receive the required approval.

         In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of New York that limit the amount of statutory profits on NLIC's participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its shareholder.

         The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and shareholder dividends in the future.

(11)     TRANSACTIONS WITH AFFILIATES

         As part of the restructuring described in note 1, NLIC paid a dividend valued at $485.7 million to Nationwide Corp. on January 1, 1997 consisting of the outstanding shares of common stock of ELICW, National Casualty Company (NCC) and West Coast Life Insurance Company (WCLIC). Also, on February 24, 1997, NLIC paid a dividend to NFS, and NFS paid an equivalent dividend to Nationwide Corp., consisting of securities having an aggregate fair value of $850.0 million. The Company recognized a gain of $14.4 million on the transfer of securities.

         The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 1997, 1996 and 1995, the Company made lease payments to NMIC and its subsidiaries of $8.4 million, $9.1 million and $9.0 million, respectively.

         Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as sales support, advertising, personnel and general management services, to those subsidiaries. Expenses covered by this agreement are subject to allocation among NMIC, the Company and other affiliates. Amounts allocated to the Company were $85.8 million, $101.6 million and $107.1 million in 1997, 1996 and 1995, respectively. The allocations are based on techniques and procedures in accordance with insurance regulatory guidelines. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commissions expense and other methods agreed to by the participating companies that are within industry guidelines and practices. The Company believes these allocation methods are reasonable. In addition, the Company does not believe that expenses recognized under the inter-company agreements are materially different than expenses that would have been recognized had the Company operated on a stand alone basis. Amounts payable to NMIC from the Company under the cost sharing agreement were $20.5 million and $15.1 million as of December 31, 1997 and 1996, respectively.

         The Company also participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or a stated period, the securities will be repurchased by the seller at the original sales price plus a price differential. Transactions under the agreements during 1997 and 1996 were not material. The Company believes that the terms of the repurchase agreements are materially consistent with what the Company could have obtained with unaffiliated parties.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Intercompany reinsurance agreements exist between NLIC and, respectively, NMIC and ELICW whereby all of NLIC's accident and health and group life insurance business is ceded on a modified coinsurance basis. NLIC entered into the reinsurance agreements during 1996 because the accident and health and group life insurance business was unrelated to the Company's long-term savings and retirement products. Accordingly, the accident and health and group life insurance business has been accounted for as discontinued operations for all periods presented. Under modified coinsurance agreements, invested assets are retained by the ceding company and investment earnings are paid to the reinsurer. Under the terms of the Company's agreements, the investment risk associated with changes in interest rates is borne by ELICW or NMIC, as the case may be. Risk of asset default is retained by the Company, although a fee is paid by ELICW or NMIC, as the case may be, to the Company for the Company's retention of such risk. The agreements will remain in force until all policy obligations are settled. However, with respect to the agreement between NLIC and NMIC, either party may terminate the contract on January 1 of any year with prior notice. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Amounts ceded to NMIC and ELICW for the years ended December 31, 1997 and 1996 were:


                                                                   1997                          1996
                                                        ----------------------------  ----------------------------
             (in millions of dollars)                       NMIC          ELICW           NMIC          ELICW
                                                        -------------- -------------  ----------------------------
             Premiums                                       $ 91.4         $199.8         $ 97.3        $224.2
             Net investment income and other revenue        $ 10.7         $ 13.4         $ 10.9        $ 14.8
             Benefits, claims and other expenses            $100.7         $225.9         $100.5        $246.6


         The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC were $211.0 million and $4.8 million as of December 31, 1997 and 1996, respectively, and are included in short-term investments on the accompanying consolidated balance sheets.

         On March 1, 1995, Nationwide Corp. contributed all of the outstanding shares of common stock of Farmland Life Insurance Company (Farmland) to NLIC. Farmland merged into WCLIC effective June 30, 1995. The contribution resulted in a direct increase to consolidated shareholder's equity of $46.9 million. As discussed in note 15, WCLIC is accounted for as discontinued operations.

         Certain annuity products are sold through three affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the three years ended December 31, 1997 were $66.1 million, $76.9 million and $57.3 million, respectively.

(12)     BANK LINES OF CREDIT

         In August 1996, NLIC, along with NMIC, entered into a $600.0 million revolving credit facility which provides for a $600.0 million loan over a five year term on a fully revolving basis with a group of national financial institutions. The credit facility provides for several and not joint liability with respect to any amount drawn by either NLIC or NMIC. NLIC and NMIC pay facility and usage fees to the financial institutions to maintain the revolving credit facility. All previously existing line of credit agreements were canceled. In September 1997, the credit agreement was amended to include NFS as a party to and borrower under the agreement.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(13)     CONTINGENCIES

         The Company is a defendant in various lawsuits. In the opinion of management, the effects, if any, of such lawsuits are not expected to be material to the Company's financial position or results of operations.

(14)     SEGMENT INFORMATION

         The Company has three product segments: Variable Annuities, Fixed Annuities and Life Insurance. The Variable Annuities segment consists of annuity contracts that provide the customer with the opportunity to invest in mutual funds managed by the Company and independent investment managers, with the investment returns accumulating on a tax-deferred basis. The Fixed Annuities segment consists of annuity contracts that generate a return for the customer at a specified interest rate, fixed for a prescribed period, with returns accumulating on a tax-deferred basis. The Fixed Annuities segment also includes the fixed option under the Company's variable annuity contracts. The Life Insurance segment consists of insurance products that provide a death benefit and may also allow the customer to build cash value on a tax-deferred basis. In addition, the Company reports corporate expenses and investments, and the related investment income supporting capital not specifically allocated to its product segments in a Corporate and Other segment. In addition, all realized gains and losses and investment management fees and other revenue earned from mutual funds, other than the portion allocated to the variable annuities and life insurance segments, are reported in the Corporate and Other segment.

         The following table summarizes revenues and income from continuing operations before federal income tax expense for the years ended December 31, 1997, 1996 and 1995 and assets as of December 31, 1997, 1996 and 1995, by segment.

              (in millions of dollars)                                         1997               1996             1995
                                                                           -------------      ------------     ------------
              Revenues:
                  Variable Annuities                                         $    404.0        $    284.6       $    189.1
                  Fixed Annuities                                               1,141.4           1,092.6          1,052.0
                  Life Insurance                                                  473.1             435.6            409.1
                  Corporate and Other                                             198.9             180.1            148.5
                                                                            -----------        ----------       ----------
                                                                             $  2,217.4        $  1,992.9       $  1,798.7
                                                                            ===========        ==========       ==========

              Income from continuing operations before federal income tax expense:
                  Variable Annuities                                         $    150.9        $     90.3       $     50.8
                  Fixed Annuities                                                 169.5             135.4            137.0
                  Life Insurance                                                   70.9              67.2             67.6
                  Corporate and Other                                              38.6              22.6             32.2
                                                                            -----------        ----------       ----------
                                                                             $    429.9        $    315.5       $    287.6
                                                                            ===========        ==========       ==========

              Assets:
                  Variable Annuities                                         $ 35,278.7        $ 25,069.7       $ 17,333.0
                  Fixed Annuities                                              14,436.3          13,994.7         13,250.4
                  Life Insurance                                                3,901.4           3,353.3          3,027.4
                  Corporate and Other                                           6,174.3           5,348.6          4,896.8
                                                                            -----------        ----------       ----------
                                                                             $ 59,790.7        $ 47,766.3       $ 38,507.6
                                                                            ===========        ==========       ==========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(15)     DISCONTINUED OPERATIONS

         As discussed in note 1, NFS is a holding company for NLIC and certain other companies within the Nationwide Insurance Enterprise that offer or distribute long-term savings and retirement products. Prior to the contribution by Nationwide Corp. of the outstanding common stock of NLIC to NFS, NLIC effected certain transactions with respect to certain subsidiaries and lines of business that were unrelated to long-term savings and retirement products.

         On September 24, 1996, NLIC's Board of Directors declared a dividend payable to Nationwide Corp. on January 1, 1997 consisting of the outstanding shares of common stock of three subsidiaries: ELICW, NCC and WCLIC. ELICW writes group accident and health and group life insurance business and maintains it offices in Wausau, Wisconsin. NCC is a property and casualty company with offices in Scottsdale, Arizona that serves as a fronting company for a property and casualty subsidiary of NMIC. WCLIC writes high dollar term life insurance policies and is located in San Francisco, California. ELICW, NCC and WCLIC have been accounted for as discontinued operations in the accompanying consolidated financial statements through December 31, 1996. The Company did not recognize any gain or loss on the disposal of these subsidiaries.

         Also, during 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to ELICW and NMIC, effective January 1, 1996. See note 11 for a complete discussion of the reinsurance agreements. The Company has discontinued its accident and health and group life insurance business and in connection therewith has entered into reinsurance agreements to cede all existing and any future writings to other affiliated companies. NLIC's accident and health and group life insurance business is accounted for as discontinued operations for all periods presented. The Company did not recognize any gain or loss on the disposal of the accident and health and group life insurance business. The assets, liabilities, results of operations and activities of discontinued operations are distinguished physically, operationally and for financial reporting purposes from the remaining assets, liabilities, results of operations and activities of the Company.

         A summary of the results of operations of discontinued operations for the years ended December 31, 1997, 1996 and 1995 is as follows:


             (in millions of dollars)                                               1997           1996          1995
                                                                                -------------- ------------- ------------

             Revenues                                                             $    -         $   668.9     $   776.9
             Net income                                                           $    -         $    11.3     $    24.7

         A summary of the assets and liabilities of discontinued operations as of December 31, 1997, 1996 and 1995 is as follows:

             (in millions of dollars)                                               1997           1996          1995
                                                                                -------------- ------------- -------------

             Assets, consisting primarily of investments                            $247.3        $3,288.5      $3,206.7
             Liabilities, consisting primarily of policy benefits and claims        $247.3        $2,802.8      $2,700.0

                           PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT

This Pre-Effective Amendment No. 1 comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.


The prospectus consisting of 90 pages.


Representations and Undertakings.

The Signatures.

The following exhibits required by Forms N-8B-2 and S-6:


1.   Power of Attorney dated May 22, 1998.               Attached hereto.

2.   Resolution of the Depositor's Board of Directors    Included with the Registration Statement on Form N-8B-2
     authorizing the establishment of the Registrant,    for the Nationwide VLI Separate Account-2 (File No. 811-
     adopted                                             5311), and is hereby incorporated by reference.

3.   Distribution Contracts                              Underwriting or Distribution of contracts between the
                                                         Registrant and Principal Underwriter - Filed previously
                                                         in connection with Registration Statement (SEC File No.
                                                         33-86408) on November 14, 1994 and hereby incorporated by
                                                         reference.

4.   Form of Security                                    Included with the Registration Statement on Form S-6 for
                                                         the Nationwide VLI Separate Account-2 ('33 Act File No.
                                                         33-62795, '40 Act File No. 811-5311).

5.   Articles of Incorporation of Depositor              Included with the Registration Statement on Form N-8B-2
                                                         for the Nationwide VLI Separate Account-2 (File No.
                                                         811-5311), and is hereby incorporated by reference.

6.   Application Form of Security                        Included with the Registration Statement on Form S-6 for
                                                         the Nationwide VLI Separate Account-2 ('33 Act File No.
                                                         33-62795, '40 Act File No. 811-5311).

7.   Opinion of Counsel                                  Included with the Registration Statement on Form N-8B-2
                                                         for the Nationwide VLI Separate Account - 4 ('33 Act File
                                                         No 33-52615, '40 Act No. 811-8301).

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(B) under the Act with respect to the Policies described in the prospectus. The Policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by the Company under the Policies. The Company represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the Policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The fees and charges deducted under the Policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                          INDEPENDENT AUDITORS' CONSENT



The Board of Directors of Nationwide Life Insurance Company:






We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.




Columbus, Ohio                                             KPMG Peat Marwick LLP
May 13, 1998

                                   SIGNATURES


As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account - 4, has caused this Pre-Effective Amendment No. 1 to be signed on its behalf in the City of Columbus, and State of Ohio, on this 8th day of September, 1998.

                                        NATIONWIDE VLI SEPARATE ACCOUNT-4
                                        -----------------------------------
                                                  (Registrant)
(Seal)                                  NATIONWIDE LIFE INSURANCE COMPANY
Attest:                                 -----------------------------------
                                                   (Sponsor)


W. SIDNEY DRUEN                         By:        JOSEPH P. RATH
------------------------------------       -----------------------------------
W. Sidney Druen                                    Joseph P. Rath
Assistant Secretary                        Vice President - Office of Product
                                                 and Market Compliance

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 has been signed below by the following persons in the capacities indicated on the 8th day of September, 1998.

              SIGNATURE                                             TITLE

LEWIS J. ALPHIN                                                    Director
-------------------------------------------------
Lewis J. Alphin

A. I. BELL                                                         Director
-------------------------------------------------
A. I. Bell

KEITH W. ECKEL                                                     Director
-------------------------------------------------
Keith W. Eckel

WILLARD J. ENGEL                                                   Director
-------------------------------------------------
Willard J. Engel

FRED C. FINNEY                                                     Director
-------------------------------------------------
Fred C. Finney

CHARLES L. FUELLGRAF, JR.                                          Director
-------------------------------------------------
Charles L. Fuellgraf, Jr.

JOSEPH J. GASPER                                             President and Chief
-------------------------------------------------       Operating Office and Director
Joseph J. Gasper

DIMON R. McFERSON                                        Chairman and Chief Executive Officer
-------------------------------------------------   Nationwide Insurance Enterprise and Director
Dimon R. McFerson

DAVID O. MILLER                                       Chairman of the Board and Director
-------------------------------------------------
David O. Miller

YVONNE L. MONTGOMERY                                               Director
-------------------------------------------------
Yvonne L. Montgomery

ROBERT A. OAKLEY                                           Executive Vice President-
-------------------------------------------------           Chief Financial Officer
Robert A. Oakley

JAMES F. PATTERSON                                                 Director                  By /s/ JOSEPH P. RATH
-------------------------------------------------                                       ----------------------------
James F. Patterson                                                                              Joseph P. Rath
                                                                                                Attorney-in-Fact
ARDEN L. SHISLER                                                   Director
-------------------------------------------------
Arden L. Shisler

ROBERT L. STEWART                                                  Director
-------------------------------------------------
Robert L. Stewart

NANCY C. THOMAS                                                    Director
-------------------------------------------------
Nancy C. Thomas

HAROLD W. WEIHL                                                    Director
-------------------------------------------------
Harold W. Weihl